Bally's

ANNUAL REPORT 2022



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 001-38850



BALLY'S CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**20-0904604**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

100 Westminster Street, Providence, RI 02903
(Address of principal executive offices) (Zip Code)

(401) 475-8474
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value of $0.01 per share	**BALY**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

The aggregate market value of the voting common stock held by non-affiliates of the registrant as of June 30, 2022 based on the closing price on the New York Stock Exchange for such date, was approximately $789.9 million.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Class	Outstanding as of February 14, 2023
Common stock, $0.01 par value	46,682,544

For additional information regarding the Company's shares outstanding, refer to Note 17 "Stockholders' Equity."

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the Annual Meeting of Stockholders to be held on May 17, 2023 are incorporated by reference into Part III of this Annual Report on Form 10-K.

BALLY'S CORPORATION

ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

Cautionary Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K includes forward-looking statements within the meaning of the federal securities laws. Forward-looking statements are statements as to matters that are not historical facts, and include statements about our plans, objectives, expectations and intentions.

Forward-looking statements are not guarantees and are subject to risks and uncertainties. Forward-looking statements are based on our current expectations and assumptions. Although we believe that our expectations and assumptions are reasonable at this time, they should not be regarded as representations that our expectations will be achieved. Actual results may vary materially. Forward-looking statements speak only as of the time of this Annual Report on Form 10-K and we do not undertake to update or revise them as more information becomes available, except as required by law.

Important factors beyond those that apply to most businesses, some of which are beyond our control, that could cause actual results to differ materially from our expectations and assumptions include, without limitation:

- unexpected costs, difficulties integrating and other events impacting our completed acquisitions and our ability to realize anticipated benefits;

- unexpected costs and other events impacting our planned construction projects, including Bally's Chicago;

- risks associated with our rapid growth, including those affecting customer and employee retention, integration and controls;

- risks associated with the impact of the digitalization of gaming on our casino operations, our expansion into online gaming ("iGaming") and sports betting and the highly competitive and rapidly changing aspects of our interactive businesses generally;

- the very substantial regulatory restrictions applicable to us, including costs of compliance;

- uncertainties surrounding the COVID-19 pandemic, any variant of COVID-19 or similar health emergencies, including limitations on our operations, increased costs, changes in customer attitudes, impact on our employees and the impact on general economic conditions;

- global economic challenges, including the impact of the war in Ukraine, rising inflation, rising interest rates and supply-chain disruptions could cause economic uncertainty and volatility;

- restrictions and limitations in agreements to which we are subject, including our debt, could significantly affect our ability to operate our business and our liquidity; and

- other risks identified in Part I. Item 1A. "Risk Factors" of this Annual Report on Form 10-K.

The foregoing list of important factors is not exclusive and does not include matters like changes in general economic conditions that affect substantially all gaming businesses.

You should not place undue reliance on our forward-looking statements.

ITEM 1.   BUSINESS

Bally's Corporation, a Delaware corporation, with global headquarters in Providence, Rhode Island, is referred to as the "Company," "Bally's," "we," "our" or "us." Our common stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "BALY."

Our Company

We are a global gaming, hospitality and entertainment company with a portfolio of casinos and resorts and online gaming businesses. We provide our customers with physical and interactive entertainment and gaming experiences, including traditional casino offerings, iCasino, online bingo, sportsbook and free-to-play ("F2P") games.

As of December 31, 2022, we own and manage 15 land-based casinos and one horse racetrack in ten states across the United States ("US") operating under the Bally's brand. Our land-based casino operations include approximately 14,800 slot machines, 500 table games and 5,300 hotel rooms, along with various restaurants, entertainment venues and other amenities. In 2021, we acquired London-based Gamesys Group Ltd. ("Gamesys") to expand our geographical and product footprints to include an iGaming business with well-known brands providing iCasino and online bingo experiences to our global online customer base with concentrations in Europe and Asia and a growing presence in North America. Our revenues are primarily generated by these gaming and entertainment offerings. We own and operate our proprietary software and technology stack, which is designed to allow us to provide consumers differentiated offerings and exclusive content.

Our Strategy and Business Developments

We seek to continue to grow our business by actively pursuing the acquisition and development of new gaming opportunities and reinvesting in our existing operations. We believe that interactive gaming represents a significant strategic opportunity for the future growth of Bally's and we will continue to actively focus resources in markets that we believe will regulate iGaming. We seek to increase revenues at our casinos and resorts through enhancing the guest experience by providing popular games, restaurants, hotel accommodations, entertainment and other amenities in attractive surroundings with high-quality guest service. We believe that our recent acquisitions have expanded and diversified us from financial and market exposure perspectives, while continuing to mitigate our susceptibility to regional economic downturns, idiosyncratic regulatory changes and increases in regional competition.

We continue to make progress on the integration of our acquired assets and deploying capital on our strategic growth projects. Notable efforts in the current year include:

- In January 2022, we launched Bally Casino, an iCasino app, in New Jersey and in November 2022, we launched our first combined casino and sports book app, Bally Bet Sportsbook & Casino, in Ontario, Canada. We will continue to focus on jurisdictions where there are iCasino opportunities.
- In June 2022, we signed a host community agreement with the City of Chicago to develop Bally's Chicago, a flagship, destination casino resort in downtown Chicago, Illinois. This agreement provides us with the exclusive right to operate a temporary casino, which is expected to open in the second half of 2023, while the permanent casino resort is constructed.
- On September 26, 2022, we completed our acquisition of Tropicana Las Vegas from Penn Entertainment, Inc. and Gaming and Leisure Properties, Inc. ("GLPI"), providing us with a presence on the Las Vegas Strip.
- During 2022, we made significant progress on our capital improvement and expansion projects focused on gaming and non-gaming amenities at our Bally's Atlantic City, Bally's Lincoln and Bally's Kansas City properties renovating hotel rooms, expanding our gaming floors and product offerings and introducing new restaurant concepts, spas and other customer experience venues.
- On January 3, 2023, we completed the sale-leaseback transaction for the land and real estate assets of Bally's Tiverton and Hard Rock Biloxi for an aggregate consideration of $635 million.

These steps have positioned us as a prominent, full-service, vertically integrated iGaming company, with physical casinos and online gaming solutions united under a single, leading brand.

For further information on our recent acquisitions, refer to Note 6 "Business Combinations" to our consolidated financial statements presented in Part II, Item 8 of this Annual Report on Form 10-K.

Our Operating Structure

Our business is organized into three reportable segments: (i) Casinos & Resorts, (ii) North America Interactive, and (iii) International Interactive.

Casinos & Resorts - includes our 15 land-based casino properties and one horse racetrack:

Property Name	Location
Bally's Atlantic City Casino Resort ("Bally's Atlantic City")	Atlantic City, New Jersey
Bally's Black Hawk[(1)]	Black Hawk, Colorado
Bally's Dover Casino Resort ("Bally's Dover")	Dover, Delaware
Bally's Evansville Casino & Hotel ("Bally's Evansville")	Evansville, Indiana
Bally's Kansas City Casino ("Bally's Kansas City")	Kansas City, Missouri
Bally's Lake Tahoe Casino Resort ("Bally's Lake Tahoe")	Lake Tahoe, Nevada
Bally's Quad Cities Casino & Hotel ("Bally's Quad Cities")	Rock Island, Illinois
Bally's Shreveport Casino & Hotel ("Bally's Shreveport")	Shreveport, Louisiana
Bally's Tiverton Casino & Hotel ("Bally's Tiverton")	Tiverton, Rhode Island
Bally's Twin River Lincoln Casino Resort ("Bally's Twin River")	Lincoln, Rhode Island
Bally's Vicksburg Casino ("Bally's Vicksburg")	Vicksburg, Mississippi
Hard Rock Hotel & Casino Biloxi ("Hard Rock Biloxi")	Biloxi, Mississippi
Tropicana Las Vegas Casino and Resort ("Tropicana Las Vegas")	Las Vegas, Nevada
Bally's Arapahoe Park	Aurora, Colorado

_____
(1) Consists of three casino properties: Bally's Black Hawk North Casino, Bally's Black Hawk West Casino and Bally's Black Hawk East Casino.

North America Interactive - includes the following North America businesses:
- Bally's Interactive, primarily a business to consumer online iCasino operator; and
- Consumer facing service and marketing engines, including SportCaller, a B2B and F2P game provider for sports betting companies; Live at the Bike, an online subscription streaming service featuring livestream and on-demand poker videos and podcasts; and the Association of Volleyball Professionals ("AVP"), a professional beach volleyball organization and host of the longest-running domestic beach volleyball tour.

The North America Interactive reportable segment also includes the North American operations of Gamesys, a B2C iCasino operator.

International Interactive - includes Gamesys.

Refer to Note 21 "Segment Reporting" to our consolidated financial statements presented in Part II, Item 8 of this Annual Report on Form 10-K for additional information on our segment reporting structure.

Our Brands

Bally's Brand

Bally's is an iconic brand. We performed extensive market research in which active gamers indicated an acute awareness of the brand, but not necessarily a high usage of brand products and gaming offerings. We have rebranded every casino and resort in our portfolio, except Hard Rock Biloxi, to build upon the deep legacy of the Bally's brand.

Additionally, our research told us that gamers across the demographic age spectrum knew of Bally's brand and identified with the gaming entertainment aspect of slot machines, pinball machines, video machines and casinos. We believe in the industrial logic and vision of Bally's becoming a premier, truly integrated, omni-channel gaming company for both retail and online gamers. These insights form the key tenets of our integrated Bally Rewards program specifically to enable customers to utilize compelling rewards universally in our interactive and casino and resort environments.

Our Sinclair Broadcast Group ("Sinclair") media affiliation adds to our comprehensive touchpoint strategy, which strengthens our ability to attract new customers to our integrated brand by showcasing Bally's with millions of daily impressions.

We believe that our phased approach to the transformation of Bally's brand was thoughtful and deliberate. There are exceptions to our rebranding initiative. For example, in the case of Hard Rock Biloxi, we decided to maintain the current "Hard Rock" naming rights arrangement. Nonetheless, Bally's remains at the center of our strategy.

In summary, we remain focused in our continuing effort to rebirth Bally's brand as a legendary, integrated brand, leveraging our casino and resort, interactive and media environments with a compelling rewards program to rival our competition.

Interactive Brands

We operate a suite of award-winning brands and are focused on building a diverse portfolio of distinctive and recognizable brands that deliver best-in-class platforms, player experiences and gaming content globally. Our brands are:

- iCasino brands include *Bally Casino*, *Rainbow Riches Casino, Virgin Casino, Virgin Games, Megaways Casino, VIP Casino, Vera & John, InterCasino*, *Monopoly Casino, Yuugado, Casino Secret;*
- Sportsbook brand is *Bally Bet*;
- F2P brand is *Bally Play*;
- Online bingo brands include *Jackpotjoy, Double Bubble Bingo* and *Botemania;*
- *SportCaller*, a F2P games content provider;
- *Gamesys*, an iCasino and online bingo platform provider and operator; and
- *Telescope*, a provider of real-time audience engagement solutions for live events, gamified second screen experiences and interactive livestreams.

Bally Sports Brand

Inherent in our naming rights arrangement with Sinclair, our Bally Sports brand encompasses a lineup of 19 regional sports networks to position the Bally Sports brand to be a well-known participant in the sports media industry, producing award-winning live game coverage, while creating and innovating multiplatform content that engages millions of sports fans across the US. We are home to America's most comprehensive regional sports media rights portfolio that includes more than half of the US-based Major League Baseball, National Basketball Association and National Hockey League teams.

We believe Bally Sports represents the future of sports fandom. We are seeking to cultivate and engage the next generation of fans by pursuing opportunities to create an omni-channel entertainment experience with sports at its core. By leveraging the collective scale of our regional sports media rights portfolio, we will seek to develop engaging content across an ever-expanding ecosystem of platforms and devices, meeting fans at the intersection of technology and sports culture. We believe that Bally Sports' investment in the gamification of sports will usher in a new era of live, interactive sports that will provide fans the opportunity to interact with games in real time, on a personalized level, creating a national lean-in experience.

Our Technology and Product Development

The heart of Bally's real-money gaming solutions is the union of the Gamesys platform with Bally's casinos and resorts and iGaming products. The combined casino, sports and additional online marketing assets provide social gaming, game development and marketing partnerships that integrate with the casinos and resorts creating an exciting and diverse gaming, hospitality and entertainment environment. Our investment in gaming platforms along with our talented technical and product development teams allowed Bally's to launch *Bally Casino* New Jersey within two months of the Gamesys acquisition. In 2022, we rolled-out our new BallyBet 2.0 Product to Arizona, New York, Ontario and Indiana, all with expanded omni-channel marketing features.

Our investment in core disciplines across technology, analytics and marketing have allowed us to rapidly bring innovative new experiences to market and provide unique insights into our customer habits and their interactions with both offline and online experiences. The result has been a highly efficient marketing conversion and retention platform that combines online and offline opportunities.

Our product offerings comprise varying levels of proprietary and third-party software. Our proprietary platform binds together our product offerings, providing account management, responsible gaming, regulatory compliance and electronic wallet capabilities. Across our product offerings, we have endeavored to own the technology in-house for all critical components and to utilize a combination of new technologies, including data science and machine learning, to optimize conversion, efficiency and efficacy.

Our experience from the highly competitive European markets, especially in the UK, allows us to leverage advanced artificial intelligence ("AI"), machine learning and retention capabilities across the online sports, casino and bingo product lines and to bring that expertise to our offline casinos and resorts. We have integrated the previous Bet.Works sports engine with the Gamesys casino platform, known as the Evolve platform, to create a seamless, high performance, efficient and effective online gaming product, BallyBet 2.0, that links our casinos and resorts activity with our iGaming products. Our continued investments into kiosk and player rewards recognize both online and offline activity and are at the forefront of our omni-channel strategy.

Bally's core product offerings are built on integrated, proprietary account management technology. This technology provides users with access to their account history and a uniform identity verification system, which is critical in enabling navigation from our national audience to our iGaming and sportsbook products. Our internally developed machine learning and AI tools recommend games, rewards and payment options and payment amounts to best suit our player's preferences. We use our AI and machine learning skills to also protect our players by working at the forefront of the industry in developing advanced systems to identify and manage problem gambling behaviors.

We are further investing in the Bally technology and product platform to achieve our vision of a seamless player journey between offline and online gaming and entertainment worlds that recognize and reward players through their entire lifetime whether in our casinos and resorts or online in any of our gaming and entertainment offerings. By leveraging our casinos and resorts, Sinclair partnership and iGaming products and brands, we strive to deliver an entirely new omni-channel gaming and entertainment experience to our customers.

We plan to invest in core disciplines across our technology, analytics and marketing platforms to bring new experiences to market and gain an understanding of our customers. We are focused on building a strong brand reputation to distinguish us from our competitors.

Marketing

The marketing efforts under the Bally's brand are primarily executed through six funnels: Advertising, Direct Marketing, Player Development, Special Events and Promotions, Entertainment and the Bally Rewards loyalty program.

Our Casino Operations team plays a significant role in attracting and retaining our customers. Every customer who interacts with a process, such as an automated teller machine (ATM) or kiosk, or an employee is met with an attempt to garner a return visit and then, in turn, make a recommendation to family and friends. Hence "R2," an abbreviation for "Return and Recommend," is Bally's marketing and casino operations mantra.

The funnels are as follows:

Advertising

Bally's targets its demographics throughout the nation via radio, television, billboards, print, direct mail, email, digital and social media campaigns. We seek to target the right customer at the right time with the right message to increase brand awareness and drive business. We do modest image advertising, but more predominantly lean towards call-to-action messaging.

Direct Marketing

We use Direct Marketing to establish a personal relationship with customers. This form of marketing typically involves an offer and a call to action to incentivize an initial or additional casino visit or engagement with our iGaming products. Our focus on individual behavior, rather than broad segments (which have been the traditional industry approach), is designed to allow us to execute a "Precision Marketing Model." We believe that we understand the influential attributes that attract players and, as a result, we can market to the point of diminishing returns while avoiding low-return spending.

Player Development

Player Development is our link to our premium customers. We utilize a process under the Precision Marketing Model that is designed to enable our team to efficiently manage sales efforts to attract customers. We believe the potential exists to engage increasingly more with our customers as they move throughout our brands.

Special Events and Promotions

This category refers to the mass public promotions that are weaved into the marketing calendar in concert with Direct Marketing. Our casino marketing team seeks to leverage tried-and-true promotions that attract and entertain players in an effort to retain them for the long term.

Entertainment

The mission to attract and retain gamers is evident in our entertainment strategy. Bally's headliner strategy is to entertain our customers while recovering the cost of the act through cash sales. Additional entertainment is offered at Bally's lounges and bars and designed to support our branding mission which is based on offering an engaging and entertaining experience.

Bally Rewards

Bally Rewards is our core loyalty program and was devised to establish consistency throughout Bally's brand. Players earn tier points to achieve a tier status of Pro, Star, Superstar and ultimately Legend. We are developing the connectivity of this program by our "one card" linking systems, which universally link to all Bally's casinos, resorts and our interactive business units. We are also planning to provide benefits outside of what is offered in our casinos and resorts to add value to the membership.

Interactive Cross Marketing

We design collaborative, cross-marketing campaigns that include direct mail, on-property marketing and VIP marketing in an effort to increase interactive sign-ups and introduce interactive players to our casinos and resorts. This cross-marketing campaign is currently being launched at Bally's Atlantic City.

Competition

The gaming industry is characterized by a high degree of competition among a large number of operators, including land-based casinos, riverboat casinos, dockside casinos, video lotteries, traditional lotteries, video gaming terminals at taverns in certain states, sweepstakes and poker machines not located in casinos, Native American gaming, emerging varieties of iGaming and daily fantasy sports gaming, increased sports betting and other forms of gaming in the US. In a broader sense, our gaming operations face competition from many leisure and entertainment activities, including, for example: shopping, athletic events, television and movies, concerts and travel. Legalized gaming is currently permitted in various forms in different parts of the US, in several Canadian provinces and on many lands taken into trust for the benefit of certain Native Americans in the US and First Nations in Canada. We face significant competition in each of the jurisdictions in which we operate. Such competition may intensify in some of these jurisdictions if new gaming operations open in these markets or existing competitors expand their operations. Our properties compete directly with other gaming properties in each state in which we operate, as well as in adjacent states. In some instances, particularly with Native American casinos, our competitors pay substantially lower taxes or no taxes at all. We believe that increased legalized gaming in other states, particularly in areas close to our existing gaming properties and the development or expansion of Native American gaming in or near the states in which we operate, could create additional competition for us and could adversely affect our operations or future development projects. See "Item 1A. Risk Factors" of this Annual Report on Form 10-K for more information on competition.

Seasonality

Casino, hotel and racing operations in our markets are subject to seasonal variation. Seasonal weather conditions can frequently adversely affect transportation routes to each of our properties and may cause flooding and other effects that result in the closure of our properties. As a result, unfavorable seasonal conditions could have a material adverse effect on our operations. Our sports betting business may experience seasonality based on the relative popularity of certain sports at different times of the year.

Human Capital Resources

Employee Relations, Diversity and Social Inclusion

A driving factor of our success is the recruitment and retention of employees who are committed to providing outstanding guest service that promotes diversity, inclusion and respect. To promote and foster a culture of inclusion, our properties have hiring initiatives that are aimed at increasing diversity and promoting gender equality and we welcome employees of all backgrounds. The Company believes that in order to flourish in a competitive environment and global economy, all ideas must be on the table, and an environment that welcomes and includes diverse perspectives leads to success in business.

We believe that by providing our employees with competitive pay and benefits, as well as opportunities for professional development, we can achieve our goals of attracting and retaining a diverse and engaged workforce. Our professional development efforts include robust training programs, at no cost to the employee, scholarships, and tuition reimbursement opportunities. In addition, we recently implemented a Management Development Program, which is designed to allow us to identify and promote high performing talent within our workforce. We also engage with our employees through a number of health and wellness programs which include, an annual wellness fair, annual flu shots, weight loss programs, quarterly fitness challenges, employee assistance program, student loan assistance, and weekly wellness communications providing helpful information on health initiatives.

We also believe in the importance of giving back to our communities and have several philanthropic initiatives, including fundraising events to support local charities and organizations and community service events. We encourage our employees to participate in these events and recognize their efforts and contributions in their respective communities.

Labor Relations

As of December 31, 2022, we had approximately 10,500 employees. Most of our employees in Rhode Island, Nevada and New Jersey are represented by a labor union and are subject to collective bargaining agreements with us. As of December 31, 2022, we had 29 collective bargaining agreements covering 2,755 employees. Our collective bargaining agreements generally have three-or-five-year terms.

Environmental, Social and Corporate Governance

Our approach to sustainability is underpinned by three pillars: (i) player well-being, (ii) people engagement and (iii) building a brighter future.

Player well-being
- Formed the ESG Committee. (Senior level leadership across all areas of ESG)
- Achieved Gamecare Level 3 Accreditation, the highest RG accreditation available in the industry
- Donated $600,000 to the International Center for Responsible Gambling for research into the harms of gambling
- Joined and implemented the AGA's "Have a Gameplan" campaign

People Engagement
- Measure and maintain high engagement levels utilizing an engagement index target
- Evolve our ways of working, embracing flexible and agile hybrid working models suited to roles
- Proactively support our employees' holistic well-being
- Continue to hire, nurture and develop a diverse and inclusive workforce
- Continue to invest in learning and development of our employees
- Ensure our culture and values underpin everything we do

Building a Brighter Future
- Measured our global environmental impact across Bally's
- In August 2022, Bally's applied for a science based target confirming our commitment to reduce our Scope 1, 2 and 3 carbon-based emissions
- Bally's supports delivery of six of the United Nations Sustainable Development Goals

Government Gaming Regulation

General

The casino and iGaming industries are highly regulated and we must maintain licenses and pay gaming taxes in each jurisdiction in which we operate in order to continue operations. Each of our casino and iGaming businesses is subject to extensive regulation under the laws, rules and regulations of the jurisdiction in which it operates. These laws, rules and regulations generally concern the responsibility, financial stability, integrity and character of the owners, managers and persons with financial interests in the gaming operations. Violations of laws or regulations in one jurisdiction could result in disciplinary action in that and other jurisdictions.

Some jurisdictions, including those in which we are licensed, empower their regulators to investigate participation by licensees in gaming outside their jurisdiction and require access to periodic reports reflecting those gaming activities. Violations of laws in one jurisdiction could result in disciplinary action in other jurisdictions.

Under gaming laws in jurisdictions in which we have operations, and under our organizational documents, certain of our securities are subject to restrictions on ownership which may be imposed by specified governmental authorities. These restrictions may require a holder of our securities to dispose of the securities, or, if the holder refuses or is unable to dispose of the securities, we may be required to repurchase the securities.

For a more detailed description of regulations to which we are subject, see Exhibit 99.1, to this Annual Report on Form 10-K, which is incorporated herein by reference.

Our Regulatory Agreement

On February 17, 2022, certain of our subsidiaries, the Rhode Island Department of Business Regulation ("DBR") and the Division of Lotteries ("DoL") of the Rhode Island Department of Revenue amended and restated our Regulatory Agreement (the "Regulatory Agreement"). The amendment and restatement of the Regulatory Agreement was mandated by legislation enacted in Rhode Island in June 2021. The Regulatory Agreement contains financial and other covenants that, among other things, (i) restrict the acquisition of stock and other financial interests in us, (ii) relate to the licensing and composition of members of our management and Board of Directors (the "Board"), (iii) prohibit certain competitive activities and related-party transactions and (iv) restrict our ability to declare or make restricted payments (including dividends), incur additional indebtedness or take certain other actions, if our leverage ratio exceeds 5.50 to 1.00 (in general being gross debt divided by Adjusted EBITDA, each as defined in the Regulatory Agreement).

The Regulatory Agreement also provides affirmative obligations, including setting a minimum number of employees that we must employ in Rhode Island and providing the DBR and DoL with periodic information updates about us. Among other things, the Regulatory Agreement prohibits us and our subsidiaries from owning, operating, managing or providing gaming specific goods and services to any properties in Rhode Island (other than Bally's Twin River and Bally's Tiverton), Massachusetts, Connecticut or New Hampshire. A failure to comply with the Regulatory Agreement could subject us to injunctive or monetary relief, payments to the Rhode Island regulatory agencies and ultimately the revocation or suspension of our licenses to operate in Rhode Island.

In addition, our master contracts with Rhode Island were extended through June 30, 2043, and allow for consolidation of promotional points between Bally's Twin River and Bally's Tiverton, obligate Bally's Twin River to build a 50,000 square foot expansion, obligate Bally's to lease at least 20,000 square feet of commercial space in Providence, and commit us to invest $100 million in Rhode Island over this extended term, including an expansion and the addition of new amenities at Bally's Twin River. The June 2021 legislation authorized Bally's Twin River to become a licensed technology provider, which it did on July 1, 2021. As a licensed Technology Provider, Bally's Twin River was entitled to an additional share of net terminal income on Video Lottery Terminals ("VLTs") which they owned or leased. This June 2021 legislation also authorized a joint venture between Bally's and International Gaming Technology PLC ("IGT") to become a licensed technology provider and supply the State of Rhode Island with all VLTs at both Bally's Twin River and Bally's Tiverton for a 20.5-year period starting January 1, 2023. The joint venture was organized as the Rhode Island VLT Company, LLC, with IGT owning 60% of the membership interests and Bally's or its affiliates owning 40% of the membership interests. On December 30, 2022 Bally's Twin River and Bally's Tiverton purchased additional machines directly from IGT to effectively own 40% of the machines. On January 1, 2023 Bally's Twin River and Bally's Tiverton contributed all of their machines to Rhode Island VLT Company, LLC in return for an aggregate 40% membership interest, and IGT contributed all of their machines at Bally's Twin River and Bally's Tiverton to the Rhode Island VLT Company, LLC in return for a 60% membership interest.

Other Laws and Regulations

Our businesses are subject to various laws and regulations in addition to gaming regulations. These laws and regulations include restrictions and conditions concerning alcoholic beverages, food service, smoking, environmental matters, employees and employment practices, currency transactions, taxation, zoning and building codes and marketing and advertising. Such laws and regulations could change or could be interpreted differently in the future, or new laws and regulations could be enacted. Material changes to any of the laws, rules, regulations or ordinances to which we are subject, new laws or regulations or material differences in interpretations by courts or governmental authorities could adversely affect our operating results.

The sale of alcoholic beverages is subject to licensing, control and regulation by applicable local regulatory agencies. All licenses are revocable and are not transferable. The agencies involved have full power to limit, condition, suspend or revoke any license, and any disciplinary action could, and revocation would, have a material adverse effect upon our operations.

Intellectual Property

We develop intellectual property to differentiate our retail casinos and interactive products from our competitors. Our brands and technology constitute key business assets. In order to protect our brands, technology and other creative output, we rely on a combination of trademarks, copyright, patents, trade secrets and contract law to establish and protect our proprietary rights.

Our core brand in the United States is Bally and Bally's, which includes Bally's Casino, Bally Bet, Bally Play and Bally Sports. The Bally brand is protected by around 75 trademark registrations and applications in the US and foreign jurisdictions. In line with our multi-brand strategy, we register trademarks for brands either directly exploited by us in the provision of interactive gaming services or for the purpose of licensing to third parties. Our other brands in the US include Live at the Bike and in foreign jurisdictions: Jackpotjoy, Botemania, Vera & John, Yuugado, Intercasino, and Casino Secret. In addition, we hold an exclusive trademark license for Hard Rock in relation to our Hard Rock, Biloxi casino. The Hard Rock license expires in 2025 with an option to renew for two successive ten-year terms. In foreign territories we hold a number of in-bound trademark licenses for our interactive gaming services.

We create original software code and designs for our interactive gaming and betting services. Our software code is primarily protected by copyright and, to a lesser extent, patents. Although our business is not dependent on any one of our patents or combination of our patents, we file patent applications where we believe it is appropriate to do so. Our patent portfolio comprises approximately 20 granted US patents and we license in patented technology where required for the operation of our business. We protect our Trade Secrets and confidential information by nondisclosure agreements and confidentiality clauses.

While we take action to protect our intellectual property rights, there is always a risk that (i) our proprietary rights become invalidated or unenforceable, (ii) we are unsuccessful in obtaining trademark or patent registrations and (iii) we are unsuccessful in our enforcement efforts and therefore unable to prevent what we consider to be misuse of our intellectual property assets. The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Further, third parties may independently develop similar brands and technologies which would negatively impact the value of our intellectual property.

Corporate Information

We were incorporated in Delaware on March 1, 2004. Our principal executive offices are located at 100 Westminster Street, Providence, Rhode Island 02903, and our telephone number is (401) 475-8474. Our website address is www.Ballys.com. The information that is contained in, or that is accessible through, our website is not part of this filing.

Available Information

We are required to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). These filings are also available on the SEC's website at www.sec.gov. We also make our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and all amendments to these reports available free of charge through our corporate website as soon as reasonably practicable after such reports are filed with, or furnished to, the SEC. In addition, our Code of Business Conduct, Corporate Governance Guidelines and charters of the Audit Committee, the Compensation Committee, the Compliance Committee and the Nominating and Governance Committee are available on our website, www.Ballys.com. The information that is contained in, or that is accessed through, our website is not part of this filing.

ITEM 1A. RISK FACTORS

In addition to the other information contained in this Annual Report on Form 10-K, the following risk factors should be considered carefully in evaluating our business. If any of the following risks actually occur, our business, financial condition and results of operations could be adversely affected. If this were to happen, the value of our securities, including our common stock, could decline significantly, and investors could lose all or part of their investment.

Risk Factor Summary

Our business is subject to a number of risks and uncertainties, including those highlighted in this item in this Annual Report on Form 10-K. Some of these principal risks include the following:

General Economic Conditions

- Our business is particularly sensitive to reductions in discretionary consumer spending.
- A period of sustained inflation could impact client spending and result in higher operating costs.

Competition

- The gaming industry, including retail casinos and iGaming, is very competitive and increased competition, including through legislative legalization or expansion of gaming by states in or near where we own facilities or through Native American gaming facilities, could adversely affect our financial results.

COVID-19 and Any Future Pandemic

- The global COVID-19 pandemic materially impacted, and any worsening of the COVID-19 pandemic or any future pandemic could impact, our business, financial results and liquidity.

Compliance, Regulatory and Legal Risks

- We are subject to extensive laws, regulation and licensing, and gaming authorities have significant control over our operations, which could have an adverse effect on our business.
- Failure to comply with the terms of the Regulatory Agreement could result in a breach and could harm our business.
- We or certain third parties that we rely on may fail to establish and maintain effective and compliant anti-money laundering, counter terrorism financing, safer gambling, fraud detection, risk management and other regulatory policies, procedures and controls.
- Our business is subject to a variety of US and foreign laws, many of which are unsettled and still developing, and which could subject us to claims or otherwise harm our business across jurisdictions which could have a material adverse effect on our financial condition and results of operations.
- Our growth prospects depend on the legal status of real-money gaming in various jurisdictions and legalization may not occur in as many jurisdictions as we expect, or may occur at a slower pace than we anticipate which could adversely affect our future results of operations.

Business Operational Risks

- We are reliant on effective payment processing services from a limited number of providers in each of the markets in which we operate.
- Our profitability will be dependent, in part, on return to players.
- We extend credit to a portion of our customers, and we may not be able to collect gaming receivables from our credit customers.
- Declining popularity of games and changes in device preferences of players could have a negative effect on our business.
- The casino, hotel and hospitality industry is capital intensive and we may not be able to finance development, expansion and renovation projects, which could put us at a competitive disadvantage.
- We may invest in or acquire other businesses, and our business may suffer if we are unable to successfully integrate acquired businesses into our company or otherwise manage the growth associated with multiple acquisitions.
- We face risks associated with growth and acquisitions.
- Our results of operations and financial condition could be adversely affected by the occurrence of natural disasters, such as hurricanes or other catastrophic events, including war and terrorism.

Cybersecurity and Technology Risks

- We rely on information technology, Internet infrastructure and other systems and platforms, and any failures, errors, defects or disruptions in our systems or platforms could diminish our brand and reputation, subject us to liability, disrupt our business, affect our ability to scale our technical infrastructure and adversely affect our operating results and growth prospects.
- Our business may be harmed from cybersecurity incidents.

Financing Risks

- Our debt agreements, the Regulatory Agreement and other future indebtedness contains or may contain restrictive covenants that may limit our operating flexibility.
- Servicing our indebtedness and funding our other obligations requires a significant amount of cash, and our ability to generate sufficient cash depends on many factors, some of which will be beyond our control.

Risks Related to our Common Stock

- The market price of our common stock could fluctuate significantly.
- Our largest shareholder owns a meaningful percentage of our outstanding common stock, which could limit the ability of other shareholders to influence corporate matters.
- We are not paying dividends and any decision to do so in the future will be at the discretion of our Board.

General Economic Conditions

Our business is particularly sensitive to reductions in discretionary consumer spending.

Our business is particularly sensitive to reductions from time to time in discretionary consumer spending. Demand for entertainment and leisure activities, including gaming, can be affected by changes in the economy and consumer tastes, both of which are difficult to predict and beyond our control. Unfavorable changes in general economic conditions, including recessions, economic slowdowns, sustained high levels of unemployment and rising prices or the perception by consumers of weak or weakening economic conditions, may reduce our users' disposable income or result in fewer individuals engaging in entertainment and leisure activities, such as visiting casinos and casino hotel properties, F2P, sports betting, iCasino and online bingo. Moreover, we rely on the strength of regional and local economies in the US for the performance of each of our properties. As a result, we cannot ensure that demand for our offerings will remain constant. Adverse developments affecting economies throughout the world including a general tightening of the availability of credit, increasing energy costs, rising prices, inflation, acts of war or terrorism, natural disasters, declining consumer confidence, significant declines in the stock market or epidemics, pandemics or other health-related events or widespread illnesses, like the COVID-19 pandemic, could lead to a reduction in visitors to our properties, including those that stay in our hotels, or discretionary spending by our customers on entertainment and leisure activities, which could adversely affect our business, financial condition and results of operations.

A period of sustained inflation could impact consumer spending and result in higher operating costs.

A period of sustained inflation, particularly in the US and UK, could materially impact our business. The effects of inflation on discretionary consumer spending could result in the reduction of the demand for entertainment and leisure activities. In addition, inflation generally affects our business by increasing our cost of labor. In periods of sustained inflation, it may be difficult to effectively control such increases to our costs and retain key personnel. If we are unable to increase our fees or take other actions to mitigate the effect of resulting higher costs, our profitability and financial position could be impacted.

Competition

The gaming industry, including retail casinos and iGaming, is very competitive and increased competition, including through legislative legalization or expansion of gaming by states in or near where we own facilities or through Native American gaming facilities, could adversely affect our financial results.

We face significant competition in all of the areas in which we conduct our business. Increased competitive pressures may adversely affect our ability to continue to attract customers or affect our ability to compete efficiently.

Several of our casinos and resorts are located in jurisdictions that restrict gaming to certain areas and/or may be affected by state laws that currently prohibit or restrict gaming operations. We also face the risk that existing casino licensees will expand their operations and the risk that Native American gaming will continue to grow. Budgetary and other political pressures faced by state governments could lead to intensified efforts directed at the legalization of gaming in jurisdictions where it is currently prohibited. The legalization of gaming in such jurisdictions could be an expansion opportunity for our business, or create competitive pressures, depending on where the legalization occurs and our ability to capitalize on it. Our ability to attract customers to the existing casinos which we own could be significantly and adversely affected by the legalization or expansion of gaming in certain jurisdictions and by the development or expansion of Native American casinos in areas where our customers may visit.

In addition, our competitors may refurbish, rebrand or expand their casino offerings, which could result in increased competition. Furthermore, changes in ownership may result in improved quality of our competitors' facilities, which may make such facilities more competitive. Certain of our competitors are large gaming companies with greater name recognition and marketing and financial resources. In some instances, particularly in the case of Native American casinos, our competitors pay lower taxes or no taxes. These factors create additional challenges for us in competing for customers and accessing cash flow or financing to fund improvements for our casino and entertainment products that enable us to remain competitive.

We expect to experience strong competition in hiring and retaining qualified property and corporate management personnel, including competition from Native American gaming facilities that are not subject to the same taxation regimes as we are and therefore may be willing and able to pay higher rates of compensation. From time to time, a number of vacancies in key corporate and property management positions can be expected. If we are unable to successfully recruit and retain qualified management personnel at our facilities or at the corporate level, our results of operations could be adversely affected.

We also compete with other forms of legalized gaming and entertainment such as bingo, pull-tab games, card parlors, sportsbooks, pari-mutuel or simulcast betting on horse and dog racing, state-sponsored lotteries, instant racing machines, VLTs (including racetracks that offer VLTs) and video poker terminals and, in the future, we may compete with gaming or entertainment at other venues. Further competition from Internet lotteries and other Internet wagering gaming services, which allow their customers to wager on a wide variety of sporting events and play Las Vegas-style casino games from home, could divert customers from the facilities we own and thus adversely affect our business. Such Internet wagering services are likely to expand in future years and become more accessible to domestic gamblers as a result of US Department of Justice positions related to the application of federal laws to intrastate Internet gaming and initiatives in some states to consider legislation to legalize intrastate Internet wagering. The law in this area has been rapidly evolving, and additional legislative developments may occur at the federal and state levels that would accelerate the proliferation of certain forms of Internet gaming in the US.

In addition, in May 2018, the US Supreme Court struck down as unconstitutional the Professional and Amateur Sports Protection Act of 1992, a federal statute enacted to stop the spread of state-sponsored sports gambling. This decision has the effect of lifting federal restrictions on sports wagering and thus allows states to determine by themselves the legality of sports wagering. While new federal online gaming legislation has been introduced in Congress from time to time, there has been no federal legislative response to the US Supreme Court's decision.

As a result, numerous states, including states in which we have casino properties, have passed legislation authorizing fixed-odds sports betting, and certain of our properties now offer sports wagering pursuant to state law in each case.

We may also face competition from other gaming facilities which are able to offer sports wagering services (including mobile sports wagering) following the enactment of applicable legislation. Numerous states that border the states in which we operate have pending or proposed legislation which would allow for sports betting, each of which could have an adverse effect on our financial results.

The online gambling industry is highly competitive and we expect more competitors to enter the sector. With several thousand online gambling sites accessible to potential customers around the world with little product differentiation, there is arguably an excess of suppliers. Online and offline advertising is widespread, with operators competing for affiliates and customers who are attracted by sign-up bonuses and other incentives.

Existing and new competitors may also increase marketing spending, including to unprofitable levels, in an attempt to distort the online gambling market to build market share quickly. Some of our competitors have or will have significantly greater financial, technical, marketing and sales resources and may be able to respond more quickly to changes in customer needs. Additionally, these competitors may be able to devote a greater number of resources to the enhancement, promotion and sale of their games and gaming systems. Our future success is or will be dependent upon its ability to retain its current customers and to acquire new customers. Failure to do so could result in a material adverse effect on our business, financial condition and results of operations.

COVID-19 and Any Future Pandemic

The global COVID-19 pandemic materially impacted, and any worsening of the COVID-19 pandemic or any future pandemic could impact, our business, financial results and liquidity.

The global spread of the COVID-19 pandemic, which began in early 2020, resulted in governments, public institutions and other organizations imposing or recommending, and businesses and individuals implementing, restrictions on various activities or other actions to combat its spread, such as restrictions and bans on travel or transportation, stay-at-home directives, requirements that individuals wear masks or other face coverings, limitations on the size of gatherings, closures of work facilities, schools, public buildings and businesses, cancellation of events, including sporting events, concerts, conferences and meetings and quarantines and lock-downs. The pandemic and its consequences dramatically reduced travel and demand for hotel rooms and other casino resort amenities, which had a negative impact on our results in 2020 and 2021. While many restrictions have been relaxed at this point, there are no assurances that a resurgence of future COVID-19 variants or future pandemics will not cause similar disruptions that existed in 2020 and 2021. In addition, future demand for gaming activities may be negatively impacted by the adverse changes in the perceived or actual economic climate, including higher unemployment rates, declines in income levels and loss of personal wealth or reduced business spending due to the impact of the COVID-19 pandemic, any variant thereof or any future pandemic.

Our business would also be impacted if the disruptions from the COVID-19 pandemic, any variant thereof or any future pandemic impact construction projects, including our projects in Chicago and Centre County, Pennsylvania. There are certain limitations on our ability to mitigate the adverse financial impact of these disruptions, such as fixed property costs, reduced access to construction labor and unavailability of construction materials due to supply chain delays. Government measures intended to address the COVID-19 pandemic, any variant thereof or any future pandemic, such as mandatory quarantines, vaccine mandates and regular testing requirements, could also impact the availability of our employees or other workers or could lead to attrition of key employees or reduced willingness of customers to come to our properties. Any of these factors may disrupt our ability to staff our business adequately and could generally disrupt our operations or construction projects.

We may experience additional operating costs due to increased challenges with our workforce (including as a result of labor shortages, illness, absenteeism or government orders), access to supplies, capital and fundamental support services. Even after the COVID-19 pandemic has subsided, we may experience materially adverse impacts to our business due to any resulting supply chain disruptions and economic conditions. Furthermore, the impacts of potential worsening of global economic conditions, inflation resulting from government interventions and stimulus and disruptions to and volatility in the financial markets remain unknown.

Compliance, Regulatory and Legal Risks

We are subject to extensive regulation and licensing, and gaming authorities have significant control over our operations, which could have an adverse effect on our business.

Our ownership and operation of casino gaming, horse racing facilities, sports betting, VLTs and online offerings are subject to extensive regulation, and regulatory authorities have broad powers with respect to the licensing of these businesses, and may revoke, suspend, condition, fail to renew or limit our gaming or other licenses, impose substantial fines and take other actions, each of which poses a significant risk to our business, results of operations and financial condition. We currently hold all state and local licenses and related approvals necessary to conduct our present operations, but must periodically apply to renew many of these licenses and registrations and have the suitability of certain of our directors, officers and employees renewed. There can be no assurance that we will be able to obtain such renewals or that we will be able to obtain future approvals that would allow us to expand our gaming operations. Any failure to maintain or renew existing licenses, registrations, permits or approvals would have a material adverse effect on us. As we expand our gaming operations in our existing jurisdictions or to new areas, we may have to meet additional suitability requirements and obtain additional licenses, registrations, permits and approvals from gaming authorities in these jurisdictions. The approval process can be time-consuming and costly and we cannot be sure that we will be successful. In addition, the loss of a license in one jurisdiction could trigger the loss of a license or affect our eligibility for a license in another jurisdiction. Furthermore, if additional gaming laws or regulations are adopted in jurisdictions where we operate, these regulations could impose additional restrictions or costs that could have a significant adverse effect on us.

Gaming authorities generally can require that any beneficial owner of our securities file an application for a finding of suitability. If a gaming authority requires a record or beneficial owner of our securities to file a suitability application, the owner must generally apply for a finding of suitability within 30 days or at an earlier time prescribed by the gaming authority. The gaming authority has the power to investigate such an owner's suitability and the owner must pay all costs of the investigation. If the owner is found unsuitable, then the owner may be required by law to dispose of our securities.

Our officers, directors and key employees are also subject to a variety of regulatory requirements and various licensing and related approval procedures in the various jurisdictions in which we operate. If any applicable gaming authority were to find any of our officers, directors or key employees unsuitable for licensing or unsuitable to continue having a relationship with us, we would have to sever all relationships with that person. Furthermore, the applicable gaming authority may require us to terminate the employment of any person who refuses to file appropriate applications. Either result could adversely affect our gaming operations.

Applicable gaming laws and regulations may restrict our ability to issue certain securities, incur debt and undertake other financing activities. Such transactions would generally require notice and/or approval of applicable gaming authorities, and our financing counterparties, including lenders, might be subject to various licensing and related approval procedures in the various jurisdictions in which we manage gaming facilities. Applicable gaming laws further limit our ability to engage in certain competitive activities and impose requirements relating to the composition of our Board and senior management personnel. If state regulatory authorities were to find any person unsuitable with regard to their relationship to us or any of our subsidiaries, we would be required to sever our relationship with that person, which could materially adversely affect our business.

We are subject to numerous laws that may expose us to liabilities or have a significant adverse impact on our operations. Changes to any such laws could have a material adverse effect on our operations and financial condition.

Our business is subject to a variety of laws, rules, regulations and ordinances. These laws and regulations include, but are not limited to, restrictions and conditions concerning alcoholic beverages, environmental matters, employees, currency transactions, taxation, zoning and building codes and marketing and advertising. Such laws and regulations could change or could be interpreted differently in the future, or new laws and regulations could be enacted. Material changes to any of the laws, rules, regulations or ordinances to which we are subject, new laws or regulations or material differences in interpretations by courts or governmental authorities could have an adverse effect on our business, financial condition and results of operations.

Many of our employees, especially those that interact with our customers, receive a base salary or wage that is established by applicable laws that establish a minimum hourly wage that is, in turn, supplemented through tips and gratuities from customers. From time to time, lawmakers have increased the minimum wage. It is difficult to predict when such increases may take place. Any such change to the minimum wage could have a material adverse effect on our business, financial condition and results of operations.

The sale of alcoholic beverages is a highly regulated and taxed business. In the US, federal, state and local laws and regulations govern the production and distribution of alcoholic beverages, including permitting, licensing, trade practices, labeling, advertising, marketing, distributor relationships and related matters. Federal, state and local governmental entities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Failure to comply with applicable federal, state or local laws and regulations could result in higher taxes, penalties, fees and suspension or revocation of permits, licenses or approvals and could have a material adverse effect on our business, financial condition and results of operations. From time to time, local and state lawmakers, as well as special interest groups, have proposed legislation that would increase the federal and/or state excise tax on alcoholic beverages or certain types of alcoholic beverages. If federal or state excise taxes are increased, we may have to raise prices to maintain our current profit margins. Higher taxes may reduce overall demand for alcoholic beverages, thus negatively impacting sales of our alcoholic beverages at our properties. Further federal or state regulation may be forthcoming that could further restrict the distribution and sale of alcohol products. Any material increases in taxes or fees or the adoption of additional taxes, fees or regulations could have a material adverse effect on our business, financial condition and results of operations.

Legislation in various forms to ban or substantially curtail indoor tobacco smoking in public places has been enacted or introduced in many jurisdictions, including some of the jurisdictions in which we operate. We believe the smoking restrictions can significantly impact business volumes. If additional smoking restrictions are enacted within jurisdictions where we operate or seek to do business, our financial condition, results of operations and cash flows could be adversely affected.

In addition, each restaurant we operate must obtain a food service license from local authorities. Failure to comply with such regulations could cause our licenses to be revoked or our related restaurant business or businesses to be forced to cease operations. Moreover, state liquor laws may prevent the expansion of restaurant operations into certain markets.

Failure to comply with the terms of the Regulatory Agreement could result in a breach and could harm our business.

We are currently a party to the Regulatory Agreement with Rhode Island regulatory agencies. The Regulatory Agreement imposes certain affirmative and negative covenants on us. For more detail on the Regulatory Agreement see the section entitled "Government Gaming Regulation" in "Item I. Business" of this Annual Report on Form 10-K. A failure to comply with the provisions in the Regulatory Agreement could subject us to injunctive or monetary relief, payments to the Rhode Island regulatory agencies and ultimately the revocation or suspension of our licenses to operate in Rhode Island. Any such remedy could adversely affect our business, financial condition and results of operations. Among other things, the Regulatory Agreement prohibits us and our subsidiaries from owning, operating, managing or providing gaming specific goods and services to any gaming facilities in Rhode Island (other than Bally's Twin River and Bally's Tiverton), Massachusetts, Connecticut or New Hampshire, which may adversely affect our growth and market opportunity in those states.

We are subject to extensive environmental regulation, which creates uncertainty regarding future environmental expenditures and liabilities.

We are subject to various federal, state and local environmental laws and regulations that govern activities that may have adverse environmental effects, such as discharges to air and water, as well as the management and disposal of solid, animal and hazardous wastes and exposure to hazardous materials. These laws and regulations, which are complex and subject to change, include US Environmental Protection Agency regulations. In addition, our horse racing facility in Colorado is subject to state laws and regulations that address the impacts of manure and wastewater generated by concentrated animal feeding operations ("CAFO") on water quality, including, storm water discharges. CAFO regulations include permit requirements and water quality discharge standards. Enforcement of CAFO regulations has been receiving increased governmental attention. Compliance with these and other environmental laws can, in some circumstances, require significant capital expenditures. For example, we may incur future costs under existing and new laws and regulations pertaining to storm water and wastewater management at our racetracks. Moreover, violations can result in significant penalties and, in some instances, interruption or cessation of operations.

We are also subject to laws and regulations that create liability and cleanup responsibility for releases of regulated materials into the environment. Certain of these laws and regulations impose strict, and under certain circumstances joint and several, liability on a current or previous owner or operator of property for the costs of remediating regulated materials on or emanating from our property. The costs of investigation, remediation or removal of those substances may be substantial. The presence of, or failure to remediate properly, such materials may adversely affect the ability to sell or rent such property or to borrow funds using such property as collateral. Additionally, as an owner or manager of real property, we could be subject to claims by third parties based on damages and costs resulting from environmental contamination at or emanating from third-party sites. These laws typically impose clean-up responsibility and liability without regard to whether the owner or manager knew of or caused the presence of the contaminants and the liability under those laws has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of the responsibility. In addition, environmental requirements address the impacts of development on wetlands.

The possibility exists that contamination, as yet unknown, may exist on our properties. There can be no assurance that we will not incur expenditures for environmental investigations or remediation in the future.

We are or may become involved in legal proceedings that, if adversely adjudicated or settled, could impact our business and financial condition.

From time to time, we are named in lawsuits or other legal proceedings relating to our businesses. In particular, the nature of our business subjects us to the risk of lawsuits filed by customers, past and present employees, shareholders, competitors, business partners and others in the ordinary course of business. As with all legal proceedings, no assurances can be given as to the outcome of these matters. Moreover, legal proceedings can be expensive and time consuming, and we may not be successful in defending or prosecuting these lawsuits, which could result in settlements or damages that could adversely affect our business, financial condition and results of operations.

We or certain third parties that we rely on may fail to establish and maintain effective and compliant anti-money laundering ("AML"), counter terrorism financing, safer gambling, fraud detection, risk management and other regulatory policies, procedures and controls.

We handle significant amounts of cash in our operations and are subject to various reporting and AML laws and regulations. Recently, US governmental authorities and the British gambling regulator, the Great Britain Gambling Commission (the "GBGC"), have evidenced an increased focus on compliance with AML laws and regulations in the gaming industry. Any violation of AML laws or regulations could have a material adverse effect on our business, financial condition and results of operations. Internal control policies and procedures and employee training and compliance programs that we have implemented to deter prohibited practices may not be effective in prohibiting our customers, employees, contractors or agents from violating or circumventing our policies and the law. If we or our employees or agents fail to comply with applicable laws or our policies governing our operations, we may face investigations, prosecutions and other legal proceedings and actions which could result in civil penalties, administrative remedies and criminal sanctions. Any such government investigations, prosecutions or other legal proceedings or actions could have a material adverse effect on our business, financial condition and results of operations.

The regulatory framework which governs our business, and its interpretation, may be subject to change which we may fail to anticipate and/or respond to.

Online gambling operators licensed in the UK and other jurisdictions are obliged to establish and maintain compliant AML, anti-terrorism, safer gambling, fraud detection, risk management and other regulatory policies, procedures and controls to mitigate and effectively manage these risks. In the event that they fail to do so, they may be subject to enforcement action by gambling regulators or other governmental agencies or private action by affected third parties. In the event of a breach, a range of sanctions may be imposed, including financial penalties or regulatory settlements, public warnings, the imposition of special operating conditions and the suspension or revocation of gambling licenses.

In addition, there is a risk that increased safer gambling and AML regulatory measures in the UK will prove to be challenging for us. For example, our highest value customers may be unwilling to provide the additional detail required by us in the UK to ascertain their sources of wealth, the affordability of their leisure spending with us or their risk of gambling related harm or vulnerability, and to continue to verify such information.

We hold licenses issued by the GBGC. The holders of such licenses are bound to meet stringent compliance requirements relating to matters such as AML, safer gambling, data protection, advertising and consumer rights issues. Compliance with such requirements is incorporated into the relevant licenses as a licensing condition (or similar) with a corresponding requirement for us to comply with such onerous requirements. In September 2022, the GBGC began the implementation of updated social responsibility licensing conditions. All licensees must now have in place effective systems and processes to monitor customer activity to identify harm or potential harm associated with gambling, from the point when an account is opened. The indicators licensees must use to identify harm or potential harm associated with gambling include customer spend, patterns of spend, time spent gambling, gambling behavior indicators, customer-led contact, use of gambling management tools and account indicators. These requirements may significantly impact our business if we are unable to establish the affordability of customers on the basis of available evidence and/or because customers are unwilling to provide the information requested.

The failure by any third-party providers or any relevant entity within the Company to establish and maintain effective and compliant AML, counter terrorism, anti-bribery, fraud detection, regulatory compliance and risk management processes may have a material adverse effect on our business, financial condition and results of operations.

In carrying out its functions, the GBGC is under a statutory duty to ensure that license holders are operating their businesses in ways that are reasonably consistent with the licensing objectives set out in the Gambling Act 2005 (the primary legislation governing the licensing and regulation of gambling in Great Britain) (the "Gambling Act"), which are: (1) preventing gambling from being a source of (or associated with) crime or disorder, or being used to support crime; (2) ensuring that gambling is conducted in a fair and open way; and (3) protecting children and other vulnerable people from being harmed or exploited by gambling.

While the objectives of regulation may remain largely stable, the methods that operators are required to employ to meet those objectives is in a state of constant evolution and development. We must respond adequately to the challenges this presents. If we are found to be in breach of our obligation to comply with such licensing requirements, then the GBGC may impose a financial penalty on us or impose other penalties, including removing or imposing conditions on the relevant gambling licenses. Such action could have a material adverse effect on our financial performance.

New legislation governing the online gaming industry may be introduced in the UK which limits or restricts our operating model in that market.

In December 2020, the UK government commenced a review of the Gambling Act. The stated objective of the UK government is to ensure there is an appropriate balance between consumer freedoms and choice on the one hand and the prevention of harm to vulnerable groups on the other, and to ensure that consumers are suitably protected whenever they gamble. The review of the Gambling Act is extensive in scope. Key areas under review are:

- the effectiveness of the existing online protections in preventing gambling harm and an evidence-based consideration of, for example, imposing greater control on online product design such as stake, speed and prize limits and the introduction of deposit, loss and spend limits;
- the benefits or harms caused by allowing licensed gambling operators to advertise and make promotional offers and the positive or negative impact of gambling sponsorship arrangements across sports, e-sports and other areas;
- the effectiveness of the regulatory system currently in place, including consideration of whether the GBGC has sufficient investigative, enforcement and sanctioning powers to both regulate the licensed market and address the unlicensed market;
- the availability and suitability of redress arrangements in place for an individual consumer who considers they may have been treated unfairly by a gambling operator, including consideration of the introduction of other routes for consumer redress, such as a gambling ombudsman; and
- the effectiveness of current measures to prevent illegal underage gambling and consideration of what extra protections may be needed for young adults in the 18-25 age bracket.

It is anticipated that the UK government will issue its proposals to amend the Gambling Act in the first half of 2023. As yet, the implications for the industry as a whole and us, in particular, remain the subject of speculation. A variety of stakeholders continue to lobby the UK government and the policies to be pursued by the legislature have yet to be published. There is a risk that the introduction of more stringent, safer gambling and/or AML regulatory measures in the UK market may prove operationally onerous for us. Moreover, the potential for the introduction of stake, speed and prize limits and the introduction of deposit, loss and spend limits may operate to impact our financial performance and reduce the long-term growth opportunities for us in the UK market.

Our business is subject to a variety of US and foreign laws, many of which are unsettled and still developing, and which could subject us to claims or otherwise harm our business across jurisdictions. Any change in existing regulations or their interpretation, or the regulatory or prosecutorial climate applicable to our products and services, or changes in tax rules and regulations or interpretation thereof related to our products and services, could adversely impact our ability to operate our business as currently conducted or as we seek to operate in the future, which could have a material adverse effect on our financial condition and results of operations.

We are generally subject to laws and regulations relating to iGaming in the jurisdictions in which we conduct business, as well as the general laws and regulations that apply to all e-commerce businesses, such as those related to privacy and personal information, tax and consumer protection. These laws and regulations vary by jurisdiction, and future legislative and regulatory action, court decisions or other governmental action, which may be affected by, among other things, political pressures, attitudes and climates, as well as personal biases, may have a material impact on our operations and financial results. Some jurisdictions have introduced regulations attempting to restrict or prohibit online gaming, while others have taken the position that online gaming should be licensed and regulated and have adopted or are in the process of considering legislation and regulations to enable that to happen. The regulatory environment in any particular jurisdiction may change in the future and any such change could have a material adverse effect on our results of operations.

Future legislative and regulatory action, and court decisions or other governmental action, may have a material impact on our operations and financial results. Governmental authorities could view us as having violated local laws, despite our efforts to obtain all applicable licenses or approvals. There is also risk that civil and criminal proceedings, including class actions brought by or on behalf of prosecutors or public entities or incumbent monopoly providers, or private individuals, could be initiated against us, Internet service providers, credit card and other payment processors in the iGaming industry. Such potential proceedings could involve substantial litigation expense, penalties, fines, seizure of assets, injunctions or other restrictions being imposed upon our licensees or other business partners, while diverting the attention of key executives. Such proceedings could have a material adverse effect on our business, financial condition and results of operations, as well as impact our reputation.

There can be no assurance that legally enforceable legislation will not be proposed and passed in jurisdictions relevant or potentially relevant to our business to prohibit, legislate or regulate various aspects of the iGaming (or that existing laws in those jurisdictions will not be interpreted negatively). Compliance with any such legislation may have a material adverse effect on our business, financial condition and results of operations, either as a result of our determination that a jurisdiction should be blocked or because a local license or approval may be costly for us or our business partners to obtain and/or such licenses or approvals may contain other commercially undesirable conditions.

Our growth prospects depend on the legal status of real-money gaming in various jurisdictions and legalization may not occur in as many jurisdictions as we expect, or may occur at a slower pace than we anticipate. Additionally, even if jurisdictions legalize real money gaming, this may be accompanied by legislative or regulatory restrictions and/or taxes that make it impracticable or less attractive to operate in those jurisdictions, or the process of implementing regulations or securing the necessary licenses to operate in a particular jurisdiction may take longer than we anticipate, which could adversely affect our future results of operations and make it more difficult to meet our expectations for financial performance.

Several jurisdictions have legalized or are currently evaluating the legalization of real money gaming, and our business, financial condition, results of operations and business prospects are significantly dependent upon the status of legalization in these jurisdictions. Our business plan is partially based upon the legalization of real money gaming in additional jurisdictions and the legalization may not occur as anticipated. Additionally, if a large number of additional jurisdictions enact real money gaming legislation and we are unable to obtain, or are otherwise delayed in obtaining, the necessary licenses to operate iGaming websites in jurisdictions where such games are legalized, our future growth in iGaming could be materially impaired.

As we enter new jurisdictions, governments may legalize real money gaming in a manner that is unfavorable to us. As a result, we may encounter legal, regulatory and political challenges that are difficult or impossible to foresee and which could result in an unforeseen adverse impact on planned revenues or costs associated with the new opportunity. Jurisdictions also impose substantial tax rates on iGaming revenue. Tax rates, whether federal- or state-based, that are higher than we expect will make it more costly and less desirable for us to launch in a given jurisdiction, while tax increases in any of our existing jurisdictions may adversely impact profitability.

Therefore, even in cases in which a jurisdiction purports to license and regulate iGaming, the licensing and regulatory regimes can vary considerably in terms of business-friendliness, and at times may be intended to provide incumbent operators with advantages over new licensees. Therefore, some "liberalized" regulatory regimes are considerably more economically viable than others.

We derive meaningful revenues from players located in jurisdictions in which we do not hold a license.

In certain jurisdictions, online gambling is either not regulated at all, is subject to very limited regulation or its legality is unclear. These jurisdictions are commonly referred to in the gaming industry as "unregulated jurisdictions." Certain of our products are made available to players in unregulated jurisdictions. The relevant transactions in such unregulated jurisdictions and the associated player relationships that underpin them are generally regulated in either Malta or Gibraltar which use "point of supply" gambling regimes. We and our commercial partners hold point-of-supply licenses in Malta and Gibraltar. Therefore, such transactions are in fact heavily regulated but are not themselves regulated in the jurisdiction within which the player is ultimately located.

Operators within the online gambling industry, including Bally's, have commonly taken a risk-based approach when supplying their online gambling services into jurisdictions in which it is not possible to obtain a gambling license. In these circumstances, online gambling operators may justify their remote supply of gambling services for a number of reasons, including a "country of origin" basis which asserts that it is lawful to supply online gambling services remotely from a jurisdiction in which a gambling license is held in another jurisdiction, unless there is something within the laws of that second jurisdiction that explicitly outlaws such provision and explicitly applies to such inward supply emanating from outside its borders. An example of this is Japan. Japan has been a focus of our international interactive segment and has yet to introduce its own licensing regime applicable to our business.

There is a risk that such jurisdictions may enact regulations relating to online real money gaming and that we may be required to register our activities or obtain licenses (or obtain further registrations or licenses, as applicable), pay taxes, royalties or fees or that the operation of online gambling businesses in such jurisdictions may be prohibited entirely. The implementation of additional licensing or regulatory requirements, prohibitions or payments in such jurisdictions could have an adverse effect on the viability of our revenue, operations, business or financial performance. Where we or our partners fail to obtain the necessary registrations or licenses, make the necessary payments or operate in a jurisdiction where online gambling is deemed to be or becomes prohibited, we or our partners may be subject to investigation, penalties or sanctions or forced to discontinue operations entirely in relation to that jurisdiction. Any such actions may also have an adverse impact on the way our regulators regulate us in the jurisdictions in which we hold licenses.

Certain of our technology providers, payment processing partners or other suppliers of content or services (collectively, "Infrastructure Services") may cease to provide, or limit the availability of, such Infrastructure Services to the extent we derive revenue from, or makes such Infrastructure Services available to customers in, unregulated jurisdictions. There is no assurance that we would be able to identify suitable or economical replacements if such Infrastructure Services become unavailable.

There is also a risk that civil and criminal proceedings, including class actions brought by or on behalf of prosecutors or public entities, incumbent monopoly providers or private individuals, could be initiated against us or providers of our Infrastructure Services in unregulated markets. Such potential proceedings could assert that online gambling services have not been lawfully supplied into the domestic market and could involve substantial litigation expense, penalties, fines, seizure of assets, injunctions or other restrictions being imposed on us or our business partners and may divert the attention of our key executives. If we become subject to any such investigations, proceedings and/or penalties in one jurisdiction, this may lead to investigations, proceedings and/or penalties arising in other jurisdictions in which we operate and/or hold a license. Such investigations, proceedings and/or penalties could have a material adverse effect on our business, financial condition and results of operations, as well as our reputation. We derive meaningful revenues from players located in jurisdictions in which we do not hold a license.

We are exposed to exchange rate risks.

Foreign exchange risk arises when individual group entities enter into transactions denominated in a currency other than their functional currency. Our policy is, where possible, to allow our entities to settle liabilities denominated in their functional currency with the cash generated from their own operations in that currency. Where our entities have liabilities denominated in a currency other than their functional currency (and have insufficient reserves of that currency to settle them), cash already denominated in that currency will, where possible, be transferred from elsewhere within Bally's. Apart from these particular cash flows, we aim to fund expenses and investments in the respective currency and to manage foreign exchange risk at a local level by matching the currency in which revenue is generated and expenses are incurred, as well as by matching the currency of our debt structure with the currency that cash is generated in. However, no assurance can be given that these policies will deliver all, or substantially all, of the expected benefits.

A vast majority of the revenues currently generated by Gamesys, our wholly owned subsidiary, are from the UK market and are conducted in British Pound Sterling ("GBP") and are therefore susceptible to any movements in exchange rates between GBP and US Dollars ("USD"). Any exchange rate risk may materially adversely affect our business, financial condition and results of operations.

Our substantial activities in foreign jurisdictions may be affected by factors outside of our control.

A significant portion of our operations are conducted in non-US jurisdictions. As such, our operations may be adversely affected by changes in foreign government policies and legislation (including gambling legislation) or social instability and other factors that are not within our control, including renegotiation or nullification of existing contracts or licenses, changes in gambling policies, regulatory requirements or the personnel administering them, currency fluctuations and devaluations, exchange controls, economic sanctions, tax increases, retroactive tax claims, changes in taxation policies, risk of terrorist activities, revolution, border disputes, implementation of tariffs and other trade barriers and protectionist practices, volatility of financial markets and fluctuations in foreign exchange rates, difficulties in the protection of intellectual property, labor disputes and other risks arising out of foreign governmental sovereignty over the areas in which operations are conducted. Our operations may also be adversely affected by laws and policies of such foreign jurisdictions affecting foreign trade, taxation and investment. Accordingly, our activities in foreign jurisdictions could be substantially affected by factors beyond our control, any of which could have a material adverse effect on our business, financial condition and results of operations.

In the event of a dispute arising in connection with operations in a foreign jurisdiction where we conduct business, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of the courts of the UK or enforcing UK judgments in such other jurisdictions. We may also be hindered or prevented from enforcing their rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity.

We may also enter into agreements and conduct activities outside of the jurisdictions in which we currently carry on business, which expansion may present challenges and risks as a result of the factors described above that we have not faced in the past, any of which could have a material adverse effect on our business, financial condition and results of operations.

The UK's withdrawal from the European Union (the "EU") and the wider political climate may have a negative effect on global economic conditions, financial markets and our business, financial condition and results of operations.

We are a multinational group with worldwide operations, including material revenues derived from the UK. The UK formally left the EU on January 31, 2020 ("Brexit"). The medium- and long-term consequences of Brexit may result, in significant economic, political and social instability, not only in the UK and Europe, but across the globe generally. In particular, this has contributed to volatility in the value of GBP, which may affect our profitability.

Despite a new free trade agreement between the UK and the EU, lack of clarity about future UK laws and regulations as the UK determines which EU laws to replace or maintain, including financial laws and regulations, tax and free trade agreements, intellectual property rights, supply chain logistics, environmental, health and safety laws and regulations, immigration laws and employment laws, could decrease foreign direct investment in the UK, increase costs, depress economic activity and restrict our access to capital and impact revenues. In particular, Brexit may lead to material changes to the regulatory regimes that would be applicable to our operations in the UK in the future. This could increase our compliance and operating costs and have a material adverse effect on our business, financial condition and results of operations.

Further economic, political and social instability may also result from the Scottish public voting for Scotland to leave the UK in any future referendum. Scotland's First Minister has tabled draft legislation to set the rules for a second independence referendum (though any such referendum would be subject to UK government approval). The implications of any vote in favor of independence are uncertain, but could still be wide-ranging (for instance, in affecting the value of GBP, global markets and the ongoing relationship between Scotland and the rest of the UK and, potentially, the introduction of a discrete gambling regulatory regime in Scotland). Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

Our activities are affected by the General Data Protection Regulation in the UK and the EU ("GDPR").

We are required to comply with the GDPR to the extent that we either: (1) have customers located in the UK and the EU or (2) conduct the processing of personal data in the UK and the EU. The impact of the GDPR is of particular relevance to our marketing activities and information technology security systems and procedures. The GDPR and associated e-privacy laws impose constraints on the ability of a data controller to profile and market to customers. Data subjects have the right to object to a controller processing their data in certain circumstances, including the right to object to their data being processed for the purposes of direct marketing. Controllers of personal data are required to maintain written records as to how they comply with the GDPR and provide more detailed information to data subjects in relation to how their data is being processed. In addition, updated e-privacy laws are under consideration in the UK and the EU to update the legislative rules applicable to digital and online data processing and to align e-privacy laws to the GDPR.

The GDPR also increased the level of fines which may be imposed for a breach of data protection laws, with the maximum fine (in the most serious cases of a breach of the GDPR) being the higher of €20 million (£17.5 million for the UK) or four percent of annual worldwide turnover. In certain instances, we could be held jointly responsible for breaches committed by the third-party service providers which we use or by other third parties with whom we share personal data.

Many of the obligations imposed on controllers by the GDPR are expressed as high-level principles, such as the obligation to act fairly with respect to the processing of personal data. The manner in which the data regulators and courts will interpret and apply the GDPR is and will continue to evolve over time. These procedures and policies may adversely affect our business by constraining our data processing activities or by increasing our operational and compliance costs. Additional updates to these policies and procedures and associated operational changes may be required and costs incurred to comply with updates to e-privacy laws.

If our or any third-party service providers' data processing activities breach the GDPR (or associated e-privacy laws), then we could, whether as a result of a failure to implement adequate policies and procedures or otherwise, face significant fines and/or the revocation of existing licenses and/ or the refusal of new applications for licenses, as well as claims by customers and reputational damage. The resultant losses suffered could materially adversely affect our business, financial condition and results of operations. There can be no assurances that we would be able to recoup such losses, whether in whole or in part, from our third-party service providers or insurers.

Business Operational Risks

We have expanded our business model, which makes it difficult for us to forecast our financial results, creates uncertainty as to how investors will evaluate our prospects, and increases the risk that we will not be successful.

We have expanded our product offering to include iGaming and sportsbook product offerings. In November 2020, we announced a long-term strategic partnership with Sinclair that combines our sports betting technology with their local broadcast television stations and regional sports networks. During 2021, our acquisitions included Bet.Works Corp, MKF, SportCaller, AVP, Telescope and Gamesys. These acquisitions represent an expanded business model and new offerings. Accordingly, it will be difficult for us to forecast our future financial results, and it will be uncertain how our expanded business model will affect investors' perceptions and expectations, which can be idiosyncratic and vary widely, with respect to our prospects. It may be difficult for investors to evaluate our business due to the lack of similarly situated competitors. Furthermore, our expanded business model may not be successful. Consequently, you should not rely upon our past quarterly financial results as indicators of our future financial performance, and our financial results and stock price may be negatively affected.

We will be reliant on effective payment processing services from a limited number of providers in each of the markets in which we operate.

The provision of convenient, trusted, fast and effective payment processing services to our customers and potential customers is critical to our business. If there is any deterioration in the quality of the payment processing services provided to these customers or any interruption to those services (including with respect to system intrusions, unauthorized access or manipulation), or if such services are only available at an increased cost to us or our customers or are terminated and no timely and comparable replacement services are found, our customers and potential customers may be deterred from using our products. In addition, our inability to secure payment processing services in markets into which we intend to expand may seriously impair our growth opportunities and strategies. Any of these occurrences may have a material adverse effect on our business, financial condition and results of operations.

Furthermore, a limited number of banks and credit card companies process online gambling related payments as a matter of internal policy and any capacity to accept such payments may be limited by the regulatory regime of a given jurisdiction. The introduction of legislation or regulations restricting financial transactions with online gambling operators, other prohibitions or restrictions on the use of credit cards and other banking instruments for online gambling transactions may restrict our ability to accept payments from our customers. These restrictions may be imposed as a result of concerns related to fraud, payment processing, AML or other issues related to the provision of online gambling services. A number of issuing banks or credit card companies may from time to time reject payments to us that are attempted to be made by our customers. Should such restrictions and rejections become more prevalent, or any other restriction on payment processing be introduced, gambling activity by our customers could be adversely affected, which in turn could have a material adverse effect on our business, financial condition and results of operations.

In addition, we are subject to the risk of credit card chargebacks, which may also result in possible penalties. A chargeback is a credit card originated deposit transaction to a player account with an operator that is later reversed or repudiated. The risk of such chargeback transactions is greater in respect of certain markets and certain payment methods. We recognize revenue upon the first loss of the player on amounts tendered, and any credit card chargebacks are then deducted from their revenues. Even though security measures are in place, high rates of credit card chargebacks could result in credit card associations levying additional costs and fines or withdrawing their service and could have a material adverse effect on our business, financial condition and results of operations.

Our VLTs and table games hold percentages may fluctuate.

The gaming industry is characterized by an element of chance and our casino guests' winnings depend on a variety of factors, some of which are beyond our control. In addition to the element of chance, hold percentages (the ratio of net win to total amount wagered) are affected by other factors, including players' skill and experience, the mix of games played, the financial resources of players, the volume of bets placed and the amount of time played. The variability of our hold percentages has the potential to adversely affect our business, financial condition and results of operations.

Our profitability will be dependent, in part, on return to players.

The revenue from certain of our gaming products depends on the outcome of random number generators built into the gaming software running the games made available to customers. Return to player is measured by dividing the amount of real money won by players on a particular game by the total real money wagers over a particular period on that game. An increasing return to player may negatively affect revenue as it represents a larger amount of money being won by players. Return to player is driven by the overall random number generator outcome, the mechanics of different games and jackpot winnings. Each game utilizes a random number generating engine; however, generally the return to player fluctuates in the short-term based on large wins or jackpots or a large share of wagers made for higher-payout games. To the extent we are unable to set, or fail to obtain, a favorable return to player in our (or a third-party supplier's) gambling software which maximizes revenue, it could have a material adverse effect on our business, financial condition and results of operations.

The success, including win or hold rates, of existing or future sports betting and iGaming products depends on a variety of factors and is not completely controlled by us.

The sports betting and iGaming industries are characterized by an element of chance. Accordingly, we employ theoretical win rates to estimate what a certain type of sports bet or iGame, on average, will win or lose in the long run. Net win is impacted by variations in the hold percentages, or actual outcomes, on our iGames and sports betting we offer to our users. We use the hold percentages as an indicator of an iGame's or sports bet's performance against its expected outcome. Although each iGame or sports bet generally performs within a defined statistical range of outcomes, actual outcomes may vary for any given period. In addition to the element of chance, win rates (hold percentages) may also (depending on the game involved) be affected by the spread of limits and factors that are beyond our control, such as a user's skill, experience and behavior, the mix of games played, the financial resources of users, the volume of bets placed and the amount of time spent gambling. As a result of the variability in these factors, the actual win rates on our online iGames and sports bets may differ from the theoretical win rates we have estimated and could result in the winnings of our iGame's or sports bet's users exceeding those anticipated. The variability of win rates (hold rates) also have the potential to negatively impact our financial condition, results of operations and cash flows.

Our success also depends in part on our ability to anticipate and satisfy user preferences in a timely manner. As we will operate in a dynamic environment characterized by rapidly changing industry and legal standards, our products will be subject to changing consumer preferences that cannot be predicted with certainty. We will need to continually introduce new offerings and identify future product offerings that complement our existing platforms, respond to our users' needs and improve and enhance our existing platforms to maintain or increase our user engagement and growth of our business. We may not be able to compete effectively unless our product selection keeps up with trends in the digital sports entertainment and gaming industries in which we compete, or trends in new gaming products.

We extend credit to a portion of our customers, and we may not be able to collect gaming receivables from our credit customers.

We conduct our gaming activities on a credit and cash basis at many of our properties. Any such credit we extend is unsecured. Table game players typically are extended more credit than slot players, and high-stakes players typically are extended more credit than customers who tend to wager lower amounts. High-end gaming is more volatile than other forms of gaming, and variances in win-loss results attributable to high-end gaming may have a significant positive or negative impact on cash flow and earnings in a particular period. We extend credit to those customers whose level of play and financial resources warrant, in the opinion of management, an extension of credit. These large receivables could have a significant impact on our results of operations if deemed uncollectible. Gaming debts evidenced by a credit instrument, including what is commonly referred to as a "marker," and judgments on gaming debts are enforceable under the current laws of the jurisdictions in which we allow play on a credit basis, and judgments on gaming debts in such jurisdictions are enforceable in all US states under the Full Faith and Credit Clause of the US Constitution; however, other jurisdictions may determine that enforcement of gaming debts is against public policy. Although courts of some foreign nations will enforce gaming debts directly and the assets in the US of foreign debtors may be reached to satisfy a judgment, judgments on gaming debts from US courts are not binding on the courts of many foreign nations.

Declining popularity of games and changes in device preferences of players could have a negative effect on our business.

Revenue from online games tends to decline over time after reaching a peak of popularity and player usage. The speed of this decline is referred to as the decay rate of a game. As a result of this natural decline in the life cycle of our products, our business depends on our ability and the ability of our third-party partners to consistently and timely launch new games across multiple platforms and devices that achieve significant popularity. Our ability to successfully launch, sustain and expand games as applicable, largely will depend on our ability to, amongst other things: (1) anticipate and effectively respond to changing game player interests and preferences; (2) anticipate or respond to changes in the competitive landscape; (3) develop, sustain and expand games that are fun, interesting and compelling to play; (4) minimize launch delays and cost overruns on new games; (5) minimize downtime and other technical difficulties; (6) acquire leading technology and high quality personnel; and (7) comply with constraints on game design and/or functionality imposed by regulators. There is a risk that we may not launch any new games according to schedule, or that those games do not attract and retain a significant number of players, which could have a negative effect on our business, financial condition and results of operations.

Furthermore, more individuals are using non-PC/laptop devices to access the Internet and versions of our technology developed for these devices may not be widely adopted by users of such devices. The number of people who access the Internet through devices other than personal computers, including mobile telephones, tablets and television set-top devices, has increased over the past several years. If we are unable to attract and retain a substantial number of alternative device users to our gambling services or if we are slow to develop products and technologies that are more compatible with non-PC/laptop communications devices relative to our competitors, we may fail to capture a significant share of an increasingly important portion of the market for online gambling services.

In addition to offering popular new games, we must extend the life of the existing games which we make available to users, in particular the most successful games. While it is difficult to predict when revenues from any such existing games will begin to decline, for a game to remain popular, we must constantly enhance, expand or upgrade the relevant game with new features that players find attractive. There is a risk that we may not be successful in enhancing, expanding or upgrading our current games or any new games in the future and, in addition, regulators may introduce new rules that limit functionality within existing games. Should we not succeed in sufficiently offsetting the effects of declining popularity in the games we make available, this may have a material adverse effect on our business, financial condition and results of operations.

The casino, hotel and hospitality industry is capital intensive and we may not be able to finance development, expansion and renovation projects, which could put us at a competitive disadvantage.

Our casino and hotel properties have an ongoing need for renovations and other capital improvements to remain competitive, including room refurbishments, amenity upgrades and replacement, from time to time, of furniture, fixtures and equipment. We may also need to make capital expenditures to comply with applicable laws and regulations. Construction projects, such as our planned project in Chicago, entail significant risks, which can substantially increase costs or delay completion of a project. Such risks include shortages of materials or skilled labor, unforeseen engineering, environmental or geological problems, work stoppages, weather interference and unanticipated cost increases. Most of these factors are beyond our control. In addition, difficulties or delays in obtaining any of the requisite licenses, permits or authorizations from regulatory authorities can increase the cost or delay the completion of an expansion or development. Significant budget overruns or delays with respect to expansion and development projects could adversely affect our business and results of operations.

Renovations and other capital improvements of casino properties in particular require significant capital expenditures. In addition, any such renovations and capital improvements usually generate little or no cash flow until the projects are completed. We may not be able to fund such projects solely from cash provided from operating activities. Consequently, we may have to rely upon the availability of debt or equity capital to fund renovations and capital improvements, and our ability to carry them out will be limited if we cannot obtain satisfactory debt or equity financing, which will depend on, among other things, market conditions. We cannot assure you that we will be able to obtain additional equity or debt financing on favorable terms or at all. Our failure to renovate and maintain gaming and entertainment venues from time to time may put us at a competitive disadvantage to gaming and entertainment venues offering more modern and better maintained facilities, which could adversely affect our business, financial condition and results of operations.

We may invest in or acquire other businesses, and our business may suffer if we are unable to successfully integrate acquired businesses into our company or otherwise manage the growth associated with multiple acquisitions.

We cannot assure you that our completed or any future acquisitions, will enhance our financial performance. Our ability to achieve the expected benefits of any acquisitions will depend on, among other things, our ability to effectively translate our strategies into revenue, our ability to retain and assimilate the acquired businesses' employees, our ability to retain existing customers and suppliers on terms similar to, or better than, those in place with the acquired businesses, our ability to attract new customers, the adequacy of our implementation plans, our ability to maintain our financial and internal controls and systems as we expand our operations, the ability of our management to oversee and operate effectively the combined operations and our ability to achieve desired operating efficiencies and revenue goals. The integration of the businesses that we acquire might also cause us to incur costs that are unforeseen or that exceed our estimates, which would lower our future earnings and would prevent us from realizing the expected benefits of such acquisitions. In some cases, the services provided by the sellers are critical to the ongoing efficient operation of the properties and may involve costly payments from us to the provider of the services. If the provision of these services by the sellers is disrupted or given insufficient attention by the sellers, our ability to operate the properties may be negatively impacted until such time as we are able to take full control over the services. Moreover, we must pay the sellers for these services and the costs to us for these services may exceed our estimates and these expenses will negatively impact the results of operations of these properties during these transition periods. Failure to achieve the anticipated benefits of these acquisitions could result in decreases in the amount of expected revenues and diversion of management's time and energy and could adversely affect our business, financial condition and operating results including, ultimately, a reduction in our stock price.

We face risks associated with growth and acquisitions.

As part of our business strategy, we regularly evaluate opportunities for growth through development of gaming operations in existing or new markets, through acquiring other gaming entertainment facilities or through redeveloping our existing gaming facilities. In the future, we may also pursue expansion opportunities, including joint ventures or partnerships, in jurisdictions where casino gaming is not currently permitted in order to be prepared to develop projects upon approval of casino gaming.

Although we only intend to engage in acquisitions that, if consummated, will be accretive to us and our shareholders, acquisitions require significant management attention and resources to integrate new properties, businesses and operations. Our ability to realize the anticipated benefits of acquisitions will depend, in part, on our ability to integrate the acquired businesses with our businesses. The combination of two independent companies is a complex, costly and time-consuming process. This process may disrupt the business of either or both of the companies and may not result in the full benefits expected. Potential difficulties we may encounter as part of the integration process that may negatively impact our earnings or otherwise adversely affect our business and financial results include, among other things, the following:

- the inability to successfully incorporate acquired assets in a manner that permits us to achieve the full revenue increases, cost reductions and other benefits anticipated to result from any acquisitions;
- complexities associated with managing the combined business, including difficulty addressing possible differences in cultures and management philosophies and the challenge of integrating complex systems, technology, networks and other assets of each of the companies in a seamless manner that minimizes any adverse impact on customers, suppliers, employees and other constituencies;
- the disruption of, or the loss of momentum in, each of our ongoing businesses;
- inconsistencies in standards, controls, procedures and policies; and
- potential unknown liabilities and unforeseen increased expenses associated with acquisitions.

Additionally, even if integration is successful, the overall integration of acquired assets and businesses may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of customer and other business relationships and diversion of management attention. There is also no guarantee that the acquired assets or businesses will generate any of the projected synergies and earnings growth, and the failure to realize such projected synergies and earnings growth may adversely affect our operating and financial results and derail any growth plans.

There can be no assurance that we will be able to identify, acquire, develop or profitably manage additional companies or operations or successfully integrate such companies or operations into our existing operations without substantial costs, delays or other problems. Additionally, there can be no assurance that we will receive gaming or other necessary licenses or approvals for new projects that we may pursue or that gaming will be approved in jurisdictions where it is not currently approved.

Ballot measures or other voter-approved initiatives to allow gaming in jurisdictions where gaming, or certain types of gaming (such as slots and sports wagering), was not previously permitted could be challenged, and, if such challenges are successful, these ballot measures or initiatives could be invalidated. Furthermore, there can be no assurance that there will not be similar or other challenges to legalized gaming in existing or current markets in which we may operate or have development plans, and successful challenges to legalized gaming could require us to abandon or substantially curtail our operations or development plans in those locations, which could have a material adverse effect on our financial condition and results of operations.

There can be no assurance that we will not face similar challenges and difficulties with respect to new development projects, such as our planned project in Chicago, or expansion efforts that we may undertake, which could result in significant sunk costs that we may not be able to fully recoup or that otherwise have a material adverse effect on our financial condition and results of operations. We may not be able to obtain additional financing on acceptable terms or at all. To the extent that we seek to acquire other businesses in exchange for our common stock, fluctuations in our stock price could adversely affect our ability to complete acquisitions.

We may not realize the anticipated benefits of existing or pending strategic alliances, joint ventures, acquisitions, divestitures or new business strategies.

We have invested in, formed strategic alliances with and announced proposed joint ventures with other companies, such as the Rhode Island VLT Company, LLC, the joint venture with IGT in Rhode Island (the "Joint Venture"), and we may expand those relationships or enter into similar relationships with additional companies which may require various state approvals which may or may not be granted. These initiatives are typically complex and we may not be able to complete anticipated alliance or joint venture transactions, the anticipated benefits of these transactions may not be realized or the benefits may be delayed. For example, we may not successfully integrate an alliance or joint venture with our operations, including the implementation of our controls, systems, procedures and policies, or unforeseen expenses or liabilities may arise that were not discovered during due diligence prior to an investment or entry into a strategic alliance, or a misalignment of interests may develop between us and the other party. Further, to the extent we share ownership, control or management with another party in a joint venture, our ability to influence such joint venture may be limited, and we may be unable to prevent misconduct or implement our compliance or internal control systems. In addition, implementation of a new business strategy may lead to the disruption of our existing business operations, including distracting management from current operations. Results of operations from new activities may be lower than our existing activities, and, if a strategy is unsuccessful, we may not recoup our investments in that strategy. Failure to successfully and timely realize the anticipated benefits of these transactions or strategies could have an adverse effect on our financial condition or results of operations.

With respect to the Joint Venture, any material unanticipated issues arising from the integration process could negatively impact our stock price, future business and financial results. Moreover, uncertainty about the effect of the proposed transaction on employees, customers, suppliers, distributors and other business partners may have an adverse effect on us and the Joint Venture. These uncertainties may impair our and/or the Joint Venture's ability to attract, retain and motivate key personnel to execute the Joint Venture's strategy, and could cause customers, suppliers, distributors and others who deal with us and/or the Joint Venture to seek to change or cancel existing business relationships with us and/or the Joint Venture or fail to renew existing relationships.

The Joint Venture will be subject to the risks associated with the Company's gaming business, approvals by the state of Rhode Island, in addition to the risks associated with IGT's machine gaming business, and the business, financial condition and results of operations of the Joint Venture may be affected by factors that are different from or in addition to those currently affecting the independent business, financial condition and results of operations of the Company's gaming business. Many of these factors are outside of our and the Joint Venture's control and could materially impact the business, financial condition and results of operations of the Joint Venture. Moreover, although we will have certain consent, board representation and other governance rights with respect to the Joint Venture, the Company will be a minority owner of the Joint Venture. As a result, we will not have complete control over the Joint Venture, its management or its policies and we may have business interests, strategies and goals that differ in certain respects from those of IGT or the Joint Venture.

Our business depends, in part, on strategic relationships with third parties. Overreliance on certain third parties or our inability to extend existing relationships or agree to new relationships may cause unanticipated costs for us and impact our financial performance in the future.

We have entered into strategic partnerships with Sinclair, the National Hockey League and others and may enter into relationships with advertisers, casinos and other third parties in order to attract users to our platform. These relationships along with providers of online services, search engines, social media, directories and other websites and e-commerce businesses direct consumers to our platform. In addition, parties with whom we have advertising arrangements provide advertising services to other companies, including other fantasy sports and gaming platforms with which we compete. While we believe there are other third parties that could drive users to our platform, adding or transitioning to them may disrupt our business and increase our costs. In the event that any of our existing relationships or our future relationships fails to provide services to us in accordance with the terms of our arrangement, or at all, and we are not able to find suitable alternatives, this could impact our ability to attract consumers cost effectively and harm our business, financial condition and results of operations.

In 2020, we acquired naming rights over Diamond Sports Group's ("Diamond") regional sports networks, and Diamond and Sinclair agreed to promote the Bally's brand over certain Sinclair networks. Our brand and naming rights are owned by us alone, we are not an obligor under Diamond's debt and Diamond holds no equity or other ownership rights in us. However, our Bally's Sports brand could be inaccurately associated with Diamond's credit issues by the media, our customers or others, which, among other things, could harm our reputation and we cannot predict the effects of a Diamond reorganization on us or our relationship with Diamond.

Our branded sites are heavily reliant on well-known brands owned by third parties.

We operate certain branded sites, including sites branded as Virgin Games, Double Bubble Bingo and Monopoly Casino. All such branded sites operated by us are reliant on the use of highly trusted and recognizable brands which are owned by third parties (the "Third Party Brands"). We operate the Third Party Brands pursuant to brand licensing arrangements with the relevant third party brand owner (the "Brand Owner"). We are contractually required to operate such branded sites in accordance with those brand licensing arrangements, and any material breach of those requirements may expose us to claims for breach of contract and/or may lead to the Brand Owner terminating or failing to renew the brand licensing arrangements. We own the player data in respect of such branded sites, and in the event that the brand licensing arrangements for any of such branded sites were to be terminated early or not renewed, then we would seek to migrate those players to a different gaming site operated by us. However, there is a risk that any replacement branded site offered by us may not successfully retain the custom of those players, and in the event that we lose the right to use any of the Third Party Brands, our business, financial condition and results of operations may be materially adversely affected.

We are exposed to the risk that the reputation of the Third Party Brands may be adversely affected by the activities of third parties over whom we have no control. For example, we operate the Virgin Games site. The Virgin brand is used by a wide range of businesses. In the event that the reputation of the Virgin brand was to be adversely affected due to the actions of third parties, that may affect our business prospects.

Our online business model depends upon the continued compatibility between our apps and the major mobile operating systems and upon third-party platforms for the distribution of our product offerings, which depend on factors beyond our control such as the design of third-party operating systems and continued access to our apps on third-party distribution platforms like the Apple App Store.

Our digital business is dependent on the interoperability of our technology with popular mobile operating systems, technologies, networks and standards as our users access our online betting and gaming product offerings primarily on mobile devices. As a result, our business model depends upon the continued compatibility between our app and the major mobile operating systems, such as the Android and iOS operating systems, and we rely upon third-party platforms for distribution of our product offerings. We do not have formal or informal relationships with parties that control design of mobile devices and operating systems and there is no guarantee that popular mobile devices will start or continue to support or feature our product offerings. Any changes, bugs, technical or regulatory issues in such operating systems, our relationships with mobile manufacturers and carriers, or in their terms of service or policies that degrade our offerings' functionality, reduce or eliminate our ability to distribute our offerings, give preferential treatment to competitive products, limit our ability to deliver high quality offerings, or impose fees or other charges related to delivering our offerings, could adversely affect our product usage and monetization on mobile devices. In addition, if any of the third-party platforms used for distribution of our product offerings were to limit or disable the availability of our app or advertising on their platforms, our ability to generate revenue could be harmed. These changes could materially impact the way we do business, and if we are unable to adjust to those changes quickly and effectively, there could be an adverse effect on our business, financial condition, results of operations and prospects.

A portion of our casinos are located on leased property. If we default on one or more leases, the applicable lessors could terminate the affected leases and we could lose possession of the affected casino.

We currently lease certain parcels of land on which a portion of our properties are located. As a ground lessee, we have the right to use the leased land; however, we do not hold fee ownership of the underlying land. Accordingly, we have no interest in the leased land or improvements thereon at the expiration of the ground leases. If our use of the land underlying our casino properties is disrupted permanently or for a significant period of time, then the value of our assets could be impaired and our business and operations could be adversely affected. Our leases provide that they may be terminated for a number of reasons, including failure to pay rent, taxes or other payment obligations or the breach of other covenants contained in the leases. In particular, our leases with GLPI require annual rent payments of $111.1 million in 2023, which is subject to escalation annually, and obligate us to make specified minimum capital expenditures with respect to the leased properties. If our business and properties fail to generate sufficient earnings, the payments required to service the rent obligations under our leases with GLPI could materially and adversely limit our ability to react to changes in our business and make acquisitions and investments in our properties. If we were to default on any one or more of these leases, the applicable lessors could terminate the affected leases and we could lose possession of the affected land and any improvements on the land, including the hotels and casinos. Further, in the event that any lessor of our leased properties, including GLPI, encounters financial, operational, regulatory or other challenges, there can be no assurance that such lessor will be able to comply with its obligations under the applicable lease.

We rely on other third-party sports data providers for real-time and accurate data for sporting events, and if such third parties do not perform adequately or terminate their relationships with us, our costs may increase and our business, financial condition and results of operations could be adversely affected.

We rely on third-party sports data providers to obtain accurate information regarding schedules, results, performance and outcomes of sporting events. We rely on this data to determine when and how sports bets are settled. We have experienced, and may continue to experience, errors in this data feed which may result in us incorrectly settling bets. If we cannot adequately resolve the issue with our users, our users may have a negative experience with our offerings, our brand or reputation may be negatively affected and our users may be less inclined to continue or resume utilizing our products or recommend our offerings to other potential users. As such, a failure or significant interruption in our service may harm our reputation, business and operating results.

Furthermore, if any of our sports data partners terminates its relationship with us or refuses to renew its agreement with us on commercially reasonable terms, we would need to find an alternate provider, and may not be able to secure similar terms or replace such providers in an acceptable time frame. Any of these risks could increase our costs and adversely affect our business, financial condition and results of operations. Further, any negative publicity related to any of our third-party partners, including any publicity related to regulatory concerns, could adversely affect our reputation and brand, and could potentially lead to increased regulatory or litigation exposure.

We conduct our business in an industry that is subject to high taxes and may be subject to higher taxes in the future.

In gaming jurisdictions in which we conduct our business, with the exception of Rhode Island, state and local governments raise considerable revenues from taxes based on casino revenues and operations. In Rhode Island, the state takes all of the gaming win that comes into our Rhode Island operations and then pays us a percentage of the gaming win. We also pay property taxes, occupancy taxes, sales and use taxes, payroll taxes, franchise taxes and income taxes. Our profitability will depend on generating enough revenues to cover variable expenses, such as payroll and marketing, as well as largely fixed expenses, such as property taxes and interest expense. From time to time, state and local governments have increased gaming taxes and such increases could significantly impact the profitability of our gaming operations.

Our operations in other states are generally subject to significant revenue-based taxes and fees in addition to normal federal, state and local income taxes, and such taxes and fees are subject to increase at any time. In addition, from time to time, federal, state and local legislators and officials have proposed changes in tax laws, or in the administration of such laws, affecting the gaming industry. Further, worsening economic conditions could intensify the efforts of applicable state and local governments to raise revenues through increases in gaming taxes and/or property taxes. It is not possible to determine with certainty the likelihood of changes in tax laws in these jurisdictions or in the administration of such laws. Such changes, if adopted, could adversely affect our business, financial condition and results of operations. The large number of state and local governments with significant current or projected budget deficits makes it more likely that those governments that currently permit gaming will seek to fund such deficits with new or increased gaming taxes and/or property taxes and worsening economic conditions could intensify those efforts. Any material increase, or the adoption of additional taxes or fees, could adversely affect our future financial results.

There can be no assurance that governments in jurisdictions in which we conduct our business, or the federal government, will not enact legislation that increases gaming tax rates. General economic pressures have the potential to reduce revenues of state governments from traditional tax sources, which may cause state legislatures or the federal government to be more inclined to increase gaming tax rates.

Future changes to US and non-US tax laws could adversely affect our business.

The US Congress, the Organization for Economic Co-operation and Development and other government agencies in jurisdictions where Bally's and its affiliates do business have had an extended focus on issues related to the taxation of multinational corporations. One example is in the area of "base erosion and profit shifting," including situations where payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. As a result, the tax laws in the US, the UK and other countries in which Bally's and its affiliates do business could change on a prospective or retroactive basis, and any such changes could adversely affect Bally's and its affiliates.

In addition, the US government may enact significant changes to the taxation of business entities including, among others, an increase in the corporate income tax rate, an increase in the tax rate applicable to global intangible low-taxed income, the elimination of certain tax exemptions and the imposition of minimum taxes or surtaxes on certain types of income. No specific US tax legislation has been proposed at this time and the likelihood of these changes being enacted or implemented is unclear. We are currently unable to predict whether such changes will occur and, if so, the ultimate impact on our business.

If we fail to detect fraud, theft or cheating, including by our customers and employees, our reputation may suffer which could harm our brand and reputation and negatively impact our business, financial condition and results of operations and can subject us to investigations and litigation.

We have in the past incurred, and may in the future incur, losses from various types of financial fraud, including use of stolen or fraudulent credit card data, claims of unauthorized payments by a user and attempted payments by users with insufficient funds. Bad actors use increasingly sophisticated methods to engage in illegal activities involving personal information, such as unauthorized use of another person's identity, account information or payment information and unauthorized acquisition or use of credit or debit card details, bank account information and mobile phone numbers and accounts. Under current credit card practices, we may be liable for use of funds on our platform with fraudulent credit card data, even if the associated financial institution approved the credit card transaction.

Acts of fraud may involve various tactics, including collusion. Successful exploitation of our systems could have negative effects on our product offerings, services and user experience and could harm our reputation. Failure to discover such acts or schemes in a timely manner could result in harm to our operations. In addition, negative publicity related to such schemes could have an adverse effect on our reputation, potentially causing a material adverse effect on our business, financial condition and results of operations. In the event of the occurrence of any such issues with our existing platform or product offerings, substantial engineering and marketing resources and management attention, may be diverted from other projects to correct these issues, which may delay other projects and the achievement of our strategic objectives.

In addition, any misappropriation of, or access to, users' or other proprietary information or other breach of our information security could result in legal claims or legal proceedings, including regulatory investigations and actions, or liability for failure to comply with privacy and information security laws, including for failure to protect personal information or for misusing personal information, which could disrupt our operations, force us to modify our business practices, damage our reputation and expose us to claims from our users, regulators, employees and other persons, any of which could have an adverse effect on our business, financial condition and results of operations.

Despite measures we have taken to detect and reduce the occurrence of fraudulent or other malicious activity on our platform, we cannot guarantee that any of our measures will be effective or will scale efficiently with our business. Our failure to adequately detect or prevent fraudulent transactions could harm our reputation or brand, result in litigation or regulatory action and lead to expenses that could adversely affect our business, financial condition and results of operations.

We are largely dependent on the skill and experience of management and key personnel.

In addition, our officers, directors and key employees are required to file applications with the gaming authorities in each of the jurisdictions in which we conduct our business and are required to be licensed or found suitable by these gaming authorities. If the gaming authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with us, we would have to sever all relationships with that person. Furthermore, the gaming authorities may require us to terminate the employment of any person who refuses to file appropriate applications. Either result could significantly impair our operations. The time and effort needed to successfully complete the application process could impact our ability to attract, hire and retain top talent.

We are subject to risks associated with labor relations, labor costs and labor disruptions.

We are subject to the costs and risks generally associated with labor disputes and organizing activities related to unionized labor. From time to time, our operations may be disrupted by strikes, public demonstrations or other coordinated actions and publicity. We may incur increased legal costs and indirect labor costs as a result of contractual disputes, negotiations or other labor-related disruptions.

Most of our employees in Rhode Island, Nevada and New Jersey are represented by a labor union and are subject to collective bargaining agreements with us. As of December 31, 2022, we had 29 collective bargaining agreements covering 2,755 employees. Our collective bargaining agreements generally have three-or-five-year terms. There can be no assurance that we will be able to extend or enter into replacement agreements. If we are able to extend or enter into replacement agreements, there can be no assurance as to whether the terms will be on comparable terms to the existing agreements. We may also face organizing activities that could result in additional employees becoming unionized. Furthermore, collective bargaining agreements may limit our ability to reduce the size of our workforce during an economic downturn, which could put us at a competitive disadvantage.

Our obligation to fund multi-employer defined benefit pension plans to which we are a party may adversely affect us.

We must contribute to a number of multi-employer defined benefit pension plans under the terms of collective-bargaining agreements that cover certain union-represented employees. The risks of participating in these multi-employer plans are different from single-employer plans in the following aspects:

- assets contributed to the multi-employer plan by one employer may be used to provide benefits to employees of other participating employers;
- if a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers; and
- if we choose to stop participating in some of our multi-employer plans, we may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

In addition, the funding obligations for our pension plans will be impacted by the performance of the financial markets, particularly the equity markets and interest rates. Funding obligations are determined by government regulations and are measured each year based on the value of assets and liabilities on a specific date. If the financial markets do not provide the long-term returns that are expected, we could be required to make larger contributions. The equity markets can be very volatile, and during 2022 displayed meaningful volatility and, therefore, our estimate of future contribution requirements can change dramatically in relatively short periods of time. Similarly, changes in interest rates and legislation enacted by governmental authorities can impact the timing and amounts of contribution requirements. An adverse change in the funded status of the plans could significantly increase our required contributions in the future and adversely impact our liquidity.

We may incur impairments to goodwill, indefinite-lived intangible assets or long-lived assets.

We monitor the recoverability of our long-lived assets, such as buildings, and evaluate their carrying value for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. We annually review goodwill to determine if impairment has occurred. Additionally, interim reviews are performed whenever events or changes in circumstances indicate that impairment may have occurred. If the testing performed indicates that impairment has occurred, we are required to record a non-cash impairment charge for the difference between the carrying value and fair value of the long-lived assets or the carrying value and fair value of the reporting unit, in the period the determination is made. The testing of long-lived assets and goodwill for impairment requires us to make estimates that are subject to significant assumptions about our future revenue, profitability, cash flows, fair value of assets and liabilities, weighted average cost of capital, as well as other assumptions. Changes in these estimates, or changes in actual performance compared with these estimates, may affect the fair value of long-lived assets or reporting unit, which may result in an impairment charge.

We cannot accurately predict the amount or timing of any impairment of assets. Should the value of long-lived assets or goodwill become impaired, our financial condition and results of operations may be adversely affected.

Our operations have historically been subject to seasonal variations and quarterly fluctuations in operating results, and we can expect to experience such variations and fluctuations in the future.

Casino, hotel and racing operations in our markets are subject to seasonal variation. Seasonal weather conditions can frequently adversely affect transportation routes to each of our properties and may cause snowfall, flooding and other effects that result in the closure of our properties. In addition, our sports betting business may experience seasonality based on the relative popularity of certain sports at different parts of the year. As a result, unfavorable seasonal conditions could have a material adverse effect on our business, financial condition and results of operations.

Our business is particularly sensitive to energy prices and a rise in energy prices could harm our operating results.

We are a large consumer of electricity and other energy and, therefore, higher energy prices may have an adverse effect on our results of operations. Accordingly, increases in energy costs may have a negative impact on our operating results. Additionally, higher electricity and gasoline prices that affect our customers may result in reduced visitation to our properties and a reduction in our revenues. We may be indirectly impacted by regulatory requirements aimed at reducing the impacts of climate change directed at up-stream utility providers, as we could experience potentially higher utility, fuel and transportation costs.

Our insurance and self-insurance programs may not be adequate to cover future claims.

Although we maintain insurance that we believe is customary and appropriate for our business, we cannot assure you that insurance will be available or adequate to cover all losses and damage to which our business or our assets might be subjected. We use a combination of insurance and self-insurance to provide for potential liabilities, including employee healthcare benefits, up to certain stop-loss amounts which limit our exposure above the amounts we have self-insured. We estimate the liabilities and required reserves associated with the risks we retain. Any such estimates and actuarial projection of losses is subject to a considerable degree of variability. A considerable increase in claims as a result of a pandemic, including as a result of the COVID-19 pandemic, could have a material adverse effect on our business, financial condition or results of operations. If actual losses incurred are greater than those anticipated, our reserves may be insufficient and additional costs could be recorded in our consolidated financial statements. If we suffer a substantial loss that exceeds our self-insurance reserves, and any excess insurance coverage, the loss and attendant expenses could harm our business, financial condition or results of operations. The lack of adequate insurance for certain types or levels of risk could expose us to significant losses in the event that a catastrophe occurred for which we are uninsured or underinsured. Any losses we incur that are not adequately covered by insurance may decrease our future operating income, require us to find replacements or repairs for destroyed property and reduce the funds available for payments of our obligations. We renew our insurance policies on an annual basis. The cost of coverage may become so high that we may need to further reduce our policy limits, further increase our deductibles or agree to certain exclusions from our coverage.

Our results of operations and financial condition could be adversely affected by the occurrence of natural disasters, such as hurricanes, or other catastrophic events, including war and terrorism.

Natural disasters, such as major hurricanes, typhoons, floods, fires and earthquakes, could adversely affect our business and operating results. Hurricanes are common in the areas in which our Mississippi and Louisiana properties are located, and the severity of such natural disasters is unpredictable.

Catastrophic events, such as terrorist attacks in the US and elsewhere, have had a negative effect on travel and leisure expenditures, including lodging, gaming (in some jurisdictions) and tourism. We cannot accurately predict the extent to which such events may affect us, directly or indirectly, in the future. There can be no assurance that we will be able to obtain or choose to purchase any insurance coverage with respect to occurrences of terrorist acts and any losses that could result from these acts. If there is a prolonged disruption at our facilities due to natural disasters, terrorist attacks or other catastrophic events, our results of operations and financial condition would be adversely affected.

We may be unable to obtain business interruption coverage for casualties resulting from severe weather such as hurricanes, and there can be no assurance that we will be able to obtain casualty insurance coverage at affordable rates, if at all, for casualties resulting from severe weather.

Cybersecurity and Technology Risks

We rely on information technology and other systems and platforms, and any failures, errors, defects or disruptions in our systems or platforms could diminish our brand and reputation, subject us to liability, disrupt our business, affect our ability to scale our technical infrastructure and adversely affect our operating results and growth prospects.

We, or one of our regulatory bodies, engage a number of third parties to provide gaming operating systems for the facilities we own. As a result, we rely on such third parties to provide uninterrupted services in order to run our business efficiently and effectively. In the event one of these third parties experiences a disruption in its ability to provide such services (whether due to technological or financial difficulties or power problems), this may result in a material disruption to the wagering activity at the casinos which we own and have a material adverse effect on our business, operating results and financial condition.

If our user base and engagement continue to grow, and the amount and types of offerings continue to grow and evolve, we will need an increasing amount of technical infrastructure, including network capacity and computing power, to continue to satisfy our users' needs. Such infrastructure expansion may be complex, and unanticipated delays in completing these projects or availability of components may lead to increased project costs, operational inefficiencies or interruptions in the delivery or degradation of the quality of our offerings. In addition, there may be issues related to this infrastructure that are not identified during the testing phases of design and implementation, which may only become evident after we have started to fully use the underlying equipment or software, that could further degrade the user experience or increase our costs. As such, we could fail to continue to effectively scale and grow our technical infrastructure to accommodate increased demands. In addition, our business may be subject to interruptions, delays or failures resulting from adverse weather conditions, other natural disasters, power loss, terrorism, cyber-attacks, public health emergencies (such as the coronavirus) or other catastrophic events. Any unscheduled interruption in our technology services is likely to result in an immediate, and possibly substantial, loss of revenues due to a shutdown of our gaming operations, cloud computing and lottery systems.

We believe that if our users have a negative experience with our offerings, or if our brand or reputation is negatively affected, users may be less inclined to continue or resume utilizing our products or recommend our platform to other potential users. As such, a failure or significant interruption in our service would harm our reputation, business and operating results.

We are reliant on the reliability and viability of Internet infrastructure, which is out of our control, and the proper functioning of our own network systems.

The growth of Internet usage has caused interruptions and delays in processing and transmitting data over the Internet. There can be no assurance that Internet infrastructure or our own network systems will continue to be able to support the demands placed on them by the continued growth of the Internet, the overall online gambling industry or that of our customers. The Internet's viability could be affected by delays in the development or adoption of new standards and protocols to handle increased levels of Internet activity or by increased government regulation. The introduction of legislation or regulations requiring Internet service providers in any jurisdiction to block access to our websites and products may restrict the ability of our customers to access products and services offered by us. Such restrictions, should they be imposed, could have a material adverse effect on our business, financial condition and results of operations.

If critical issues concerning the commercial use of the Internet are not favorably resolved (including security, reliability, cost, ease of use, accessibility and quality of service), if the necessary infrastructure is not sufficient or if other technologies and technological devices eclipse the Internet as a viable channel, this may negatively affect Internet usage, and our business, financial condition and results of operations will be materially adversely affected. Additionally, the increasing presence of viruses and cyber-attacks may affect the viability and infrastructure of the Internet and/or the proper functioning of our network systems and could materially adversely affect our business, financial condition and results of operations.

Our business may be harmed from cybersecurity incidents and we may be subject to legal claims if there is loss, disclosure or misappropriation of or access to our customers', business partners' or our own information or other breaches of information security.

We make extensive use of online services and centralized data processing, including through third-party service providers. We have experienced cyber-attacks, attempts to breach our systems and other similar incidents. The secure maintenance and transmission of customer information is a critical element of our operations. Our information technology and other systems, or those of service providers and business partners, that maintain and transmit customer or employee information may be compromised by a malicious third-party penetration of our network security, or that of a third-party service provider or business partner, or impacted by intentional or unintentional actions or inactions by our employees, or those of a third-party service provider or business partner. As a result, our customers' or employee's information may be lost, disclosed, accessed or taken without our customers' or employees' consent.

In addition, third-party service providers and other business partners process and maintain proprietary business information and data related to our employees, customers, suppliers and other business partners. Our information technology and other systems that maintain and transmit this information, or those of service providers or business partners, may also be compromised by a malicious third-party penetration of our network security or that of a third-party service provider or business partner, or impacted by intentional or unintentional actions or inactions by our employees or those of a third-party service provider or business partner. As a result, our business information or customer, supplier and other business partner data may be lost, disclosed, accessed or taken without consent.

Any such loss, disclosure or misappropriation of, or access to, customers' or business partners' information or other breach of our information security can result in legal claims or legal proceedings, including regulatory investigations and actions, may have a serious impact on our reputation and may adversely affect our business, operating results and financial condition. Furthermore, the loss, disclosure or misappropriation of our business information may adversely affect our reputation, business, operating results and financial condition.

Financing Risks

Our debt agreements and the Regulatory Agreement contain restrictive covenants that may limit our operating flexibility.

Our current debt agreements and the Regulatory Agreement include, and our future debt agreements and regulatory agreements will likely include, numerous financial and other covenants, imposing financial and operating restrictions on our business. Our ability to comply with these provisions may be affected by general economic conditions, industry conditions and other events beyond our control. There can be no assurance that we will be able to comply with these covenants. The failure to comply with a financial covenant or other restriction contained in the agreements governing our indebtedness or in the Regulatory Agreement may result in an event of default under such agreements or sanctions or fines under the Regulatory Agreement. An event of default under our debt agreements could result in acceleration of some or all of the applicable indebtedness as well as other indebtedness of ours and the inability to borrow additional funds. We do not have, and cannot be certain we would be able to obtain, sufficient funds to repay any such indebtedness if it is accelerated. Restrictions in our debt agreements or in the Regulatory Agreement might affect our ability to operate our business, might limit our ability to take advantage of potential business opportunities as they arise and might adversely affect the conduct of our current business, including by restricting our ability to finance future operations and capital needs and limiting our ability to engage in other business activities.

Our existing and future indebtedness may limit our operating and financial flexibility.

As of December 31, 2022, we had approximately $3.56 billion of total indebtedness outstanding consisting of $1.93 billion outstanding under our term loan facility (the "Term Loan") pursuant to the terms of a credit agreement we entered into on October 1, 2021 (the "Credit Agreement") with Deutsche Bank AG New York Branch, as administrative agent and collateral agent, and the lenders party thereto, and $1.5 billion in aggregate principal amount of outstanding 5.625% senior notes due 2029 and 5.875% senior notes due 2031 (collectively, the "Senior Notes"). As of December 31, 2022, we have a $620.0 million revolving credit facility (the "Revolving Credit Facility" or "Revolver" and, together with the Term Loan, the "Credit Facility"), of which there were $137.0 million in borrowings as of that date. This indebtedness may have important negative consequences for us, including:

- limiting our ability to satisfy obligations;
- increasing vulnerability to general adverse economic and industry conditions;
- limiting flexibility in planning for, or reacting to, changes in our businesses and the markets in which we conduct business;
- increasing vulnerability to, and limiting our ability to react to, changing market conditions, changes in industry and economic downturns;
- limiting our ability to obtain additional financing to fund working capital requirements, capital expenditures, debt service, general corporate or other obligations;
- subjecting us to a number of restrictive covenants that, among other things, limit our ability to pay dividends and distributions, make acquisitions and dispositions, borrow additional funds and make capital expenditures and other investments;
- limiting our ability to use operating cash flow in other areas of our business because we must dedicate a significant portion of these funds to make principal and/or interest payments on outstanding debt;
- exposing us to interest rate risk due to the variable interest rate on borrowings under our Credit Facility;
- causing our failure to comply with the financial and restrictive covenants contained in our current or future indebtedness, which could cause a default under that indebtedness (and other indebtedness of ours) and which, if not cured or waived, could adversely affect us; and
- affecting our ability to renew gaming and other licenses necessary to conduct our business.

Though we have significant amounts of indebtedness outstanding, we have the ability to borrow the entire $620.0 million under our Revolving Credit Facility and may issue or incur additional indebtedness to fund our operations, including as necessary to execute on our growth strategy. Further, we may incur other liabilities that do not constitute indebtedness. The risks that we face based on our outstanding indebtedness may intensify if we incur additional indebtedness or financing obligations in the future.

Servicing our indebtedness and funding our other obligations requires a significant amount of cash, and our ability to generate sufficient cash depends on many factors, some of which will be beyond our control.

Our ability to make payments on and refinance our indebtedness and to fund our operations and capital expenditures depends upon our ability to generate cash flow and secure financing in the future. Our ability to generate future cash flow depends, among other things, upon:

- general economic conditions;
- competition;
- legislative and regulatory factors affecting our operations and businesses; and
- our future operating performance.

Some of these factors will be beyond our control. There can be no assurance that our business will generate cash flow from operations or that future debt or equity financings will be available to us to enable us to pay our indebtedness or to fund other needs. If our operating results and available cash are insufficient to meet our debt service obligations, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. We may not be able to consummate those dispositions or to obtain the proceeds that we could realize from them, and these proceeds may not be adequate to meet any debt service obligations then due. The inability to generate cash flow could result in us needing to refinance all or a portion of our indebtedness on or before maturity, including through the issuance of additional debt or equity securities. If needed, there can be no assurance that we will be able to refinance any of our indebtedness on favorable terms, or at all. Any inability to generate sufficient cash flow or refinance our indebtedness on favorable terms could adversely affect our financial condition.

Our variable rate indebtedness exposes us to interest rate volatility, which could cause our debt service obligations to increase significantly.

Borrowings under our Credit Facility are at variable rates of interest and expose us to interest rate volatility. If interest rates increase, our debt service obligations on certain of our variable rate indebtedness will increase even though the amount borrowed remains the same. In addition, at the end of 2021, the administrator for London Interbank Offered Rate ("LIBOR") ceased publishing one-week and two-month U.S. dollar LIBOR and will cease publishing all remaining U.S. dollar LIBOR tenors in 2023. The consequence of this development with respect to LIBOR cannot be entirely predicted and may result in the level of interest payments on the portion of our indebtedness that bears interest at variable rates to be affected, which may adversely impact the amount of our interest payments under such debt.

A market downturn may negatively impact our access to financing.

A downturn in the financial markets or market volatility (like those now being experienced) could negatively impact our ability to access capital and financing (including financing necessary for acquisitions or to refinance our existing indebtedness) on acceptable terms and prices, that we would otherwise need in connection with the operation of our business.

Risks Related to our Common Stock

The market price of our common stock could fluctuate significantly.

There have been and are periods of time when the US securities markets have experienced significant price fluctuations. These price fluctuations may be day-to-day or they may last for extended periods of time. Significant price fluctuations in the securities markets as a whole have caused, and may continue to cause, the market price of our common stock to be volatile and subject to wide fluctuations. The trading volume of our common stock may fluctuate and cause significant price variations to occur. Additional factors that could cause fluctuations in, or adversely affect, our stock price or trading volume include:

- general market and economic conditions, including market conditions in the gaming and hotel industries;
- actual or expected variations in quarterly operating results;
- differences between actual operating results and those expected by investors and analysts;
- sales of our common stock by current shareholders seeking liquidity in the public market;
- changes in recommendations by securities analysts;
- operations and stock performance of competitors;
- accounting charges, including charges relating to the impairment of goodwill;
- significant acquisitions or strategic alliances by us or by competitors;
- sales of our common stock by our directors and officers or significant investors; and
- recruitment or departure of key personnel.

There can be no assurance that the stock price of our common stock will not fluctuate or decline significantly in the future. In addition, the stock market in general can experience considerable price and volume fluctuations that may be unrelated to our performance.

Our largest shareholder owns a meaningful percentage of our outstanding common stock, which could limit the ability of other shareholders to influence corporate matters.

Standard General L.P. ("Standard General"), our largest shareholder, beneficially owned 22.7% of our outstanding common stock as of February 14, 2023. Standard General's Managing Partner and Chief Investment Officer serves as the Chairman of our Board. Standard General is authorized by Rhode Island regulatory authorities to acquire up to 40% of our outstanding common stock.

We are not paying dividends and any decision to do so in the future will be at the discretion of our Board.

The timing, declaration, amount and payment of any future dividends will be at the discretion of our Board and will depend upon, among other factors, our earnings, cash requirements, financial condition, requirements to comply with the covenants under our debt agreements and the Regulatory Agreement, legal considerations and other factors that our Board deems relevant. If we do not pay cash dividends on our common stock in the future, then the return on an investment in our common stock will depend upon our future stock price and other forms of returning capital. There is no guarantee that our common stock will maintain its value or appreciate in value.

We are a holding company and will depend on our subsidiaries for dividends, distributions and other payments.

We are structured as a holding company, a legal entity separate and distinct from our subsidiaries. Our only significant asset is the capital stock or other equity interests of our operating subsidiaries. As a holding company, we will conduct all of our business through our subsidiaries. Consequently, our principal source of cash flow, including cash flow to pay dividends, will be dividends and distributions from our subsidiaries. If our subsidiaries are unable to make dividend payments or distributions to us and sufficient cash or liquidity is not otherwise available, we may not be able to pay dividends. In addition, our right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization will be subject to the prior claims of the subsidiary's creditors.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 2.   PROPERTIES

The Company's Casinos & Resorts reportable segment consists of 16 properties managed/owned by Bally's as of December 31, 2022, as shown in the table below:

Property	Location	Type	Built/ Acquired	Gaming Square Footage	Slot Machines	Table Games	Hotel Rooms	Food and Beverage Outlets	Racebook	Sportsbook
Bally's Twin River Lincoln Casino Resort[1]	Lincoln, RI	Casino and Resort	2004	162,420	3,802	114	136	21	Yes	Yes
Hard Rock Hotel & Casino Biloxi[1][3]	Biloxi, MS	Casino and Resort	2014	50,984	977	55	479	15	No	Yes
Bally's Tiverton Casino & Hotel[1][3]	Tiverton, RI	Casino and Hotel	2018	33,840	1,000	32	83	7	Yes	Yes
Bally's Dover Casino Resort[1][3]	Dover, DE	Casino, Resort and Raceway	2019	84,075	1,918	30	500	8	Yes	Yes
Bally's Black Hawk[1][2][3]	Black Hawk, CO	Three Casinos	2020	34,632	577	33	—	7	No	Yes
Bally's Kansas City Casino[1]	Kansas City, MO	Casino	2020	42,288	906	24	—	4	No	No
Bally's Vicksburg Casino[1]	Vicksburg, MS	Casino and Hotel	2020	32,608	453	7	89	2	No	Yes
Bally's Atlantic City Casino Resort[1]	Atlantic City, NJ	Casino and Resort	2020	84,236	1,189	88	1,205	12	No	Yes
Bally's Shreveport Casino & Hotel[1]	Shreveport, LA	Casino and Hotel	2020	30,000	1,186	40	403	6	No	Yes
Bally's Lake Tahoe Casino Resort	Lake Tahoe, NV	Casino and Resort	2021	48,425	399	20	438	7	Yes	Yes
Bally's Evansville Casino & Hotel[1][3]	Evansville, IN	Casino and Hotel	2021	46,265	948	30	338	4	No	Yes
Bally's Quad Cities Casino & Hotel[1][3]	Rock Island, IL	Casino and Hotel	2021	39,604	813	20	205	5	No	No
Tropicana Las Vegas Casino and Resort[1][3]	Las Vegas, NV	Casino and Resort	2022	37,904	597	33	1,470	5	No	Yes
Bally's Arapahoe Park	Aurora, CO	Racetrack/OTB Site	2004	—	—	—	—	5	Yes	No

_____

(1) The properties noted above are required to be mortgaged under and are encumbered under our Credit Agreement.
(2) These properties include Bally's Black Hawk North Casino, Bally's Black Hawk West Casino and Bally's Black Hawk East Casino.
(3) Properties leased from GLPI. Refer to Note 15 "Leases" for further information.

As of December 31, 2022, Bally's had approximately 285,000 square feet of office space, including the corporate headquarters located in Providence, Rhode Island. Our interactive businesses operate primarily in leased office space located in the UK, Malta, Canada, US, Estonia, Sweden, Gibraltar, Isle of Man, Philippines, Hong Kong and Ceuta.

ITEM 3.   LEGAL PROCEEDINGS

We are party to various legal proceedings which have arisen in the normal course of our business. Such proceedings can be costly, time consuming and unpredictable and, therefore, no assurance can be given that the final outcome of such proceedings will not materially impact our consolidated financial condition or results of operations. While we maintain insurance coverage that we believe is adequate to mitigate the risks of such proceedings, no assurance can be given that the amount or scope of existing insurance coverage will be sufficient to cover losses arising from such matters. Estimated losses are accrued for these proceedings when the loss is probable and can be estimated. The current liability for the estimated losses associated with these proceedings is not material to our consolidated financial condition and those estimated losses are not expected to have a material impact on our results of operations.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information for Our Common Stock

Our common stock is listed on the NYSE under the symbol "BALY."

Stock Performance Graph

Our shares of common stock began trading on the NYSE on March 29, 2019. Accordingly, no comparative stock performance information is available prior to this date. The performance graph below compares the cumulative total return on our common stock to the cumulative total return of the Standard & Poor's 500 Stock Index ("S&P 500") and the Dow Jones US Gambling Index. The performance graph assumes that $100 was invested on March 29, 2019 in each of our common stock, the S&P 500 and the Dow Jones US Gambling Index, and that all dividends were reinvested. The stock price performance shown in this graph is neither necessarily indicative of, nor intended to suggest, future stock price performance.

COMPARISON OF 45 MONTH CUMULATIVE TOTAL RETURN*
Among Bally's Corporation, the S&P 500 Index
and the Dow Jones US Gambling Index



*\$100 invested on March 29, 2019 in stock or index, including reinvestment of dividends.

Fiscal year ending December 31.

Dividend Policy

We do not currently intend to pay any dividends on our common stock in the foreseeable future. Any future determinations relating to our dividend policies will be made at the discretion of our Board and will depend on conditions then existing, including our financial condition, results of operations, contractual restrictions, capital and regulatory requirements and other factors our Board may deem relevant.

Holders

At February 14, 2023, there were 240 holders of record of our common stock, although we believe there are a significantly larger number of beneficial owners of our common stock because many shares are held by brokers and other institutions on behalf of shareholders.

Issuer Purchases of Equity Securities

On June 14, 2019, we announced that the Board approved a capital return program (the "Capital Return Program") under which we may expend a total of up to $250 million for a share repurchase program and payment of dividends. On February 10, 2020 and October 4, 2021, the Board approved an additional $100 million and $350 million for stock repurchases and payment of dividends, respectively. Share repurchases may be effected in various ways, which could include open-market or private repurchase transactions, accelerated share repurchase programs, tender offers or other transactions. The amount, timing and terms of any capital transactions will be determined based on prevailing market conditions and other factors, and may be suspended or discontinued at any time. There is no fixed time period to complete the capital returns.

The following table provides information about share repurchases made by the Company of its common stock during the quarter ended December 31, 2022 (in thousands, except Average Price Paid per Share):

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs
October 1, 2022 - October 31, 2022	50	$ 19.81	50	$ 214,392
November 1, 2022 - November 30, 2022	337	24.02	337	206,296
December 1, 2022 - December 31, 2022	516	22.76	516	194,558
	903	$ 23.07 [(a)]	903	$ 194,558

_____

(a) Weighted-average.

Changes to Authorized Shares

On May 18, 2021, following receipt of required shareholder approvals, the Company amended its Certificate of Incorporation to increase the number of authorized shares of common stock from 100 million to 200 million, and to authorize the issuance of up to 10 million shares of preferred stock. As of December 31, 2022, no shares of preferred stock have been issued.

ITEM 6.   [RESERVED]

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this Annual Report on Form 10-K. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report on Form 10-K, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review Item 1A. "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in this Annual Report on Form 10-K for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Executive Overview

During 2022, we continued to grow our business by actively pursuing the acquisition and development of new gaming opportunities and reinvesting in our existing operations. We completed our acquisition of Tropicana Las Vegas, providing us with a presence on the Las Vegas Strip. We signed an agreement to develop Bally's Chicago, a flagship destination casino resort in downtown Chicago, Illinois. We made significant progress on our capital improvement and expansion projects at our Bally's Atlantic City, Bally's Lincoln, and Bally's Kansas City properties focusing on enhancing amenities to improve the customer experience. We launched Bally Casino, an iCasino app, and Bally Bet Sportsbook & Casino, our first combined casino and sportsbook app. These steps continue to position us as a prominent, full-service, vertically integrated iGaming company, with physical casinos and online gaming solutions united under a single, leading brand.

Acquisitions and Development Projects

Our acquisitions and business development projects are summarized above in "Our Strategy and Business Developments" section above and in Note 6 "Business Combinations" to our consolidated financial statements presented in Part II, Item 8 of this Annual Report on Form 10-K.

Macroeconomic and Other Factors

Our business is subject to risks caused by global economic challenges, including those caused by the COVID-19 pandemic, the impact of the war in Ukraine, rising inflation, rising interest rates and supply-chain disruptions, that can cause economic uncertainty and volatility. These challenges can negatively impact discretionary consumer spending and could result in a reduction in visitors to our properties, including those that stay in our hotels, or discretionary spending by our customers on entertainment and leisure activities. In addition, inflation generally affects our business by increasing our cost of labor. In periods of sustained inflation, it may be difficult to effectively control such increases to our costs and retain key personnel.

Key Performance Indicators

The key performance indicator used in managing our business is adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), a non-GAAP measure. Adjusted EBITDA is defined as earnings for the Company, or where noted its reporting segments, before, in each case, interest expense, net of interest income, provision (benefit) for income taxes, depreciation and amortization, non-operating income, acquisition and other transaction related costs, share-based compensation and certain other gains or losses as well as, when presented for our reporting segments, an adjustment related to the allocation of corporate cost among segments.

We use Adjusted EBITDA to analyze the performance of our business and it is used as a determining factor for performance based compensation for members of our management team. We have historically used Adjusted EBITDA when evaluating operating performance because we believe that the inclusion or exclusion of certain recurring and non-recurring items is necessary to provide a more fulsome understanding of our core operating results and as a means to evaluate period-to-period performance. Also, we present Adjusted EBITDA because it is used by some investors and creditors as an indicator of the strength and performance of ongoing business operations, including our ability to service debt, and to fund capital expenditures, acquisitions and operations. These calculations are commonly used as a basis for investors, analysts and credit rating agencies to evaluate and compare operating performance and value companies within our industry. Adjusted EBITDA information is presented because management believes that it is a commonly used measure of performance in the gaming industry and that it is considered by many to be a key indicator of our operating results.

Adjusted EBITDAR is used outside of our financial statements solely as a valuation metric. Adjusted EBITDAR is defined as Adjusted EBITDA for our Casinos & Resorts segment plus rent expense associated with triple net operating leases. Adjusted EBITDAR is an additional metric used by analysts in valuing gaming companies subject to triple net leases since it eliminates the effects of variability in leasing methods and capital structures. This metric is included as supplemental disclosure because (i) we believe Adjusted EBITDAR is used by gaming operator analysts and investors to determine the equity value of gaming operators and (ii) financial analysts refer to Adjusted EBITDAR when valuing our business. We believe Adjusted EBITDAR is useful for equity valuation purposes because (i) its calculation isolates the effects of financing real estate, and (ii) using a multiple of Adjusted EBITDAR to calculate enterprise value allows for an adjustment to the balance sheet to recognize estimated liabilities arising from operating leases related to real estate.

Adjusted EBITDA and Adjusted EBITDAR should not be construed as an alternative to net income, the most directly comparable GAAP measure, as an indicator of our performance. In addition, Adjusted EBITDA and Adjusted EBITDAR as used by us may not be defined in the same manner as other companies in our industry, and, as a result, may not be comparable to similarly titled non-GAAP financial measures of other companies. Adjusted EBITDAR should not be viewed as a measure of overall operating performance or considered in isolation or as an alternative to net income, because it excludes the rent expense associated with our triple net operating leases with GLPI and the lease for real estate and land underlying the operations of the Bally's Lake Tahoe property.

Beginning in the third quarter ended September 30, 2022, we revised our calculation of Adjusted EBITDA to exclude adjustments for launch costs and preopening expenses. The tables below within "Adjusted EBITDA and Adjusted EBITDAR by Segment" have been revised to reflect this new presentation for applicable periods.

Results of Operations

The following table presents, for the periods indicated, certain revenue and income items:

		Years Ended December 31,			
(In millions)		**2022**	**2021**	**2020**	
Total revenue	$	2,255.7	$ 1,322.4	$	372.8
(Loss) income from operations		(293.0)	93.4		(18.4)
Net loss		(425.5)	(114.7)		(5.5)

The following table presents, for the periods indicated, certain income and expense items expressed as a percentage of total revenue:

	Years Ended December 31,		
	2022	**2021**	**2020**
Total revenue	100.0 %	100.0 %	100.0 %
Gaming and non-gaming expenses	44.7 %	40.5 %	37.2 %
General and administrative	34.4 %	41.2 %	55.3 %
Impairment charges	20.6 %	0.4 %	2.3 %
Depreciation and amortization	13.3 %	10.9 %	10.2 %
Total operating costs and expenses	113.0 %	92.9 %	104.9 %
(Loss) income from operations	(13.0)%	7.1 %	(4.9)%
Other income (expense):			
Interest expense, net	(9.2)%	(8.9)%	(16.8)%
Other non-operating expenses, net	2.1 %	(7.1)%	1.7 %
Total other expense, net	(7.2)%	(16.1)%	(15.1)%
Loss before provision for income taxes	(20.1)%	(9.0)%	(20.1)%
Benefit for income taxes	(1.3)%	(0.3)%	(18.6)%
Net loss	(18.9)%	(8.7)%	(1.5)%

Note: Amounts in table may not subtotal due to rounding.

Segment Information

The Company has three reportable segments: Casinos & Resorts, North America Interactive and International Interactive. Refer to "Our Operating Structure" in Part I, Item 1 "Business" of this Annual Report on Form 10-K and Note 21 "Segment Reporting" to our consolidated financial statements presented in Part II, Item 8 of this Annual Report on Form 10-K for additional information on our segment reporting structure . The following table sets forth certain financial information associated with results of operations for the years ended December 31, 2022, 2021 and 2020. Non-gaming revenue includes hotel, food and beverage and retail, entertainment and other revenue. Non-gaming expenses include hotel, food and beverage and retail, entertainment and other expenses.

(In thousands, except percentages)		Years Ended December 31,						2022 over 2021 $ Change		2021 over 2020 $ Change
		2022		2021		2020				
Revenue:										
Gaming										
Casinos & Resorts	$	907,431	$	803,940	$	298,070	$	103,491	$	505,870
North America Interactive		38,759		10,442		—		28,317		10,442
International Interactive		899,934		239,110		—		660,824		239,110
Total Gaming revenue		1,846,124		1,053,492		298,070		792,632		755,422
Non-gaming										
Casinos & Resorts		320,132		228,888		74,722		91,244		154,166
North America Interactive		42,941		27,910		—		15,031		27,910
International Interactive		46,508		12,153		—		34,355		12,153
Total Non-gaming revenue		409,581		268,951		74,722		140,630		194,229
Total revenue	$	2,255,705	$	1,322,443	$	372,792	$	933,262	$	949,651
Operating costs and expenses:										
Gaming										
Casinos & Resorts	$	313,569	$	263,751	$	95,901	$	49,818	$	167,850
North America Interactive		48,018		10,721		—		37,297		10,721
International Interactive		451,331		132,560		—		318,771		132,560
Total Gaming expenses		812,918		407,032		95,901		405,886		311,131
Non-gaming										
Casinos & Resorts		147,575		110,090		42,768		37,485		67,322
North America Interactive		14,538		9,299		—		5,239		9,299
International Interactive		34,205		8,658		—		25,547		8,658
Total Non-gaming expenses		196,318		128,047		42,768		68,271		85,279
General and administrative										
Casinos & Resorts		460,163		343,639		173,249		116,524		170,390
North America Interactive		113,913		46,908		—		67,005		46,908
International Interactive		149,168		43,015		—		106,153		43,015
Other		51,696		110,959		32,759		(59,263)		78,200
Total General and administrative	$	774,940	$	544,521	$	206,008	$	230,419	$	338,513
Margins:										
Gaming expenses as a percentage of Gaming revenue		44 %		39 %		32 %				
Non-gaming expenses as a percentage of Non-gaming revenue		48 %		48 %		57 %				
General and administrative as a percentage of Total revenue		34 %		41 %		55 %				

Year ended December 31, 2022 compared to year ended December 31, 2021

Total revenue

Our total revenue for the years ended December 31, 2022 and 2021 consisted of the following (in thousands):

	2022	2021	$ Change	% Change
Gaming	$ 1,846,124	$ 1,053,492	$ 792,632	75.2 %
Hotel	153,750	95,356	58,394	61.2 %
Food and beverage	115,322	92,906	22,416	24.1 %
Retail, entertainment and other	140,509	80,689	59,820	74.1 %
Total revenue	$ 2,255,705	$ 1,322,443	$ 933,262	70.6 %

We saw gaming, hotel, food and beverage, and retail, entertainment and other revenues grow, as we were able to operate with fewer restrictions across our properties compared to the prior year period as a result of developments in the COVID-19 pandemic and an increase in consumer confidence. Incremental revenues from the recent acquisition of Tropicana Las Vegas and the acquisitions completed in 2021, including Gamesys, Bally's Evansville, Bally's Lake Tahoe, Bally's Quad Cities and our North America Interactive acquisitions (collectively the "2021 Acquisitions"), contributed, in the aggregate, $868.7 million.

Gaming and non-gaming expenses

Gaming and non-gaming expenses for the year ended December 31, 2022 increased $405.9 million and $68.3 million, respectively, primarily due to the acquisition of Tropicana Las Vegas and our 2021 Acquisitions which contributed, in the aggregate, $419.2 million to gaming expenses and $55.1 million to non-gaming expense.

General and administrative

General and administrative expenses for the year ended December 31, 2022 increased $230.4 million from $544.5 million, in 2021, primarily due to inclusion of expenses from our acquisition of Tropicana Las Vegas and our 2021 Acquisitions which contributed, in the aggregate, $201.7 million.

Impairment Charges

In 2022, we recorded total impairment charges of $464.0 million which included $390.7 million as a result of our annual goodwill and asset impairment analysis related to our North America Interactive segment and $73.3 million in the International Interactive segment related to a long-standing indefinite lived trademark acquired as part of the Gamesys acquisition that is being de-emphasized for other newer brands in Asia and Rest of World.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2022 was $300.6 million, compared to $144.8 million in 2021 driven by the inclusion of incremental expense from our acquisition of Tropicana Las Vegas and our 2021 Acquisitions, which contributed, in the aggregate, $159.4 million year-over-year.

Income (loss) from operations

Loss from operations was $293.0 million for the year ended December 31, 2022 compared to income from operations of $93.4 million in 2021. This change year-over-year was primarily driven by the impairment charges noted above, partially offset by an overall benefit of $14.7 million from our acquisition of Tropicana Las Vegas and our 2021 Acquisitions.

Other (income) expense

Total other expense, net decreased to $161.5 million for the year ended December 31, 2022 from $212.5 million in 2021. This decrease was driven by a loss on extinguishment of debt in the prior year of $103.0 million in connection with the termination of our obligations under our prior revolving credit facility and prior term loan facility and the redemption of our 6.75% senior notes due 2027 in connection with our credit facility entered into on October 1, 2021, coupled with a foreign exchange loss of $33.5 million in the prior year, compared to a gain of $0.5 million in 2022. These decreases were offset by increased interest expense on our debt due to the timing of borrowings and interest rates.

Benefit for income taxes

Benefit for income taxes for the years ended December 31, 2022 and 2021 was $28.9 million and $4.4 million, respectively. The effective tax rate for the year ended December 31, 2022 was 6.4% compared to 3.7% in 2021. The increase in the effective tax rate was due to increases in state tax expense and nondeductible costs related to the acquisition of Gamesys during 2021 offset by the impact of a current year goodwill impairment charge and a valuation allowance established associated with the potential to not be able to utilize certain deferred tax assets in the future. Lower bargain purchase gains activity and less CARES act related tax benefits in 2022 as compared to 2021 also contributed to the increase in the effective tax rate.

Net loss and loss per share

Net loss for the year ended December 31, 2022 was $425.5 million compared to $114.7 million in 2021. As a percentage of revenue, net loss increased from 8.7% for the year ended December 31, 2021 to a net loss of 18.9% for the year ended December 31, 2022. Diluted loss per share for the year ended December 31, 2022 and 2021 was $7.32 and $2.31, respectively, and was impacted by the factors noted above.

Adjusted EBITDA and Adjusted EBITDAR by Segment

Consolidated Adjusted EBITDA was $548.5 million for the year ended December 31, 2022, an increase of $218.6 million, or 66.3%, from $329.9 million in 2021.

Adjusted EBITDA for the Casinos & Resorts segment for the year ended December 31, 2022 increased $27.9 million, or 8.8%, to $345.6 million from $317.7 million in 2021. Casinos & Resorts Adjusted EBITDAR was $398.9 million for the year ended December 31, 2022, which further adjusts Adjusted EBITDA for rent expense associated with our operating leases, as defined below. The growth in 2022 was primarily driven by increases in customer volumes at certain casino properties, partially offset by local regulatory changes, such as smoking bans, adversely impacting the performance of certain other properties.

Adjusted EBITDA for the North America Interactive segment for the year ended December 31, 2022 was $(65.7) million compared to $(12.4) million in 2021. The decrease from prior year is attributable to the acquisition of various businesses throughout 2021, as well as costs of launching in new markets.

Adjusted EBITDA for the International Interactive segment for the year ended December 31, 2022 increased $251.7 million, or 359.9%, to $321.7 million from $69.9 million in 2021, directly attributable to our acquisition of Gamesys on October 1, 2021.

The following tables reconcile Adjusted EBITDA and Adjusted EBITDAR, non-GAAP measures, to net income, as derived from our financial statements (in thousands):

Year Ended December 31. 2022 (in thousands)	Casinos & Resorts	North America Interactive	International Interactive	Other	Total
Net income (loss)	$ 182,574	$ (428,099)	$ 69,498	$ (249,519)	$ (425,546)
Interest expense, net of interest income	43	(17)	(212)	208,339	208,153
Provision (benefit) for income taxes	57,657	(82,788)	(3,320)	(472)	(28,923)
Depreciation and amortization	65,982	26,823	174,180	33,574	300,559
Non-operating (income) expense[1]	—	122	(2,707)	(43,591)	(46,176)
Foreign exchange (gain) loss, net	—	(1,466)	977	(27)	(516)
Transaction costs[2]	6,079	16,182	9,484	53,859	85,604
Share-based compensation	—	—	—	27,912	27,912
Gain on sale-leaseback	(50,766)	—	—	—	(50,766)
Impairment charges	—	390,656	73,322	—	463,978
Planned business divestiture[3]	—	5,585	—	—	5,585
Other, net[4]	1,719	4,926	429	1,577	8,651
Allocation of corporate costs	82,329	2,347	—	(84,676)	—
Adjusted EBITDA	$ 345,617	$ (65,729)	$ 321,651	$ (53,024)	$ 548,515
Rent expense associated with triple net operating leases [5]	53,313				
Adjusted EBITDAR	$ 398,930				

_____

(1) Non-operating (income) expense for the applicable periods include: (i) change in value of naming rights liabilities, (ii) adjustment on bargain purchases and, (iii) other (income) expense, net.

(2) Includes acquisition costs, integration costs related to our Interactive business, financing related expenses, Bally's Chicago costs, and restructuring costs.

(3) Losses related to a North America Interactive business that Bally's is marketing as held-for-sale as of December 31, 2022.

(4) Other includes the following non-recurring items: (i) non-routine legal expenses, net of recoveries for matters outside the normal course of business, (ii) rebranding expenses in connection with Bally's corporate name change, and (vi) other individually de minimis expenses.

(5) Consists of the operating lease components contained within our triple net master lease dated June 4, 2021 with GLPI for the real estate assets used in the operation of Bally's Evansville, Bally's Dover, Bally's Quad Cities and Bally's Black Hawk, the individual triple net lease with GLPI for the land underlying the operations of Tropicana Las Vegas, and the triple net lease assumed in connection with the acquisition of Bally's Lake Tahoe for real estate and land underlying the operations of the Bally's Lake Tahoe facility.

Year Ended December 31, 2021 (in thousands)	Casinos & Resorts	North America Interactive	International Interactive	Other	Total
Net income (loss)	$ 186,287	$ (36,879)	$ 24,337	$ (288,442)	$ (114,697)
Interest expense, net of interest income	37	(15)	(27)	117,929	117,924
Provision (benefit) for income taxes	72,128	(8,281)	(4,261)	(63,963)	(4,377)
Depreciation and amortization	54,120	18,096	46,341	26,229	144,786
Non-operating (income)[1]	—	—	(3)	61,074	61,071
Foreign exchange loss, net	—	355	643	32,463	33,461
Transaction costs[2]	—	12,682	1,444	70,417	84,543
Share-based compensation	—	—	—	20,143	20,143
Gain on sale-leaseback	(53,425)	—	—	—	(53,425)
Contract termination expense	—	—	—	30,000	30,000
Impairment charges	4,675	—	—	—	4,675
Other, net[3]	(16,334)	—	1,470	20,662	5,798
Allocation of corporate costs	70,217	1,629	—	(71,846)	—
Adjusted EBITDA	$ 317,705	$ (12,413)	$ 69,944	$ (45,334)	$ 329,902

(1) Non-operating income (expense) includes: (i) change in value of naming rights liabilities and (ii) gain on bargain purchases, (iii) loss on extinguishment of debt, and (iv) other, net.
(2) Includes acquisition, integration and restructuring costs, costs incurred related to the amended credit agreement, and a lump sum one-time contribution of $12.5 million to support a referendum campaign to legalize sports betting in the State of California.
(3) Other includes the following items: (i) professional fees and other costs incurred to establish the partnership with Sinclair and acquire Bally Interactive, (ii) storm related gains related to insurance recoveries received due to the effects of Hurricane Zeta on the Company's Hard Rock Biloxi property, (iii) rebranding expenses in connection with Bally's corporate name change, (iv) business interruption related recoveries, and (v) other individually de minimis expenses.

Year Ended December 31, 2020 (in thousands)	Casinos & Resorts	Other	Total
Net income (loss)	$ 28,555	$ (34,042)	$ (5,487)
Interest expense, net of interest income	34	62,602	62,636
Provision (benefit) for income taxes	(16,018)	(53,306)	(69,324)
Depreciation and amortization	37,786	56	37,842
Non-operating (income) expense[1]	—	(6,211)	(6,211)
Transaction costs[2]	20	14,030	14,050
Share-based compensation	—	17,706	17,706
Impairment charges	8,659	—	8,659
Other, net[2]	10,362	(978)	9,384
Allocation of corporate costs	20,515	(20,515)	—
Adjusted EBITDA	$ 89,913	$ (20,658)	$ 69,255

(1) Non-operating income (expense) includes: (i) change in value of naming rights liabilities and (ii) gain on bargain purchase.
(2) Includes acquisition, integration and restructuring costs and costs incurred related to the amended credit agreement.
(3) Other includes the following non-recurring items: (i) rebranding (ii) Employee Retention Credits related to the COVID-19 pandemic, (iv) non-routine legal expenses, (v) storm related losses, and (vi) other individually de minimis expenses.

Year ended December 31, 2021 compared to year ended December 31, 2020

This information can be found under Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Year ended December 31, 2021 compared to year ended December 31, 2020" in our Annual Report on Form 10-K/A for the year ended December 31, 2021.

Liquidity and Capital Resources

Overview

We are a holding company. Our ability to fund our obligations depends on existing cash on hand, cash flow from our subsidiaries and our ability to raise capital. Our primary sources of liquidity and capital resources have been cash on hand, cash flow from operations, borrowings under our Revolving Credit Facility (as defined herein) and proceeds from the issuance of debt and equity securities. We assess liquidity in terms of the ability to generate cash or obtain financing in order to fund operating, investing and debt service requirements. Our primary ongoing cash requirements include the funding of operations, capital expenditures, acquisitions and other investments in line with our business strategy and debt repayment obligations and interest payments. Our strategy has been to maintain moderate leverage and substantial capital resources in order to take advantage of opportunities, to invest in our businesses and acquire properties at what we believe to be attractive valuations. As such, we have continued to invest in our land-based casino business and build on our interactive/iGaming gaming business. We believe that existing cash balances, operating cash flows and availability under our Revolving Credit Facility, as explained below, will be sufficient to meet funding needs for operating, capital expenditure and debt service purposes.

Cash Flows Summary

	Years Ended December 31,		
(In thousands)	2022	2021	2020
Net cash provided by operating activities	$ 270,971	$ 82,754	$ 19,502
Net cash used in investing activities	(302,922)	(2,296,904)	(444,846)
Net cash provided by financing activities	43,237	2,404,598	366,397
Effect of foreign currency on cash and cash equivalents	(20,722)	(42,163)	—
Change in cash and cash equivalents and restricted cash classified as assets held for sale	(220)	—	—
Net change in cash and cash equivalents and restricted cash	(9,656)	148,285	(58,947)
Cash and cash equivalents and restricted cash, beginning of period	274,840	126,555	185,502
Cash and cash equivalents and restricted cash, end of period	$ 265,184	$ 274,840	$ 126,555

A description of changes in cash flows comparing the years ended December 31, 2021 and 2020 can be found in Part II. Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" of our Annual Report on Form 10-K/A for the year ended December 31, 2021.

Operating Activities

The increase in cash provided by operating activities was primarily attributable to total impairment charges of $464.0 million in 2022 resulting from our goodwill and asset impairment analysis related to our North America Interactive segment and an impairment charge related to an indefinite lived trademark acquired as part of the Gamesys acquisition, coupled with increased amortization in 2022 related to our 2021 Acquisitions, partially offset by the loss on extinguishment of debt recorded in the prior year.

Investing Activities

The decrease in cash used in investing activities was primarily driven by a decrease in cash paid for acquisitions year-over-year, coupled with a $200.0 million advance deposit received in connection with our transaction with GLPI for our Bally's Tiverton and Hard Rock Biloxi properties, which closed in January 2023. These decreases were offset by increased capital expenditures mainly attributable to our expansion and renovation projects at Bally's Atlantic City, Bally's Twin River and Bally's Kansas City.

Financing Activities

The decrease in cash provided by financing activities was driven by the change in our debt borrowings, offset by repayments, as follows:

	Years Ended December 31,			
	2022		**2021**	
Revolver proceeds	$	597,000	$	375,000
Term loan proceeds		—		1,925,550
Senior note proceeds		—		1,487,003
Issuance of long-term debt	$	597,000	$	3,787,553
Revolver repayments	$	(545,000)	$	(325,000)
Term loan repayments		(19,450)		(569,125)
Senior note repayments		—		(525,000)
Repayment of Gamesys' debt		—		(458,450)
Repayments of long-term debt	$	(564,450)	$	(1,877,575)

In addition, in 2021, we received proceeds from equity issuances from our public offering and the issuance of Sinclair penny warrants, coupled with increased spending in 2022 on share repurchases under our capital return program.

Capital Return Program

We have a Board approved capital return program under which we may expend a total of up to $700 million for a share repurchases and payment of dividends.

During the year ended December 31, 2022, we completed a modified Dutch auction tender offer (the "Offer") and repurchased 4.7 million common shares at a price of $22.00 per common share, at an aggregate purchase price of $103.3 million. We also repurchased 6,621,841 common shares for an aggregate purchase price of $153.4 million during the year ended December 31, 2022. As of December 31, 2022, there was $194.6 million available for use under the Capital Return Program, subject to limitations in our regulatory and debt agreements. Future share repurchases may be effected in various ways, which could include open-market or private repurchase transactions, accelerated stock repurchase programs, tender offers or other transactions. The amount, timing and terms of any return of capital transaction will be determined based on prevailing market conditions and other factors. There is no fixed time period to complete share repurchases.

We did not pay cash dividends during the year ended December 31, 2022, nor do we currently intend to pay any dividends on our common stock in the foreseeable future. Any future determinations relating to our dividend policies will be made at the discretion of our Board and will depend on conditions then existing, including our financial condition, results of operations, contractual restrictions, capital and regulatory requirements and other factors our Board may deem relevant.

Senior Notes

On August 20, 2021, we issued $750.0 million aggregate principal amount of 5.625% senior notes due 2029 and $750.0 million aggregate principal amount of 5.875% Senior Notes due 2031 (together, the "Senior Notes"). On October 1, 2021, upon the closing of the Gamesys acquisition, we assumed the issuer obligation under the Senior Notes.

The indenture contains covenants that limit the ability of the Company and its restricted subsidiaries to, among other things, (i) incur additional indebtedness, (ii) pay dividends on or make distributions in respect of capital stock or make certain other restricted payments or investments, (iii) enter into certain transactions with affiliates, (iv) sell or otherwise dispose of assets, (v) create or incur liens and (vi) merge, consolidate or sell all or substantially all of the Company's assets. These covenants are subject to exceptions and qualifications set forth in the indenture.

Credit Facility

On October 1, 2021, we entered into the Credit Agreement providing for a senior secured term loan facility in an aggregate principal amount of $1.945 billion (the "Term Loan Facility"), which will mature in 2028, and a senior secured revolving credit facility in an aggregate principal amount of $620.0 million (the "Revolving Credit Facility"), which will mature in 2026.

The credit facilities allow us to increase the size of the Term Loan Facility or request one or more incremental term loan facilities or increase commitments under the Revolving Credit Facility or add one or more incremental revolving facilities in an aggregate amount not to exceed the greater of $650 million and 100% of the Company's consolidated EBITDA for the most recent four-quarter period plus or minus certain amounts as specified in the Credit Agreement, including an unlimited amount subject to compliance with a consolidated total secured net leverage ratio.

The credit facilities contain covenants that limit the ability of the Company and its restricted subsidiaries to, among other things, incur additional indebtedness, pay dividends or make certain other restricted payments, sell assets, make certain investments, and grant liens. These covenants are subject to exceptions and qualifications set forth in the Credit Agreement. The Revolving Credit Facility contains a financial covenant regarding a maximum first lien net leverage ratio that applies when borrowings under the Revolving Credit Facility exceed 30% of the total revolving commitment.

Refer to Note 14 "Long-Term Debt" in Item 8 of this Annual Report on Form 10-K for further information.

Operating leases

The Company is committed under various operating lease agreements for real estate and property used in operations. Minimum rent payable under operating leases was $1.71 billion as of December 31, 2022, of which $82.7 million is due within the next twelve months. Refer to Note 15 "Leases" in Item 8 of this Annual Report on Form 10-K for further information.

GLPI leases

As of December 31, 2022, the Company's Bally's Evansville, Bally's Dover, Bally's Quad Cities and Bally's Black Hawk properties were leased under the terms of a master lease agreement (the "Master Lease") with GLPI. The Master Lease has an initial term of 15 years and includes four, five-year options to renew and requires combined minimum annual payments of $52.0 million, subject to a minimum 1% annual escalation or greater escalation dependent on CPI. On January 3, 2023, we completed a transaction with GLP Capital, L.P., the operating partnership of GLPI, related to the land and real estate assets of Bally's Tiverton and Hard Rock Biloxi for a total consideration of $635.0 million. The transaction was structured as a tax-free capital contribution and a substantial portion of the proceeds will be applied to reduce the Company's debt. These properties will be added to the Master Lease, increasing minimum annual payments by $48.5 million.

In addition to the properties under the Master Lease, the Company has also entered into a sale-leaseback transaction with GLPI for the non-land assets of Tropicana Las Vegas, which the Company acquired during the fourth quarter of 2022. This lease has an initial term of 50 years (with a maximum term of 99 years with renewal options) at annual rent of $10.5 million, subject to minimum 1% annual escalation or greater escalation dependent on CPI.

Financing Obligation

Bally's Chicago Operating Company, LLC, an indirect wholly-owned subsidiary of the Company, has entered into an agreement to lease the land on which Bally's Chicago will be built. The lease commenced November 18, 2022 and has a 99-year term followed by ten separate 20-year renewals at the Company's option. As of December 31, 2022, the Company has recorded this lease as a corresponding long-term financing obligation of $200.0 million.

Capital Expenditures

Capital expenditures are accounted for as either project, maintenance or capitalized software expenditures. Project capital expenditures are for fixed asset additions that expand an existing facility or create a new facility. Maintenance capital expenditures are expenditures to replace existing fixed assets with a useful life greater than one year that are obsolete, worn out or no longer cost effective to repair, along with spending on other small projects that do not fit into the project category. Capitalized software expenditures relate to the creation, production and preparation of software for use in our online gaming operations.

For the year ended December 31, 2022, capital expenditures were $212.3 million compared to $97.5 million in 2021. In 2022 we continued our spending on maintenance and planned projects at our casino properties, making significant progress on our Bally's Twin River and Bally's Atlantic City properties. We expect that significant capital expenditures in 2023 will decrease as compared to 2022 as we focus on generating cash flows to invest in long-term growth opportunities for the entire Bally's portfolio.

Bally's Twin River - In connection with our partnership with IGT, we have committed to invest $100 million in Bally's Twin River over the term of our master contract, ending in 2043, with Rhode Island to expand the property and add additional amenities along with other capital improvements. As a major component of this, we have constructed and opened a 14,000 square foot Korean-style spa, and are currently in the process of constructing a 40,000 square foot casino expansion, for a combined investment of approximately $60 million. The spa opened in January 2023, and the expanded casino is expected to open in the second quarter of 2023.

Bally's Atlantic City - Construction on our Bally's Atlantic City property commenced in 2021. We are committed to invest approximately $100 million over five years to refurbish and upgrade Bally's Atlantic City's facilities and expand its amenities, including renovated hotel rooms and suites, an outdoor beer hall and lobby bar. Spending in 2023 is estimated at approximately $20 million.

Bally's Kansas City - We began construction on the planned redevelopment project of Bally's Kansas City in November 2021. We believe the redevelopment of the property, which includes a 40,000 square foot land-based building, restaurant, bar and retail space, will improve the property and guest experience and drive growth and return on investment. Spending on the project is estimated to be approximately $50 million, with a target completion date in the summer of 2023.

Centre County, PA - On December 31, 2020, we signed a framework agreement with entities affiliated with an established developer to design, develop, construct and manage a Category 4 licensed casino in Centre County, Pennsylvania. Subject to receipt of regulatory approvals, it will house up to 750 slot machines and 30 table games. The casino will also provide, subject to receipt of separate licenses and certificates, retail sports betting, online sports betting and online gaming. We estimate the total cost of the project, including construction, licensing and iGaming/sports betting operations, to be approximately $120 million. If completed, we will acquire a majority equity interest in the partnership, including 100% of the economic interests of all retail sports betting, online sports betting and iGaming activities associated with the project.

Bally's Chicago - On June 9, 2022, a wholly-owned indirect subsidiary of the Company, Bally's Chicago Operating Company, LLC (the "Developer"), signed a host community agreement with the City of Chicago to develop a $1.7 billion destination casino resort, to be named Bally's Chicago, in downtown Chicago, Illinois. Among other features and amenities, Bally's Chicago will include 3,400 slots, 170 table games, 10 food and beverage venues, a 500-room hotel tower with rooftop bar, a 3,000 seat, 65,000 square foot entertainment center, a 20,000 square foot exhibition and an outdoor green space including an expansive public riverwalk with a water taxi stop. The project also provides the Developer with the exclusive right to operate a temporary casino for up to three years while the permanent casino resort is constructed. The temporary casino is expected to open in the second half of 2023, subject to regulatory approval and other customary conditions.

In connection with the entry into the host community agreement with the City of Chicago, the Company made a one-time up-front payment to the City of Chicago equal to $40.0 million, and the Developer will be required to make ongoing payments based on certain performance and time-based thresholds detailed in the host community agreement. Additionally, in connection with the host community agreement, the Company provided the City of Chicago with a performance guaranty whereby the Company agreed to have and maintain available financial resources in an amount reasonably sufficient to allow the Developer to complete its obligations under the host community agreement. In addition, upon notice from the City of Chicago that the Developer has failed to perform various obligations under the host community agreement, the Company has indemnified the City of Chicago against any and all liability, claim or reasonable and documented expense the City of Chicago may suffer or incur by reason of any nonperformance of any of the Developer's obligations.

Other Contractual Obligations

Sponsorship Commitments - The Company has entered into several sponsorship agreements with various professional sports leagues and teams, allowing the Company use of official league marks for branding and promotions, among other rights. As of December 31, 2022, obligations related to these agreements were $83.3 million, with contracts extending through June 2036.

Critical Accounting Estimates

The preparation of our consolidated financial statements in accordance with US GAAP requires us to make estimates and apply judgments that affect reported amounts. These estimates and judgements are based on past events and/or expectations of future outcomes. Actual results may differ from our estimates. We discuss our significant accounting policies used in preparing the financial statements in Note 2 of our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K. The following is a summary of our critical accounting estimates and how they are applied in preparation of our consolidated financial statements.

Goodwill and Intangible Assets

Assessing goodwill and indefinite-lived intangible assets for impairment is a process that involves significant judgment and requires a qualitative and quantitative analysis with many assumptions which fluctuate based on our business. We review goodwill and indefinite-lived intangible assets at least annually and between annual test dates if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. We have elected to perform our annual tests for indications of impairment as of the first day of the fourth quarter of each year. The evaluation of goodwill and indefinite-lived intangible assets requires the use of estimates about future operating results of each reporting unit to determine the estimated fair value of the reporting unit and the indefinite lived intangible assets. The Company must make various assumptions and estimates in performing its impairment testing, including assumptions and estimates about future cash flows. Changes in estimates and assumptions used in estimating future cash flows could produce significantly different results. If our ongoing estimates of future cash flows are not met, we may have to record impairment charges in future periods.

When assessing goodwill for impairment, first, qualitative factors are assessed to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. A qualitative impairment assessment involves analyzing relevant events and circumstances, with greater weight assigned to events and circumstances that most affect the fair value or the carrying amounts of a reporting unit's assets. Items that are generally considered include, but are not limited to, the following: macroeconomic conditions, industry and market conditions and overall financial performance. If the results of the qualitative assessment are not conclusive, a quantitative goodwill test is performed. For the quantitative goodwill impairment test, we estimate the fair value of the reporting unit and asset group using both income and market-based approaches. Specifically, the Company applies the discounted cash flow ("DCF") model under the income approach and the guideline company under the market approach and weighs the results of the two valuation methodologies based on the facts and circumstances surrounding the reporting unit. For the DCF model, we rely on the present value of expected future cash flows, including terminal value, utilizing a market-based weighted average cost of capital ("WACC") determined separately for the reporting unit as of the valuation date. The determination of fair value under the DCF model involves the use of significant estimates and assumptions, including revenue growth rates driven by future gaming activity, operating margins, capital expenditures, working capital requirements, tax rates, terminal growth rates, and discount rates. For the market approach, we utilize a comparison of the reporting unit to comparable publicly-traded companies and transactions and, based on the observed earnings multiples, ultimately selects multiples to apply to the reporting unit. We then compare the fair value of our reporting units to the carrying amounts. If the carrying amount of the reporting unit exceeds the fair value, an impairment is recorded equal to the amount of the excess (not to exceed the amount of goodwill allocated to the reporting unit).

Assumptions and estimates about future cash flow levels and multiples by individual reporting units are complex and subjective. The Company continuously monitors for events and circumstances that could negatively impact the key assumptions in determining the fair value of goodwill, including long-term revenue growth projections, profitability, discount rates, external factors, such as industry, market and macro-economic conditions, and internal factors, such as changes in the Company's business strategy, which may re-allocate capital and resources to different or new opportunities but, in turn, may be to the detriment of an individual reporting unit.

The Company completed its annual assessment for goodwill impairment as of October 1, 2022, which resulted in impairment charges to goodwill. Reporting units with goodwill which were identified as having less than a substantial cushion were subject to a sensitivity analysis to determine the potential impairment losses. The carrying value of the International Interactive reporting unit was $2.3 billion as of December 31, 2022 and the estimated fair value exceeded this amount by 8%. The most sensitive inputs to the estimated fair value of the International Interactive reporting unit were the discount rate and terminal growth rate. A hypothetical 100 basis point decline in the discount rate or a 50 basis point decline in the terminal growth rate would not have resulted in an impairment charge. The carrying value for the North America Interactive reporting unit exceeded its fair value as of October 1, 2022 and the Company recorded an impairment loss during the year ended December 31, 2022. The most sensitive input to the estimated fair value of the North America Interactive reporting unit was forecasted revenue. A hypothetical 10% decline in forecasted revenues for the reporting unit would have resulted in an additional goodwill impairment charge of $10 million. Material changes in these estimates could occur and result in additional impairment in future periods.

We consider certain of our gaming licenses and tradenames as indefinite-lived intangible assets that do not require amortization based on our future expectations to operate our gaming properties indefinitely as well as our historical experience in renewing these intangible assets at minimal cost with various state commissions. Rather, these intangible assets are tested annually for impairment, or more frequently if indicators of impairment exist, by comparing the fair value of the recorded assets to their carrying amount. If the carrying amounts of the indefinite-lived intangible assets exceed their fair value, an impairment loss is recognized. We assess the fair value of our tradenames using the relief-from-royalty method under the income approach.

Based on the annual impairment assessment of intangible assets, the Company identified indefinite lived trademarks totaling $206.3 million in the International Interactive segment that did not significantly exceed their respective carrying values. The Company recognized an impairment loss of $73.3 million related to one of the trademarks acquired as part of the Gamesys acquisition. This trademark is being de-emphasized for other newer brands in Asia and Rest of World, resulting in a decline in actual and projected revenues attributable to the trademark as compared to when the fair value was determined during the purchase price allocation of the Gamesys acquisition. The fair value of the trademarks was determined using a relief from royalty method, which utilized Level 3 inputs such as projected revenue, discount rates, long term growth rates and royalty rates. To the extent revenues associated with these trademarks decline in the near future, discount rates increase significantly, or selected royalty rates decline, we may recognize further impairments, and such impairments could be material. The selected royalty rate represents the most sensitive input in our estimates and a hypothetical increase of 50 bps in the royalty rates would result in additional impairment of approximately $10.6 million on the assets that do not significantly exceed their carrying values. Additionally, a hypothetical 10% decline in projected revenue derived from the trademarks would result in additional impairment of approximately $5.6 million on the assets that do not significantly exceed their carrying values.

Income Taxes

We prepare our income tax provision in accordance with Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that the rate change is enacted. A valuation allowance is required when it is "more likely than not" that all or a portion of the deferred taxes will not be realized. The consolidated financial statements reflect expected future tax consequences of uncertain tax positions presuming the taxing authorities' full knowledge of the position and all relevant facts. We assessed our deferred tax liabilities arising from taxable temporary differences and concluded such liabilities are not a sufficient source of income for the realization of deferred tax assets, including indefinite life taxable temporary differences which offset, subject to limitation, deferred tax assets with unlimited carryovers, such as the Section 163(j) interest limitation. Accordingly, a $60.1 million valuation allowance has been established as of December 31, 2022.

The allocation of shared costs and intangible assets among our subsidiaries in various U.S. domestic, state and international jurisdictions is an estimate based on the principles of IRC Section 482, 1060 and 338 which is a critical estimate in the computation of U.S. and international tax provisions.

The interpretation of the IRC regulations related to the Tax Cuts and Jobs Acts, as it pertains to Section 163(j), is a critical estimate in the computation of U.S. federal taxes, and conforming states.

Recently Issued Accounting Pronouncements

For a discussion of recently issued financial accounting standards, refer to Note 4 "Recently Issued Accounting Pronouncements," of Part II. Item 8 of this Annual Report on Form 10-K for further detail.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates. We are exposed to changes in interest rates primarily from variable rate long-term debt arrangements and foreign currency risk attributable to our operations outside of the US. Inflation generally affects us by increasing our cost of labor. Bally's does not believe that inflation had a material effect on our business, financial condition or results of operations during the years ended December 31, 2022, 2021 or 2020.

Interest Rate Risk

As of December 31, 2022, interest on borrowings under our credit facility was subject to fluctuation based on changes in short-term interest rates. On December 31, 2022, we had $2.06 billion of variable rate debt outstanding under our Term Loan and Revolving Credit Facilities and $1.50 billion of unsecured senior notes. Based upon a sensitivity analysis of our debt levels on December 31, 2022, a hypothetical increase of 1% in the effective interest rate would cause an increase in interest expense of approximately $20.6 million over the next twelve months while a decrease of 1% in the effective interest rate, not to exceed the interest rate floor, would cause a decrease in interest expense of approximately $20.6 million over the same period.

We evaluate our exposure to market risk by monitoring interest rates in the marketplace and we have, on occasion, utilized derivative financial instruments to help manage this risk. We have not historically utilized derivative financial instruments for trading purposes. We do not believe that fluctuations in interest rates had a material effect on our business, financial condition or results of operations during the years ended December 31, 2022, 2021 or 2020.

Foreign Currency Risk

We are exposed to fluctuations in currency exchange rates as a result of our net investments and operations in countries other than the US. A vast majority of our revenues are from the UK market and are conducted in GBP and are therefore susceptible to any movements in exchange rates between the GBP and USD. Foreign currency transaction gains for the year ended December 31, 2022 were $0.5 million. Foreign currency transaction losses for the year ended December 31, 2021 were $33.5 million. Movements in currency exchange rates could impact the translation of assets and liabilities of these foreign operations which are translated at the exchange rate in effect on the balance sheet date. We have not historically used operational hedges or forward currency exchange rate contracts to manage the impact of currency exchange rate fluctuations on earnings and cash flows.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements listed below are filed as part of this Annual Report on Form 10-K.


INDEX TO FINANCIAL STATEMENTS


The accompanying audited consolidated financial statements of Bally's Corporation (and together with its subsidiaries, the "Company" or "Bally's") have been prepared in accordance with the instructions to Form 10-K and Regulation S-X and include all information and footnote disclosures necessary for complete financial statements in conformity with accounting principles generally accepted in the US ("US GAAP"). Financial statement schedules have been omitted because they are not applicable, or the required information is included in the consolidated financial statements or the notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Bally's Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Bally's Corporation and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive loss, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill – International Interactive and North America Interactive Reporting Units – Refer to Notes 2 and 10 to the financial statements

Critical Audit Matter Description

The Company's goodwill is tested annually for impairment, or more frequently if indicators of impairment exist, by comparing the fair value of the respective reporting units to their carrying value. The Company determines the fair value of its reporting units in consideration of the income-based and market-based approaches. The key inputs in determining the fair value of the International Interactive reporting unit include expected cash flows and projected financial results, including forecasted revenues (collectively the "International Interactive forecasts"), the selection of the discount rate, and market multiples. As of December 31, 2022, the carrying value of the International Interactive reporting unit goodwill is $1,497.2 million. The key inputs in determining the fair value of the North American Interactive reporting unit include forecasted revenues and market multiples. As of December 31, 2022, the carrying value of the North America Interactive reporting unit goodwill is $39.7 million.

The Company's fair value determination of its International Interactive and North America Interactive reporting units required management to make significant estimates and assumptions of International Interactive forecasts, discount rates, and market multiples, and of North America Interactive forecasted revenue and market multiples. Therefore, performing audit procedures to evaluate the reasonableness of these estimates and assumptions involved a high degree of auditor judgment and increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the International Interactive forecasts, discount rates, and market multiples, and the North America Interactive forecasted revenue and market multiples used by management to estimate the fair value of the International Interactive and North America Interactive reporting units included the following, among others:

- We tested the effectiveness of controls over determining the fair value of the Company's International Interactive and North America Interactive reporting units, including controls over the International Interactive forecasts, discount rates, and market multiples, and the North America Interactive forecasted revenue and market multiples.
- We evaluated management's ability to accurately project the International Interactive forecasts and the North America Interactive forecasted revenue by performing a retrospective review of actual results to management's historical forecasts.
- We evaluated the reasonableness of management's projected International Interactive forecasts and the North America Interactive forecasted revenue by:
  - Comparing the International Interactive forecasts and the North America Interactive forecasted revenue to information included in the Company's communications to the Board of Directors, industry reports, and analyst reports for the Company and certain of its peer companies;
  - Comparing the International Interactive forecasts and the North America Interactive forecasted revenue to historical financial results;
  - Evaluating the impact of changes in the regulatory environment on management's projections.
  - Conducting inquiries with management; and
  - Evaluating whether the International Interactive forecasts and the North America Interactive forecasted revenue were consistent with evidence obtained in other areas of the audit.
- With the assistance of our fair value specialists, we evaluated the reasonableness of the International Interactive discount rate and market multiples and the North America Interactive market multiples by:
  - Testing the inputs underlying the determination of the discount rate and testing the mathematical accuracy of the calculation.
  - Developing a range of independent estimates and comparing those to the discount rate selected by management.
  - Testing the source information underlying the determination of the market multiples; and
  - Developing a range of independent estimates and comparing those to the market multiples selected by management.

/s/ Deloitte & Touche LLP
New York, New York
March 1, 2023

We have served as the Company's auditor since 2015.

BALLY'S CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31,	
	2022	**2021**
Assets		
Cash and cash equivalents	$ 212,515	$ 206,193
Restricted cash	52,669	68,647
Accounts receivable, net	71,673	48,178
Inventory	14,191	11,489
Tax receivable	53,771	128,217
Prepaid expenses and other current assets	100,717	104,463
Assets held for sale	17,177	—
Total current assets	522,713	567,187
Property and equipment, net	1,202,102	838,651
Right of use assets, net	808,926	507,843
Goodwill, net	1,746,202	2,122,653
Intangible assets, net	1,961,938	2,477,952
Deferred tax asset	25,544	11,922
Other assets	32,688	27,009
Total assets	$ 6,300,113	$ 6,553,217
Liabilities and Stockholders' Equity		
Current portion of long-term debt	$ 19,450	$ 19,450
Current portion of lease liabilities	32,929	24,506
Accounts payable	70,071	87,540
Accrued income taxes	56,012	37,208
Accrued liabilities	573,931	401,428
Liabilities related to assets held for sale	3,409	—
Total current liabilities	755,802	570,132
Long-term debt, net	3,469,105	3,426,777
Long-term portion of financing obligation	200,000	—
Long-term portion of lease liabilities	803,212	506,475
Deferred tax liability	138,017	214,467
Naming rights liabilities	109,807	168,929
Other long-term liabilities	17,923	50,635
Total liabilities	5,493,866	4,937,415
Commitments and contingencies (Note 20)		
Stockholders' equity:		
Common stock ($0.01 par value; 200,000,000 shares authorized; 46,670,057 and 53,050,055 shares issued; 46,670,057 and 52,254,477 shares outstanding	466	530
Preferred stock ($0.01 par value; 10,000,000 shares authorized; no shares outstanding)	—	—
Additional paid-in-capital	1,636,366	1,849,068
Treasury stock, at cost, 0 and 795,578 shares as of December 31, 2022 and 2021, respectively	—	(29,166)
Retained deficit	(535,373)	(181,581)
Accumulated other comprehensive loss	(295,640)	(26,809)
Total Bally's Corporation stockholders' equity	805,819	1,612,042
Non-controlling interest	428	3,760
Total stockholders' equity	806,247	1,615,802
Total liabilities and stockholders' equity	$ 6,300,113	$ 6,553,217

The accompanying notes are an integral part of these consolidated financial statements.

BALLY'S CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Years Ended December 31,		
	2022	2021	2020
Revenue:			
Gaming	$ 1,846,124	$ 1,053,492	$ 298,070
Non-gaming	409,581	268,951	74,722
Total revenue	2,255,705	1,322,443	372,792
Operating costs and expenses:			
Gaming	812,918	407,032	95,901
Non-gaming	196,318	128,047	42,768
General and administrative	774,940	544,521	206,008
Impairment charges	463,978	4,675	8,659
Depreciation and amortization	300,559	144,786	37,842
Total operating costs and expenses	2,548,713	1,229,061	391,178
(Loss) income from operations	(293,008)	93,382	(18,386)
Other income (expense):			
Interest expense, net	(208,153)	(117,924)	(62,636)
Other non-operating expenses, net	46,692	(94,532)	6,211
Total other expense, net	(161,461)	(212,456)	(56,425)
Loss before provision for income taxes	(454,469)	(119,074)	(74,811)
Benefit for income taxes	(28,923)	(4,377)	(69,324)
Net loss	$ (425,546)	$ (114,697)	$ (5,487)
Basic loss per share	$ (7.32)	$ (2.31)	$ (0.18)
Weighted average common shares outstanding, basic	58,111,699	49,643,991	31,315,151
Diluted loss per share	$ (7.32)	$ (2.31)	$ (0.18)
Weighted average common shares outstanding, diluted	58,111,699	49,643,991	31,315,151

The accompanying notes are an integral part of these consolidated financial statements.

BALLY'S CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)

	Years Ended December 31,		
	2022	2021	2020
Net loss	$ (425,546)	$ (114,697)	$ (5,487)
Other comprehensive income (loss):			
Foreign currency translation adjustments, net of tax	(270,151)	(25,833)	—
Defined benefit pension plan:			
Gains (losses) arising during the period	1,911	3,040	(1,844)
Reclassification adjustments	—	104	—
Tax effect	(591)	(976)	588
Net of tax amount	1,320	2,168	(1,256)
Comprehensive loss	(268,831)	(23,665)	(1,256)
Total comprehensive loss	$ (694,377)	$ (138,362)	$ (6,743)

The accompanying notes are an integral part of these consolidated financial statements.

BALLY'S CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except shares)

	Common Stock		Additional Paid-in Capital	Treasury Stock	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Non-controlling Interest	Total Stockholders' Equity
	Shares Outstanding	Amount						
Balance as of December 31, 2019	**32,113,328**	**$ 412**	**$ 185,544**	**$(223,075)**	**$250,418**	**$ (1,888)**	**$ —**	**$ 211,411**
Release of restricted stock, net	365,439	4	(9,766)	—	—	—	—	(9,762)
Dividends and dividend equivalents - $0.10 per share	—	—	—	—	(3,174)	—	—	(3,174)
Share-based compensation	—	—	17,706	—	—	—	—	17,706
Retirement of treasury shares	—	(109)	(49,351)	256,367	(206,907)	—	—	—
Share repurchases	(1,812,393)	—	—	(33,292)	—	—	—	(33,292)
Stock options exercised	19,564	—	84	—	—	—	—	84
Issuance of penny warrants for naming rights	—	—	150,426	—	—	—	—	150,426
Adoption of ASU 2016-13	—	—	—	—	(58)	—	—	(58)
Other comprehensive income	—	—	—	—	—	(1,256)	—	(1,256)
Net loss	—	—	—	—	(5,487)	—	—	(5,487)
Balance as of December 31, 2020	**30,685,938**	**307**	**294,643**	**—**	**34,792**	**(3,144)**	**—**	**326,598**
Release of restricted stock and other stock awards, net	121,379	1	(3,260)	(116)	—	—	—	(3,375)
Share-based compensation	—	—	20,143	—	—	—	—	20,143
Retirement of treasury shares	—	(35)	(71,574)	173,285	(101,676)	—	—	—
Share repurchases	(2,188,532)	—	—	(87,024)	—	—	—	(87,024)
Stock options exercised	70,000	—	301	—	—	—	—	301
Reclassification of Sinclair options	—	—	59,724	—	—	—	—	59,724
Penny warrants exercised	932,949	9	—	(9)	—	—	—	—
Sinclair shares exchanged for penny warrants	(2,086,908)	—	114,717	(114,717)	—	—	—	—
Sinclair issuance of penny warrants	—	—	50,000	—	—	—	—	50,000
Issuance of penny warrants - MKF	—	—	64,694	—	—	—	—	64,694
Shares issued for purchase of SportCaller	221,391	2	11,774	—	—	—	—	11,776
Bally's Interactive equity issuance	2,074,723	21	121,479	(585)	—	—	—	120,915
Common stock offering	12,650,000	127	667,746	—	—	—	—	667,873
Shares issued for purchase of Gamesys	9,773,537	98	518,681	—	—	—	—	518,779
Acquired non-controlling interest	—	—	—	—	—	—	3,760	3,760
Other comprehensive loss	—	—	—	—	—	(23,665)	—	(23,665)
Net loss	—	—	—	—	(114,697)	—	—	(114,697)
Balance as of December 31, 2021	**52,254,477**	**530**	**1,849,068**	**(29,166)**	**(181,581)**	**(26,809)**	**3,760**	**1,615,802**
Release of restricted stock and other stock awards, net	458,603	4	(5,957)	429	—	—	—	(5,524)
Share-based compensation	—	—	27,912	—	—	—	—	27,912
Retirement of treasury shares	—	(74)	(253,783)	182,103	71,754	—	—	—
Share repurchases (including tender offer)	(6,621,841)	—	—	(153,366)	—	—	—	(153,366)
Stock options exercised	20,000	—	86	—	—	—	—	86
Penny warrants exercised	383,934	4	—	—	—	—	—	4
Issuance of penny warrants - MKF	—	—	12,010	—	—	—	—	12,010
Settlement of consideration to SportCaller	107,832	1	3,699	—	—	—	—	3,700
Conversion of non-controlling interest - Telescope	67,052	1	3,331	—	—	—	(3,332)	—
Other comprehensive loss	—	—	—	—	—	(268,831)	—	(268,831)
Net loss	—	—	—	—	(425,546)	—	—	(425,546)
Balance as of December 31, 2022	**46,670,057**	**$ 466**	**$1,636,366**	**$ —**	**$(535,373)**	**$ (295,640)**	**$ 428**	**$ 806,247**

The accompanying notes are an integral part of these consolidated financial statements.

BALLY'S CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,		
	2022	2021	2020
Cash flows from operating activities:			
Net loss	$ (425,546)	$ (114,697)	$ (5,487)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	300,559	144,786	37,842
Non-cash lease expense	32,438	14,924	804
Share-based compensation	27,912	20,143	17,706
Impairment charges	463,978	4,675	8,659
Amortization of debt discount and debt issuance costs	10,896	7,557	4,636
Loss on extinguishment of debt	—	103,007	—
Gain from insurance recoveries	(1,265)	(18,660)	—
Storm related losses	—	—	14,408
Gain on sale-leaseback, net	(50,766)	(53,425)	—
Contract termination	—	30,000	—
Deferred income taxes	(88,129)	(5,217)	1,191
(Gain) loss on assets and liabilities measured at fair value	(3,251)	21,440	—
Change in value of naming rights liabilities	(32,577)	(17,029)	57,660
Change in contingent consideration payable	(10,747)	(23,503)	—
Adjustment (gain) on bargain purchase	107	(22,841)	(63,871)
Foreign exchange (gain) loss	(516)	33,461	—
Other operating activities	10,764	19,712	982
Changes in current operating assets and liabilities	37,114	(61,579)	(55,028)
Net cash provided by operating activities	270,971	82,754	19,502
Cash flows from investing activities:			
Cash paid for acquisitions, net of cash acquired	(146,317)	(2,274,221)	(425,063)
Proceeds from sale-leaseback	150,000	144,000	—
Purchase of Bally's Chicago land	(200,000)	—	—
Advance deposit in connection with sale-leaseback transactions	200,000	—	—
Deposit for acquisition of Bally's Quad Cities Casino & Hotel	—	—	(4,000)
Foreign exchange forward contract premiums	—	(22,592)	—
Capital expenditures	(212,256)	(97,525)	(15,283)
Insurance proceeds	1,265	18,660	—
Cash paid for internally developed software	(37,121)	(15,891)	—
Acquisition of gaming licenses	(55,117)	(30,159)	—
Purchase of equity securities	(3,175)	—	—
Other intangible asset acquisitions	(665)	(19,157)	—
Other investing activities	464	(19)	(500)
Net cash used in investing activities	(302,922)	(2,296,904)	(444,846)
Cash flows from financing activities:			
Issuance of long-term debt	597,000	3,787,553	668,680
Repayments of long-term debt	(564,450)	(1,877,575)	(254,375)
Proceeds from Bally's Chicago land financing obligation	200,000	—	—
Payment of financing fees	—	(65,297)	(1,734)
Payment of redemption premium on debt extinguishment	—	(67,857)	—
Payment of deferred consideration	(30,025)	—	—
Share repurchases	(153,366)	(87,024)	(33,292)
Issuance of common stock, net	—	667,872	—
Issuance of Sinclair penny warrants	—	50,000	—
Payment of shareholder dividends	—	—	(3,204)
Other financing activities	(5,922)	(3,074)	(9,678)
Net cash provided by financing activities	43,237	2,404,598	366,397
Effect of foreign currency on cash and cash equivalents	(20,722)	(42,163)	—
Change in cash and cash equivalents and restricted cash classified as assets held for sale	(220)	—	—
Net change in cash and cash equivalents and restricted cash	(9,656)	148,285	(58,947)
Cash and cash equivalents and restricted cash, beginning of period	274,840	126,555	185,502
Cash and cash equivalents and restricted cash, end of period	$ 265,184	$ 274,840	$ 126,555

BALLY'S CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,		
	2022	2021	2020
Supplemental disclosure of cash flow information:			
Cash paid for interest, net of amounts capitalized	$ 200,901	$ 65,927	$ 57,234
Cash received from income tax refunds, net of cash paid	(38,199)	42,291	3,835
Non-cash investing and financing activities:			
Unpaid property and equipment	$ 24,080	$ 31,123	$ 3,575
Non-controlling interest	(3,332)	3,760	—
Stock and equity instruments issued for North America Interactive acquisitions and Gamesys	—	716,162	—
Acquisitions in exchange for contingent liability	—	58,685	—
Deferred purchase price payable	—	14,071	—
Deposit applied to acquisition purchase price	—	4,000	—
Unpaid trade name	—	—	20,000
Unpaid Naming Rights	—	—	332,313

	Years Ended December 31,		
	2022	2021	2020
Reconciliation of cash and cash equivalents and restricted cash:			
Cash and cash equivalents	$ 212,515	$ 206,193	$ 123,445
Restricted cash	52,669	68,647	3,110
Total cash and cash equivalents and restricted cash	$ 265,184	$ 274,840	$ 126,555

The accompanying notes are an integral part of these consolidated financial statements.

1.   GENERAL INFORMATION

Bally's Corporation (the "Company," or "Bally's") is a global gaming, hospitality and entertainment company with casinos and resorts and online gaming ("iGaming") businesses. The Company owns and manages the following casino and resort properties:

Casinos and Resorts	Location	Type	Built/ Acquired
Bally's Twin River Lincoln Casino Resort ("Bally's Twin River")	Lincoln, Rhode Island	Casino and Resort	2004
Bally's Arapahoe Park	Aurora, Colorado	Racetrack/OTB Site	2004
Hard Rock Hotel & Casino Biloxi ("Hard Rock Biloxi")	Biloxi, Mississippi	Casino and Resort	2014
Bally's Tiverton Casino & Hotel ("Bally's Tiverton")	Tiverton, Rhode Island	Casino and Hotel	2018
Bally's Dover Casino Resort ("Bally's Dover")[2]	Dover, Delaware	Casino, Resort and Raceway	2019
Bally's Black Hawk[1][2]	Black Hawk, Colorado	Three Casinos	2020
Bally's Kansas City Casino ("Bally's Kansas City")	Kansas City, Missouri	Casino	2020
Bally's Vicksburg Casino ("Bally's Vicksburg")	Vicksburg, Mississippi	Casino and Hotel	2020
Bally's Atlantic City Casino Resort ("Bally's Atlantic City")	Atlantic City, New Jersey	Casino and Resort	2020
Bally's Shreveport Casino & Hotel ("Bally's Shreveport")	Shreveport, Louisiana	Casino and Hotel	2020
Bally's Lake Tahoe Casino Resort ("Bally's Lake Tahoe")	Lake Tahoe, Nevada	Casino and Resort	2021
Bally's Evansville Casino & Hotel ("Bally's Evansville")[2]	Evansville, Indiana	Casino and Hotel	2021
Bally's Quad Cities Casino & Hotel ("Bally's Quad Cities")[2]	Rock Island, Illinois	Casino and Hotel	2021
Tropicana Las Vegas Casino and Resort ("Tropicana Las Vegas")[2]	Las Vegas, Nevada	Casino and Resort	2022

(1) Includes Bally's Black Hawk North Casino, Bally's Black Hawk West Casino and Bally's Black Hawk East Casino.
(2) Properties leased from Gaming and Leisure Properties, Inc. ("GLPI"). Refer to Note 15 "Leases" for further information.

The North America Interactive reportable segment includes a portfolio of sports betting, iGaming, and free-to-play gaming brands and the North American operations of Gamesys.

The Company's International Interactive reportable segment includes the interactive activities in Europe and Asia of Gamesys Group Ltd. ("Gamesys"), an iCasino and online bingo platform provider and operator.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and include the accounts of the Company, its majority-owned subsidiaries and entities the Company identifies as variable interest entities ("VIEs"), of which the Company is determined to be the primary beneficiary. All intercompany balances and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the current year's presentation.

Variable Interest Entities

The Company evaluates entities for which control is achieved through means other than voting rights to determine if it is the primary beneficiary of a VIE. An entity is a VIE if it has any of the following characteristics (i) has insufficient equity to permit the entity to finance its activities without additional subordinated financial support (ii) equity holders, as a group, lack the characteristics of a controlling financial interest or (iii) the entity is structured with non-substantive voting rights. The primary beneficiary of the VIE is generally the entity that has (a) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (b) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The Company consolidates its investment in a VIE when it determines that it is its primary beneficiary.

In determining whether it is the primary beneficiary of the VIE, the Company considers qualitative and quantitative factors, including, but not limited to: which activities most significantly impact the VIE's economic performance and which party controls such activities and significance of the Company's investment and other means of participation in the VIE's expected profits/losses. Significant judgments related to these determinations include estimates about the current and future fair values and performance of assets held by these VIEs and general market conditions.

Management has analyzed and concluded that Breckenridge Curacao B.V. is a VIE because it does not have sufficient equity investment at risk. The Company has determined that it is the primary beneficiary and consolidates the VIE because (a) although the Company does not control all decisions of the VIE, the Company has the power to direct the activities of the VIE that most significantly impact its economic performance through various contracts with the entity and (b) the nature of these agreements between the VIE and the Company provides the Company with the obligation to absorb losses and the right to receive benefits based on fees that are based upon off-market rates and commensurate to the level of services provided. The Company receives significant benefits in the form of fees that are not at market and commensurate to the level of services provided. As a result, the Company consolidates all of the assets, liabilities and results of operations of the VIE and its subsidiaries in the accompanying consolidated financial statements. As of December 31, 2022 and 2021, Breckenridge had total assets of $93.4 million and $85.4 million, respectively, total liabilities of $77.1 million and $75.2 million, respectively, and revenues of $298.1 million and $79.6 million for the years ended December 31, 2022 and 2021, respectively.

The Company may change its original assessment of a VIE upon subsequent events such as the modification of contractual arrangements that affect the characteristics or adequacy of the entity's equity investments at risk and the disposition of all or a portion of an interest held by the primary beneficiary. The Company performs this analysis on an ongoing basis.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with US GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and revenues and expenses and related disclosures of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates and judgments including those related to contingent value rights, the allowance for doubtful accounts, valuation of goodwill and intangible assets, recoverability and useful lives of tangible and intangible long-lived assets, accruals for players club card incentives and for potential liabilities related to any lawsuits or claims brought against the Company, fair value of financial instruments, capitalized software development costs, stock compensation and valuation allowances for deferred tax assets. The Company bases its estimates and judgments on historical experience and other relevant factors impacting the carrying value of assets and liabilities. Actual results may differ from these estimates.

Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents includes cash balances and highly liquid investments with an original maturity of three months or less. Restricted cash includes player deposits, payment service provider deposits and Video Lottery Terminals ("VLT") and table games related cash payable due to certain states where we operate, which are unavailable for the Company's use.

Concentrations of Credit Risk

The Company's financial instruments which potentially expose the Company to concentrations of credit risk consisted of cash and cash equivalents and trade receivables. The Company maintains cash with financial institutions in excess of federally insured limits, however, management believes the credit risk is mitigated by the quality of the institutions holding such deposits.

Accounts Receivable, Net

Accounts receivable, net consists of the following:

	December 31,	
(in thousands)	**2022**	**2021**
Accounts due from Rhode Island and Delaware[1]	$ 15,865	$ 10,575
Gaming receivables	19,065	10,576
Non-gaming receivables	42,532	31,481
Accounts receivable	77,462	52,632
Less: Allowance for doubtful accounts	(5,789)	(4,454)
Accounts receivable, net	$ 71,673	$ 48,178

_____
(1) Represents the Company's share of VLT and table games revenue for Bally's Twin River and Bally's Tiverton due from the State of Rhode Island and from the State of Delaware for Bally's Dover.

An allowance for doubtful accounts is determined to reduce the Company's receivables for amounts that may not be collected. The allowance is estimated based on historical collection experience, current economic and business conditions and forecasts that affect the collectability and review of individual customer accounts and any other known information. Activity for the allowance for doubtful accounts is as follows:

		December 31,				
(in thousands)		**2022**		**2021**		**2020**
Balance at beginning of year	$	4,454	$	3,067	$	1,296
Charges to expense		1,649		1,717		353
Deductions		(602)		(701)		(653)
Other adjustments		288		371		2,071
Balance at end of year	$	5,789	$	4,454	$	3,067

Inventory

Inventory is stated at the lower of cost or net realizable value on a first-in, first-out basis and consists primarily of food, beverage, promotional items and other supplies.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and impairment losses, if applicable. Expenditures for renewals and betterments that extend the life or value of an asset are capitalized and expenditures for repairs and maintenance are charged to expense as incurred. The costs and related accumulated depreciation applicable to assets sold or disposed are removed from the balance sheet accounts and the resulting gains or losses are reflected in the consolidated statements of operations. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets or the related lease term, if any, as follows:

	Years
Land improvements	10-20
Building and improvements	2-50
Equipment	2-10
Furniture and fixtures	2-10

Development costs directly associated with the acquisition, development and construction of a project are capitalized as a cost of the project during the periods in which activities necessary to prepare the property for its intended use are in progress. Interest costs associated with major construction projects are capitalized as part of the cost of the constructed assets. When no debt is incurred specifically for a project, interest is capitalized on amounts expended for the project using the weighted-average cost of borrowing. Capitalization of interest ceases when the project (or discernible portions of the project) is substantially complete. If substantially all of the construction activities of a project are suspended, capitalization of interest will cease until such activities are resumed. During the years ended December 31, 2022 and 2021, there was $1.9 million and $0.2 million of capitalized interest, respectively. There was no capitalized interest in the year ended December 31, 2020.

Leases

The Company determines if a contract is or contains a lease at the contract inception date or the date in which a modification of an existing contract occurs. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. Control over the use of the identified asset means the lessee has both (i) the right to obtain substantially all of the economic benefits from the use of the identified asset throughout the period of use and (ii) the right to direct the use of the identified asset.

Upon adoption of Accounting Standards Codification ("ASC") 842, *Leases*, ("ASC 842") the Company elected to account for lease and non-lease components as a single component for all classes of underlying assets. Additionally, the Company elected to not recognize short-term leases (defined as leases that are less than 12 months and do not contain purchase options) within the consolidated balance sheets.

The Company recognizes a lease liability for the present value of lease payments at the lease commencement date using its incremental borrowing rate commensurate with the lease term based on information available at the commencement date unless the rate implicit in the lease is readily determinable.

Certain of the Company's leases include renewal options and escalation clauses; renewal options are included in the calculation of the lease liabilities and right of use assets when the Company determines it is reasonably certain to exercise the options. Variable expenses generally represent the Company's share of the landlord's operating expenses and consumer price index ("CPI") increases. Rent expense associated with the Company's long and short term leases and their associated variable expenses are reported in total operating costs and expenses within the consolidated statements of operations.

The Bally's Chicago ground lease is accounted for as a financing obligation in accordance with ASC 470, *Debt* as the transaction did not qualify as a sale under ASC 842. Lease payments are included in "Interest expense, net" within our consolidated statements of operations. Refer to Note 15 "Leases" for further information.

Goodwill

Goodwill consists of the excess of acquisition costs over the fair value of net assets acquired in business combinations. Goodwill is not amortized, but is reviewed for impairment annually as of October 1st, or when events or changes in the business environment indicate that the carrying value of the reporting unit may exceed its fair value, by comparing the fair value of each reporting unit to its carrying value, including goodwill.

When assessing goodwill for impairment, first, qualitative factors are assessed to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. Items that are considered in the qualitative assessment include, but are not limited to, the following: macroeconomic conditions, industry and market conditions and overall financial performance. If the results of the qualitative assessment indicate it is more likely than not that a reporting unit's carrying value exceeds its fair value, or if the Company elects to bypass the qualitative assessment, a quantitative goodwill test is performed.

For the quantitative goodwill impairment test, the Company estimates the fair value of the reporting unit and asset group using both income and market-based approaches. Specifically, the Company applies the discounted cash flow ("DCF") method under the income approach and the guideline company under the market approach and weighs the results of the two valuation methodologies based on the facts and circumstances surrounding the reporting unit. For the DCF method, the Company relies on the present value of expected future cash flows, including terminal value, utilizing a market-based weighted average cost of capital ("WACC") determined separately for the reporting unit as of the valuation date. The determination of fair value under the DCF method involves the use of significant estimates and assumptions, including revenue growth rates driven by future gaming activity, operating margins, capital expenditures, working capital requirements, tax rates, terminal growth rates, and discount rates. For the market approach, the Company utilizes a comparison of the reporting unit to comparable publicly-traded companies and transactions and, based on the observed earnings multiples, ultimately selects multiples to apply to the reporting unit. The Company then compares the fair value of its reporting units to the carrying amounts. If the carrying amount of the reporting unit exceeds the fair value, an impairment is recorded equal to the amount of the excess (not to exceed the amount of goodwill allocated to the reporting unit).

Intangible Assets

The Company's intangible assets primarily consist of customer relationships, developed technology, internally developed software, gaming licenses and trade names. The Company also has a Naming rights intangible asset obtained through the Sinclair Agreement (as defined herein). Refer to Note 13 "Sinclair Agreement" for further information regarding the Sinclair Broadcast Group ("Sinclair") naming rights.

For its finite-lived intangible assets, the Company establishes a useful life upon initial recognition based on the period over which the asset is expected to contribute to the future cash flows of the Company and periodically evaluates the remaining useful lives to determine whether events and circumstances warrant a revision to the remaining amortization period. Finite-lived intangible assets are amortized over their remaining useful lives in a pattern in which the economic benefits of the intangible asset are consumed, which is generally on a straight-line basis. The Company reviews the carrying amount of its finite-lived intangible assets for possible impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Should events and circumstances indicate finite-lived intangible assets may not be recoverable, the Company performs a test for recoverability whereby estimated undiscounted cash flows are compared to the carrying values of the assets. Should the estimated undiscounted cash flows exceed the carrying value, no impairments are recorded. If the undiscounted cash flows do not exceed the carrying values, an impairment is recorded based on the fair value of the asset.

Customer Relationships - The Company considers customer relationships to be finite-lived intangible assets, which are amortized over their estimated useful lives, and are recognized as the result of a business combination.

<u>Developed Technology</u> - Developed technology relates to the design and development of sports betting and casino gaming software and online gaming products acquired through the Company's acquisitions of the businesses within the North America Interactive and International Interactive segments. Developed technology is considered to be a finite-lived intangible asset, which are amortized over their estimated useful lives, which is generally between three to 10 years.

<u>Internally Developed Software</u> - Software that is developed for internal use is accounted for pursuant to ASC 350-40, *Intangibles, Goodwill and Other - Internal-Use Software*. Qualifying costs incurred to develop internal-use software are capitalized when (i) the preliminary project stage is completed, (ii) management has authorized further funding for the completion of the project and (iii) it is probable that the project will be completed and perform as intended. These capitalized costs include compensation for employees who develop internal-use software and external costs related to development of internal use software. Capitalization of these costs ceases once the project is substantially complete and the software is ready for its intended purpose. Once placed into service, internally developed software is amortized on a straight-line basis over its estimated useful life, which is generally five years. All other expenditures, including those incurred in order to maintain an intangible asset's current level of performance, are expensed as incurred.

<u>Gaming Licenses and Trade Names</u> - Certain gaming licenses and trade names classified as finite-lived are amortized over their estimated useful lives. The Company also has certain gaming licenses, including its VLT licenses, and trade names, which are considered to be indefinite lived based on future expectations of operating its gaming properties indefinitely, continuing to brand its corporate name and certain properties under the Bally's trade name indefinitely and continuing to indefinitely brand its online casino offerings within the International Interactive segment with the trade names acquired through the Gamesys acquisition. Intangible assets not subject to amortization are reviewed for impairment annually as of October 1 and between annual test dates whenever events or changes in circumstances may indicate that the carrying amount of the related asset may not be recoverable.

Refer to Note 10 "Goodwill and Intangible Assets" for further information.

Long-lived Assets

The Company reviews its long-lived assets, other than goodwill and intangible assets not subject to amortization, for indicators of impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If an asset is still under development, the analysis includes the remaining construction costs. If the carrying value of the asset exceeds the expected undiscounted future cash flows generated by the asset, the asset is written down to its estimated fair value and an impairment loss is recognized.

Debt Issuance Costs and Debt Discounts

Debt issuance costs and debt discounts incurred by the Company in connection with obtaining and amending financing have been included as a component of the carrying amount of debt in the consolidated balance sheets. Debt issuance costs and debt discounts are amortized over the contractual term of the debt to interest expense. Debt issuance costs of the revolving credit facility are amortized on a straight-line basis, while all other debt issuance costs and debt discounts are amortized using the effective interest method. Amortization of debt issuance costs and debt discounts included in interest expense was $10.9 million, $7.6 million and $4.6 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Self-Insurance Reserves

The Company is self-insured for employee medical insurance coverage, general liability and workers' compensation up to certain stop-loss amounts. Self-insurance liabilities are estimated based on the Company's claims experience using actuarial methods to estimate the future cost of claims and related expenses that have been reported but not settled and that have been incurred but not yet reported. The self-insurance liabilities are included in "Accrued liabilities" in the consolidated balance sheets and were $16.2 million and $10.8 million as of December 31, 2022 and 2021, respectively.

Share-Based Compensation

The Company accounts for its share-based compensation in accordance with ASC 718, *Compensation - Stock Compensation* ("ASC 718"). The Company has two share-based employee compensation plans, which are described more fully in Note 16 "Equity Plans." Share-based compensation consists of stock options, time-based restricted stock units ("RSUs"), restricted stock awards ("RSAs") and performance-based restricted stock units ("PSUs"). The grant date closing price per share of the Company's stock is used to estimate the fair value of RSUs and RSAs. Stock options are granted at exercise prices equal to the fair market value of the Company's stock at the dates of grant. The Company recognizes share-based compensation expense on a straight-line basis over the requisite service period of the individual grants. The Company's Chief Executive Officer and certain of its other executive officers or members of senior management have been granted PSUs which vest, when and if earned, in accordance with the terms of the related PSU award agreements. The Company recognizes share-based compensation expense based on the target number of shares of common stock that may be earned pursuant to the award and the Company's stock price on the date of grant and subsequently adjusts expense based on actual and forecasted performance compared to planned targets. Forfeitures are recognized as reductions to share-based compensation when they occur.

Warrant/Option Liabilities

The Company accounts for Penny Warrants and Options issued to Sinclair under the Sinclair Agreement in accordance with ASC 815-40, *Contracts in an Entity's Own Equity*. The Penny Warrants and Options are classified in equity because they are indexed to the Company's own stock and meet all conditions for equity classification. The Performance Warrants are accounted for as a derivative liability in accordance with ASC 815, *Derivatives and Hedging* ("ASC 815") because the underlying performance metrics represent an adjustment to the settlement amount that is not indexed to the Company's own stock and thus equity classification is precluded under ASC 815. The Performance Warrants are marked to market each reporting period, with changes in fair value recorded in "Other non-operating expenses, net" in the consolidated statements of operations. Refer to Note 13 "Sinclair Agreement" for further information.

Sequencing Policy

Under ASC 815-40-35, the Company has adopted a sequencing policy to determine equity or asset/liability classification for contracts involving the Company's own equity that require cash settlement if sufficient shares are not available to settle the contracts in equity. Under this policy, the Company has elected to allocate available shares to contracts based on the order in which they become exercisable.

Revenue

The Company accounts for revenue earned from contracts with customers under ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). The Company generates revenue from four principal sources: gaming (which includes retail gaming, online gaming, sports betting and racing), hotel, food, beverage, retail entertainment and other. Refer to Note 5 "Revenue Recognition" for further information.

Gaming Expenses

Gaming expenses include, among other things, payroll costs and expenses associated with the operation of VLTs, slots and table games, including gaming taxes payable to jurisdictions in which the Company operates outside of Rhode Island and Delaware, and marketing costs directly associated with the Company's iGaming products and services. These marketing expenses are included within Gaming expenses in the consolidated statements of operations for the years ended December 31, 2022 and 2021 and were $174.7 million and $60.8 million, respectively. There were no such marketing expenses included within Gaming expenses for the year ended December 31, 2020. Gaming expenses also include racing expenses comprised of payroll costs, off track betting ("OTB") commissions and other expenses associated with the operation of live racing and simulcasting.

Advertising Expenses

The Company expenses advertising costs as incurred. For the years ended December 31, 2022, 2021 and 2020, advertising expense was $26.8 million, $7.5 million and $4.5 million, respectively, and are included in "General and administrative" on the consolidated statements of operations.

Expansion and Pre-opening Expenses

Expansion and pre-opening expenses are charged to expense as incurred. The Company defines pre-opening expenses as costs incurred before the property commences commercial operations and defines expansion expenses as costs incurred in connection with the opening of a new facility or significant expansion of an existing property. Costs classified as expansion and pre-opening costs consist primarily of marketing, master planning, conceptual design fees and legal and professional fees that are not eligible for capitalization and are included in "General and administrative" on the consolidated statements of operations. Pre-opening expenses for the years ended December 31, 2022, 2021 and 2020 was $0.7 million, $1.8 million and $0.9 million, respectively. There were no expansion expenses during the years ended December 31, 2022, 2021 and 2020.

Interest Expense, Net

Interest expense, net is comprised of interest costs for the Company's debt and amortization of debt issuance costs and debt discounts, net of interest income and amounts capitalized for construction projects.

Income Taxes

The Company prepares its income tax provision in accordance with ASC 740, *Income Taxes*. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that the rate change is enacted. A valuation allowance is required when it is "more likely than not" that all or a portion of the deferred taxes will not be realized. The consolidated financial statements reflect expected future tax consequences of uncertain tax positions presuming the taxing authorities' full knowledge of the position and all relevant facts.

Earnings (Loss) Per Share

Basic earnings (loss) per common share is calculated in accordance with ASC 260, *Earnings Per Share*, which requires entities that have issued securities other than common stock that participate in dividends with common stock ("participating securities") to apply the two-class method to compute basic earnings (loss) per common share. The two-class method is an earnings allocation method under which basic earnings (loss) per common share is calculated for each class of common stock and participating security as if all such earnings had been distributed during the period. To calculate basic earnings (loss) per share, the earnings allocated to common shares is divided by the weighted average number of common shares outstanding, contingently issuable warrants and RSUs, RSAs and PSUs for which no future service is required as a condition to the delivery of the underlying common stock (collectively, basic shares).

Foreign Currency

The Company's functional currency is the US Dollar ("USD"). Foreign subsidiaries with a functional currency other than USD translate assets and liabilities at current exchange rates at the end of the reporting periods, while income and expense accounts are translated at average exchange rates for the respective periods. Translation adjustments resulting from this process are recorded to other comprehensive income (loss). Gains or losses from foreign currency remeasurements that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in "Other non-operating expenses, net" on the consolidated statements of operations.

Comprehensive (Loss) Income

Comprehensive (loss) income includes changes in equity that result from transactions and economic events from non-owner sources. Comprehensive (loss) income consists of net (loss) income, changes in defined benefit pension plan, net of tax and foreign currency translation adjustments.

Treasury Stock

The Company records the repurchase of shares of common stock at cost based on the settlement date of the transaction. These shares are classified as treasury stock, which is a reduction to stockholders' equity. Treasury stock is included in authorized and issued shares but excluded from outstanding shares.

Business Combinations

The Company accounts for its acquisitions in accordance with ASC 805, *Business Combinations*. The Company initially allocates the purchase price of an acquisition to the assets acquired and liabilities assumed based on their estimated fair values, with any excess of consideration transferred recorded as goodwill. If the estimated fair value of net assets acquired and liabilities assumed exceeds the purchase price, the Company records a gain on bargain purchase in earnings in the period of acquisition. The results of operations of acquisitions are included in the consolidated financial statements from their respective dates of acquisition. Costs incurred to complete the business combination such as investment banking, legal and other professional fees are not considered part of consideration and are charged to general and administrative expense as they are incurred.

Segments

Operating segments are identified as components of an enterprise that engage in business activities from which it recognizes revenues and expenses, and for which discrete financial information is available and regularly reviewed by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance.

Statement of Cash Flows

The Company has presented the consolidated statements of cash flows using the indirect method, which involves the reconciliation of net income to net cash flow from operating activities.

Fair Value Measurements

Fair value is determined using the principles of ASC 820, *Fair Value Measurement*. Fair value is described as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritizes and defines the inputs to valuation techniques as follows:

- Level 1: Observable quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2: Inputs are observable for the asset or liability either directly or through corroboration with observable market data.
- Level 3: Unobservable inputs.

The inputs used to measure the fair value of an asset or a liability are categorized within levels of the fair value hierarchy. The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the measurement.

3.   **CONSOLIDATED FINANCIAL INFORMATION**

General and Administrative Expenses

Amounts included in General and administrative for the years ended December 31, 2022, 2021 and 2020 were as follows:

(in thousands)	Year Ended December 31,		
	2022	**2021**	**2020**
Advertising, general and administrative	$ 776,226	$ 496,658	$ 192,751
Acquisition costs	49,480	71,288	13,257
Gain on sale-leaseback, net	(50,766)	(53,425)	—
Contract termination	—	30,000	—
Total general and administrative	$ 774,940	$ 544,521	$ 206,008

Other Non-Operating Expenses

Amounts included in Other non-operating expenses for the years ended December 31, 2022, 2021 and 2020 were as follows:

	Year Ended December 31,		
(in thousands)	**2022**	**2021**	**2020**
Change in value of naming rights liabilities	$ 32,577	$ 17,029	$ (57,660)
(Adjustment) gain on bargain purchases	(107)	22,841	63,871
Loss on extinguishment of debt	—	(103,007)	—
Foreign exchange gain (loss)	516	(33,461)	—
Other, net	13,706	2,066	—
Total other non-operating expenses, net	$ 46,692	$ (94,532)	$ 6,211

4.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In October 2021, the Financial Accounting Standards Board issued Accounting Standards Update No. 2021-08, *Business Combinations (Topic 805) - Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*. The amendments in this update address diversity in practice and inconsistency related to recognition of an acquired contract liability and the effect of payment terms on subsequent revenue recognition for the acquirer. This update is effective for fiscal years beginning after December 15, 2022 and interim periods within those fiscal years, with early adoption permitted. The Company is currently in the process of evaluating the impact of this amendment on its consolidated financial statements.

In December 2022, the Financial Accounting Standards Board issued Accounting Standards Update No. 2022-06, *Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848*. The amendments in this update defer the sunset date of Topic 848, which applies to entities which have transactions that reference LIBOR or other reference rates which are expected to be discontinued due to reference rate reform, until December 31, 2024. The Company is currently in the process of evaluating the impact of this amendment on its consolidated financial statements.

5 .   REVENUE RECOGNITION

The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers*, which requires companies to recognize revenue in a way that depicts the transfer of promised goods or services. In addition, the standard requires more detailed disclosures to enable readers of the financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The Company generates revenue from four principal sources: (1) gaming (which includes retail gaming, online gaming, sports betting and racing), (2) hotel, (3) food and beverage and (4) retail, entertainment and other.

The Company determines revenue recognition through the following steps:
- Identify the contract, or contracts, with the customer;
- Identify the performance obligations in the contract;
- Determine the transaction price;
- Allocate the transaction price to performance obligations in the contract; and
- Recognize revenue when or as the Company satisfies performance obligations by transferring the promised goods or services

The Company is currently engaged in gaming services, which include retail, online, sports betting and racing. Additional services include hotel, food, beverage, retail, entertainment and other. The amount of revenue recognized by the Company is measured at the transaction price or the amount of consideration that the Company expects to receive through satisfaction of the identified performance obligations.

Retail gaming, online gaming and sports betting revenue, each as described below, contain two performance obligations. Retail gaming transactions have an obligation to honor the outcome of a wager and to pay out an amount equal to the stated odds, including the return of the initial wager, if the customer receives a winning hand. These elements of honoring the outcome of the hand of play and generating a payout are considered one performance obligation. Online gaming and sports betting represent a single performance obligation for the Company to operate contests or games and award prizes or payouts to users based on results of the arrangement. Revenue is recognized at the conclusion of each contest, wager or wagering game hand. Incentives can be used across online gaming products. The Company allocates a portion of the transaction price to certain customer incentives that create material future customer rights and are a separate performance obligation. In addition, in the event of a multi-stage contest, the Company will allocate transaction price ratably from contest start to the contest's final stage. Racing revenue is earned through advance deposit wagering which consists of patrons wagering through an advance deposit account. Each wagering contract contains a single performance obligation.

The transaction price for a gaming wagering contract is the difference between gaming wins and losses, not the total amount wagered. The transaction price for racing operations, inclusive of live racing events conducted at the Company's racing facilities, is the commission received from the pari-mutuel pool less contractual fees and obligations primarily consisting of purse funding requirements, simulcasting fees, tote fees and certain pari-mutuel taxes that are directly related to the racing operations. The transaction price for hotel, food, beverage, retail, entertainment and other is the net amount collected from the customer for such goods and services. Hotel, food, beverage, retail, entertainment and other services have been determined to be separate, stand-alone performance obligations and revenue is recognized as the good or service is transferred at the point in time of the transaction.

The following contains a description of each of the Company's revenue streams:

Gaming Revenue

Retail Gaming

The Company recognizes retail gaming revenue as the net win from gaming activities, which is the difference between gaming inflows and outflows, not the total amount wagered. Progressive jackpots are estimated and recognized as revenue at the time the obligation to pay the jackpot is established. Gaming revenues are recognized net of certain cash and free play incentives.

Gaming services contracts have two performance obligations for those customers earning incentives under the Company's player loyalty programs and a single performance obligation for customers who do not participate in the programs. The Company applies a practical expedient to account for its gaming contracts on a portfolio basis as such wagers have similar characteristics and the Company reasonably expects the impact on the consolidated financial statements of applying the revenue recognition guidance to the portfolio would not differ materially from the application of an individual wagering contract. For purposes of allocating the transaction price in a wagering contract between the wagering performance obligation and the obligation associated with incentives earned under loyalty programs, the Company allocates an amount to the loyalty program contract liability based on the stand-alone selling price of the incentive earned for a hotel room stay, food and beverage or other amenity. The performance obligation related to loyalty program incentives are deferred and recognized as revenue upon redemption by the customer. The amount associated with gaming wagers is recognized at the point the wager occurs, as it is settled immediately.

Gaming revenue includes the share of VLT revenue for Bally's Twin River and Bally's Tiverton, in each case, as determined by each property's respective master VLT contracts with the State of Rhode Island. Bally's Twin River is entitled to a 28.85% share of VLT revenue on the initial 3,002 units and a 26.00% share on VLT revenue generated from units in excess of 3,002 units. Beginning July 1, 2021, Bally's Twin River is entitled to an additional 7.00% share of revenue on VLTs owned by the Company. Bally's Tiverton is entitled to receive a percentage of VLT revenue that is equivalent to the percentage received by Bally's Twin River. Gaming revenue also includes Bally's Twin River's and Bally's Tiverton's share of table games revenue. Bally's Twin River and Bally's Tiverton each were entitled to an 83.5% share of table games revenue generated as of December 31, 2022 and 2021. Revenue is recognized when the wager is settled, which is when the customer has received the benefits of the Company's gaming services and the Company has a present right to payment. The Company records revenue from its Rhode Island operations on a net basis which is the percentage share of VLT and table games revenue received as the Company acts as an agent in operating the gaming services on behalf of the State of Rhode Island.

Gaming revenue also includes Bally's Dover's share of revenue as determined under the Delaware State Lottery Code from the date of its acquisition. Bally's Dover is authorized to conduct video lottery, sports wagering, table game and internet gaming operations as one of three "Licensed Agents" under the Delaware State Lottery Code. Licensing, administration and control of gaming operations in Delaware is under the Delaware State Lottery Office and Delaware's Department of Safety and Homeland Security, Division of Gaming Enforcement. As of December 31, 2022 and 2021, Bally's Dover was entitled to an approximate 42% share of VLT revenue and 80% share of table games revenue. Revenue is recognized when the wager is complete, which is when the customer has received the benefits of the Company's gaming services and the Company has a present right to payment. The Company records revenue from its Delaware operations on a net basis, which is the percentage share of VLT and table games revenue received, as the Company acts as an agent in operating the gaming services on behalf of the State of Delaware.

Gaming revenue includes casino revenue of the Company's other properties which is the aggregate net difference between gaming wins and losses, with deferred revenue recognized for prepaid deposits by customers prior to play, for chips outstanding and "ticket-in, ticket-out" coupons in the customers' possession, and for accruals related to the anticipated payout of progressive jackpots. Progressive slot machines, which contain base jackpots that increase at a progressive rate based on the number of credits played, are charged to revenue as the amount of the progressive jackpots increase.

Online gaming

Online gaming refers to digital versions of wagering games available in land-based casinos, such as blackjack, roulette and slot machines. For these offerings, the Company operates similarly to land-based casinos, generating revenue from player wagers net of payouts and incentives awarded to players.

Online gaming revenue includes the online bingo and casino revenue of Gamesys since the date of acquisition, beginning October 1, 2021. The revenue is earned from operating online bingo and casino websites, which consists of the difference between total amounts wagered by players less winnings payable to players, bonuses allocated and jackpot contributions. Online gaming revenue is recognized at the point in time when the player completes a gaming session and payout occurs. There is no significant degree of uncertainty involved in quantifying the amount of gaming revenue earned, including bonuses, jackpot contributions and loyalty points. Bonuses, jackpot contributions and loyalty points are measured at fair value at each reporting date.

Sports betting

Sports betting involves a player wagering money on an outcome or series of outcomes. If a player wins the wager, the Company pays the player a pre-determined amount known as fixed odds. Sports betting revenue is generated through built-in theoretical margins in each sports wagering opportunity offered to players. Revenue is recognized as total wagers net of payouts made and incentives awarded to players.

The Company has entered into several multi-year agreements with third-party operators for online sports betting and iGaming market access in several jurisdictions from which the Company has received or expects to receive one-time, up front market access fees in cash or equity securities (specific to one operator agreement) and certain other fees in cash generally based on a percentage of the gross gaming revenue generated by the operator, with certain annual minimum guarantees due to the Company. The one-time market access fees received have been recorded as deferred revenue and will be recognized as gaming revenue ratably over the respective contract terms, beginning with the commencement of operations of each respective agreement. The Company recognized commissions in certain states from online sports betting and iGaming which are included in gaming revenue for the year ended December 31, 2022 and 2021. Deferred revenue associated with third-party operators for online sports betting and iGaming market access was $4.1 million and $6.8 million as of December 31, 2022 and 2021, respectively, and is included in "Accrued liabilities" and "Other long-term liabilities" in the consolidated balance sheets.

All other revenues, including market access and B2B service revenue generated by the North America Interactive and International Interactive reportable segments, are recognized at the time the goods are sold or the service is provided.

Racing

Racing revenue includes Bally's Twin River's, Bally's Tiverton's, Bally's Arapahoe Park's and Bally's Dover's share of wagering from live racing and the import of simulcast signals. Racing revenue is recognized upon completion of the wager based upon an established take-out percentage. The Company functions as an agent to the pari-mutuel pool. Therefore, fees and obligations related to the Company's share of purse funding, simulcasting fees, tote fees, pari-mutuel taxes, and other fees directly related to the Company's racing operations are reported on a net basis and included as a reduction to racing revenue.

Non-gaming Revenue

Non-gaming revenue consists of hotel, food, beverage, retail, entertainment and other revenue. Hotel revenue is recognized at the time of occupancy, which is when the customer obtains control through occupancy of the room. Advance deposits for hotel rooms are recorded as liabilities until revenue recognition criteria are met. Food, beverage, and retail revenues are recognized at the time the goods are sold from Company-operated outlets. The estimated standalone selling price of hotel rooms is determined based on observable prices. The standalone selling price of food, beverage, retail, entertainment and other goods and services are determined based upon the actual retail prices charged to customers for those items. Cancellation fees for hotel and meeting space services are recognized upon cancellation by the customer and are included in Non-gaming revenue within our consolidated statements of operations.

The estimated retail value related to goods and services provided to guests without charge or upon redemption under the Company's player loyalty programs included in departmental revenues, and therefore reducing gaming revenues, are as follows for the years ended December 31, 2022, 2021 and 2020:

	Years Ended December 31,		
(in thousands)	**2022**	**2021**	**2020**
Hotel	$ 87,540	$ 55,782	$ 15,099
Food and beverage	70,476	61,038	18,548
Retail, entertainment and other	10,195	7,556	3,031
	$ 168,211	$ 124,376	$ 36,678

Sales tax and other taxes collected on behalf of governmental authorities are accounted for on a net basis and are not included in revenue or operating expenses.

The following table provides a disaggregation of total revenue by segment (in thousands):

Years Ended December 31,	Casinos & Resorts	North America Interactive	International Interactive	Total
2022				
Gaming	$ 907,431	$ 38,759	$ 899,934	$ 1,846,124
Non-gaming:				
Hotel	153,750	—	—	153,750
Food and beverage	115,322	—	—	115,322
Retail, entertainment and other	51,060	42,941	46,508	140,509
Total non-gaming revenue	320,132	42,941	46,508	409,581
Total revenue	$ 1,227,563	$ 81,700	$ 946,442	$ 2,255,705
2021				
Gaming	$ 803,940	$ 10,442	$ 239,110	$ 1,053,492
Non-gaming:				
Hotel	95,356	—	—	95,356
Food and beverage	92,906	—	—	92,906
Retail, entertainment and other	40,626	27,910	12,153	80,689
Total non-gaming revenue	228,888	27,910	12,153	268,951
Total revenue	$ 1,032,828	$ 38,352	$ 251,263	$ 1,322,443
2020				
Gaming	$ 298,070	$ —	$ —	$ 298,070
Non-gaming:				
Hotel	24,742	—	—	24,742
Food and beverage	32,132	—	—	32,132
Retail, entertainment and other	17,848	—	—	17,848
Total non-gaming revenue	74,722	—	—	74,722
Total revenue	$ 372,792	$ —	$ —	$ 372,792

BALLY'S CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue included in operations from Tropicana Las Vegas from the date of acquisition, September 26, 2022, of $24.1 million is reported in the Casinos & Resorts segment. Refer to Note 6 "Business Combinations" for revenue included in operations from recent acquisitions.

Contract Assets and Contract Related Liabilities

The Company's receivables related to contracts with customers are primarily comprised of marker balances and other amounts due from gaming activities, amounts due for hotel stays and amounts due from tracks and OTB locations. The Company's receivables related to contracts with customers were $44.0 million and $35.5 million as of December 31, 2022 and 2021, respectively.

The Company has the following liabilities related to contracts with customers: liabilities for loyalty programs, advance deposits made for goods and services yet to be provided and unpaid wagers. All of the contract liabilities are short-term in nature and are included in "Accrued liabilities" in the consolidated balance sheet.

Loyalty program incentives earned by customers are typically redeemed within one year from when they are earned and expire if a customer's account is inactive for more than 12 months; therefore, the majority of these incentives outstanding at the end of a period will either be redeemed or expire within the next 12 months.

Advance deposits are typically for future banquet events, hotel room reservations and interactive player deposits. The banquet and hotel reservation deposits are usually received weeks or months in advance of the event or hotel stay. The Company holds restricted cash for interactive player deposits and records a corresponding withdrawal liability.

Unpaid wagers include the Company's outstanding chip liability and unpaid slot, pari-mutuel tickets and sports betting tickets.

Liabilities related to contracts with customers as of December 31, 2022 and 2021 were as follows:

| | December 31, | |
	2022	2021
Loyalty programs	$ 20,264	$ 19,371
Advanced deposits from customers	27,956	33,062
Unpaid wagers	14,038	11,440
Total	$ 62,258	$ 63,873

The Company recognized $31.0 million, $20.1 million and $5.5 million of revenue related to loyalty program redemptions for the years ended December 31, 2022, 2021 and 2020, respectively.

6. BUSINESS COMBINATIONS

Casinos & Resorts Acquisitions

Tropicana Las Vegas - On September 26, 2022, the Company completed its acquisition of Tropicana Las Vegas. The total purchase price was $148.1 million. Cash paid by the Company at closing net of $1.8 million cash acquired, was $146.3 million, excluding transaction costs. In connection with the acquisition of Tropicana Las Vegas, the Company entered into a lease arrangement with GLPI to lease the land underlying the Tropicana Las Vegas property for an initial term of 50 years at annual rent of $10.5 million.

Bally's Quad Cities - On June 14, 2021, the Company completed its acquisition of Bally's Quad Cities. Pursuant to the terms of the Equity Purchase Agreement, the Company acquired all of the outstanding equity securities of The Rock Island Boatworks, Inc., for a purchase price of $118.9 million in cash. Cash paid by the Company, net of $2.9 million cash acquired and the $4.0 million deposit paid in the third quarter of 2020, was $112.0 million, excluding transaction costs.

Bally's Evansville - On June 3, 2021, the Company completed its acquisition of Bally's Evansville. The total purchase price was $139.7 million. Cash paid by the Company at closing, net of $9.4 million cash acquired, was $130.4 million, excluding transaction costs. In connection with the acquisition of the Bally's Evansville casino operations, the Company entered into a sale-leaseback arrangement with an affiliate of GLPI for the Bally's Dover property. Refer to Note 15 "Leases" for further information.

Bally's Lake Tahoe - On April 6, 2021, the Company completed its acquisition of Bally's Lake Tahoe for $14.2 million. The deferred purchase price is included within "Accrued liabilities" of the consolidated balance sheet as of December 31, 2021 and was paid in April 2022.

Bally's Shreveport - On December 23, 2020, the Company completed its acquisition of Bally's Shreveport for total cash consideration of approximately $137.2 million. Cash paid by the Company was $133.1 million, net cash acquired and a net working capital adjustment, excluding transaction costs.

Bally's Atlantic City - On November 18, 2020, the Company completed its acquisition of Bally's Atlantic City. The Company paid cash of approximately $24.7 million, or $16.1 million net of cash acquired, excluding transaction costs.

Bally's Kansas City and Bally's Vicksburg - On July 1, 2020, the Company completed its acquisition Bally's Kansas City and Bally's Vicksburg for total cash consideration of approximately $229.9 million, or $225.5 million net of cash acquired, excluding transaction costs.

Bally's Black Hawk - On January 23, 2020, the Company acquired three casino properties located in Black Hawk, Colorado for total cash consideration of $53.8 million, or $50.5 million net of cash acquired, excluding transaction costs.

The following table summarizes the consideration paid and the fair values of the assets acquired and liabilities assumed in connection with the Casinos & Resorts acquisitions as of December 31, 2022:

Acquired during the year ended December 31,	2022	2021	2021	2021	2020	2020	2020
(in thousands)	Tropicana Las Vegas	Bally's Quad Cities	Bally's Evansville	Bally's Lake Tahoe	Bally's Shreveport	Bally's Atlantic City	Bally's Kansas City and Bally's Vicksburg
	Preliminary[8]	Final[9]	Final[9]	Final[9]	Final[9]	Final[9]	Final[9]
Total current assets	$ 8,141	$ 6,717	$ 12,031	$ 4,683	$ 7,616	$ 11,896	$ 5,538
Property and equipment, net	136,116	73,135	12,325	6,361	125,822	40,898	60,865
Right of use assets, net	164,884	—	285,772	57,017	9,260	—	10,315
Intangible assets, net[1] to [7]	5,140	31,180	154,210	5,430	58,140	1,120	138,160
Other assets	766	—	468	—	403	—	117
Goodwill	8,590	13,308	—	—	—	—	54,276
Total current liabilities	(10,268)	(5,412)	(10,927)	(3,546)	(6,059)	(11,114)	(4,762)
Lease liabilities	(164,884)	—	(285,772)	(52,927)	(14,540)	—	(34,452)
Other long-term liabilities	(395)	—	(7,543)	(904)	(12,137)	(11,132)	(194)
Net assets acquired	148,090	118,928	160,564	16,114	168,505	31,668	229,863
Bargain purchase gain	—	—	(20,856)	(1,942)	(31,315)	(32,595)	—
Total purchase price	$ 148,090	$ 118,928	$ 139,708	$ 14,172	$ 137,190	$ (927)	$ 229,863

(1) Tropicana Las Vegas intangible assets include rated player relationships, a trade name and pre-bookings of $2.6 million, $1.7 million and $0.8 million, respectively, which are being amortized on a straight-line basis over their estimated useful lives of approximately 9 years, 3 years and 2 years, respectively.
(2) Bally's Quad Cities' intangible assets include gaming licenses of $30.3 million with an indefinite life, as well as rated player relationships and a trade name of $0.7 million and $0.2 million, respectively, which are being amortized on a straight-line basis over their estimated useful lives of approximately nine years and four months, respectively.
(3) Bally's Evansville's intangible assets include gaming licenses of $153.6 million with an indefinite life and rated player relationships of $0.6 million which are being amortized on a straight-line basis over an estimated useful life of approximately eight years.
(4) Bally's Lake Tahoe's intangible assets include gaming licenses of $5.2 million with an indefinite life and a trade name of $0.2 million, which are being amortized on a straight-line basis over its estimated useful life of approximately six months.
(5) Bally's Shreveport intangible assets include gaming licenses of $57.7 million with an indefinite life and rated player relationships of $0.4 million which is being amortized on a straight-line basis over an estimated useful life of eight years.
(6) Bally's Atlantic City intangible assets include rated player relationships of $0.9 million and hotel and conference pre-bookings of $0.2 million, which are being amortized over useful lives of eight years and three years, respectively.
(7) Bally's Kansas City and Bally's Vicksburg intangible assets include gaming licenses of $137.3 million with an indefinite life and rated player relationships of $0.9 million, which are being amortized on a straight-line basis over estimated useful lives of approximately eight years.
(8) The Company recorded adjustments to the preliminary purchase price allocation during the year ended December 31, 2022 which decreased other current assets by $2.5 million, increased total current liabilities by $1.5 million, increased lease liabilities by $0.7 million, and increased right of use assets, net by $0.5 million, with the offset increasing goodwill by $4.2 million.
(9) The Company recorded immaterial adjustments to purchase price allocations for 2021 acquisitions during the year ended December 31, 2022. The Company finalized purchase price allocations for 2020 acquisitions during the year ended December 31, 2021.

Goodwill recognized is deductible for local tax purposes and has been assigned as of the acquisition date to the Company's Casinos & Resorts reportable segment, which includes the reporting unit expected to benefit from the synergies of the acquisition. Qualitative factors that contribute to the recognition of goodwill include an organized workforce and expected synergies from integrating the property into the Company's casino portfolio and future development of its omni-channel strategy.

During the year ended December 31, 2021, the Company recorded bargain purchase gains related to Bally's Evansville and Bally's Lake Tahoe of $20.9 million and $2.0 million, respectively. During the year ended December 31, 2022, based on the final purchase price allocation for Bally's Lake Tahoe, an adjustment of $0.1 million was recorded reducing the bargain purchase gain to $1.9 million. During the year ended December 31, 2020, the Company recorded bargain purchase gains related to Bally's Shreveport and Bally's Atlantic City of $31.3 million and $32.6 million. The Company believes it was able to acquire Bally's Evansville, Bally's Lake Tahoe and Bally's Shreveport for less than fair value as a result of a distressed sale prior to Eldorado's merger with Caesars, coupled with the timing of the agreement to purchase which was in the middle of COVID-19 related shutdowns of casinos in the US. The Company believes that it was able to acquire the net assets of Bally's Atlantic City for less than fair value as a result of a capital expenditure requirement imposed on the Company by the New Jersey Casino Control Commission, which would have been imposed on the seller had they not divested the property.

The Company incurred $4.0 million and $10.4 million of acquisition costs related to the above Casino & Resorts acquisitions during the years ended December 31, 2022 and 2021, respectively. These costs are included within "General and administrative" of the consolidated statement of operations.

North America Interactive Acquisitions

During 2021, the Company completed six acquisitions within its North America Interactive segment for an aggregate net investment of $400.3 million. The Company paid cash $128.8 million, net of cash acquired. Total non-cash consideration was $255.7 million, which included $58.7 million of the fair value of contingent consideration representing the issuance of Company shares if certain post-closing performance targets are met and contingent penny warrants to purchase additional Company common shares based on future operations in certain jurisdictions.

In connection with one of the North America Interactive acquisitions, the Company recorded a 15.84% non-controlling interest representing shares convertible into shares of Bally's common stock based on a fixed exchange ratio share-settlement feature, valued using the Company's common stock price, classified as permanent equity. During the year ended December 31, 2022, certain selling shareholders exercised their right to convert to Bally's common stock reducing the non-controlling interest. Earnings attributable to the non-controlling interest are not material for the years ended December 31, 2022 and 2021.

The following table summarizes the consideration paid and the fair values of the assets acquired and liabilities assumed in connection with the North America Interactive Acquisitions:

(in thousands)	**Final**[2]
Cash and cash equivalents	$ 8,689
Accounts receivable, net	4,498
Prepaid expenses and other current assets	3,104
Property and equipment, net	596
Intangible assets, net[1]	167,075
Goodwill	250,730
Total current liabilities	(14,787)
Deferred tax liability	(15,811)
Acquired non-controlling interest	(3,760)
Net investment in North America Interactive Acquisitions	$ 400,334

---

(1) Include customer relationships of $41.5 million, which are being amortized over estimated useful lives between three and ten years, developed software of $122.4 million, which is being amortized over estimated useful lives between three and ten years, and trade names of $3.1 million, which are being amortized over estimated useful lives between 10 and 15 years.

(2) The Company recorded immaterial adjustments to the purchase price allocation during the year ended December 31, 2022.

Total goodwill recorded in connection with the North America Interactive Acquisitions was $250.7 million, of which $102.9 million is deductible for local tax purposes. Qualitative factors that contribute to the recognition of goodwill include certain intangible assets that are not recognized as separate identifiable intangible assets apart from goodwill, which consist primarily of benefits from acquiring a talented technology workforce and management team experienced in the online gaming industry, and securing buyer-specific synergies expected to contribute to the Company's omni-channel strategy which are expected to increase revenue and profits within the Company's North America Interactive reportable segment. The goodwill of the North America Interactive Acquisitions has been assigned, as of the acquisition date, to the Company's North America Interactive reportable segment.

The Company incurred $3.9 million and $5.3 million of transaction costs related to the North America Interactive Acquisitions in the years ended December 31, 2022 and 2021, respectively. These costs are included within "General and administrative" of the consolidated statement of operations.

Gamesys Acquisition

On October 1, 2021, the Company completed the acquisition of Gamesys. Total consideration was $2.60 billion, which consisted of $2.08 billion paid in cash and 9,773,537 shares of Bally's common stock. Cash paid by the Company at closing, net of cash received of $183.3 million and a $10.3 million post-acquisition expense, explained below, was $1.90 billion, excluding transaction costs. During the year ended December 31, 2022, the Company incurred $6.3 million of transaction costs related to the acquisition of Gamesys compared to $43.5 million during the year ended December 31, 2021. These costs are included within "General and administrative" expense in the consolidated statement of operations.

Certain unvested and outstanding equity options held by Gamesys employees were discretionarily accelerated and vested by the Gamesys Board of Directors, requiring allocation of the fair value of post-acquisition service to purchase consideration, with the remainder allocated to non-recurring post-acquisition expense. The fair value of $36.4 million was attributed to pre-acquisition service and included in consideration transferred. In the fourth quarter of 2021, the fair value of $10.3 million, attributable to post-acquisition expense was recorded within "General and administrative" expense in the consolidated statements of operations.

The following table summarizes the consideration paid and the fair values of the assets acquired and liabilities assumed in connection with the acquisition of Gamesys as of October 1, 2021:

(in thousands)		Final[2]
Cash and cash equivalents and restricted cash	$	183,306
Accounts receivable, net		35,851
Prepaid expenses and other current assets		28,418
Property and equipment, net		15,230
Right of use assets, net		14,185
Goodwill		1,683,762
Intangible assets, net[1]		1,510,323
Other assets		17,668
Accounts payable		(47,881)
Accrued income taxes		(40,250)
Accrued liabilities		(180,237)
Long-term debt, net		(456,469)
Lease liabilities		(14,185)
Deferred tax liability		(143,924)
Other long-term liabilities		(6,680)
Total purchase price	$	2,599,117

---

(1) Intangible assets include customer relationships of $980.2 million and developed technology of $282.0 million, both of which are being amortized over seven years, and trade names of $247.1 million, which have indefinite lives.

(2) During the year ended December 31, 2022, the Company recorded adjustments to the purchase price allocation including a $0.5 million increase to prepaid expenses and other current assets, a $5.3 million increase to goodwill, a $2.7 million decrease to intangible assets, net and a $3.1 million increase to accrued liabilities.

Qualitative factors that contribute to the recognition of goodwill include certain intangible assets that are not recognized as separate identifiable intangible assets apart from goodwill, which consist primarily of benefits from acquiring a talented technology workforce and management team experienced in the online gaming industry. Goodwill associated with the Gamesys acquisition is assigned as of the acquisition date to the Company's International Interactive and North America Interactive reportable segments in the amounts of $1.65 billion and $33.3 million, respectively, which include the reporting units expected to benefit from the synergies arising from the acquisition. Goodwill recognized is not deductible for local tax purposes.

Revenue and net income included in operations from Gamesys reported in the Company's International Interactive and North America Interactive reportable segments for the year ended December 31, 2021 was $257.1 million and $18.2 million, respectively.

Supplemental Pro Forma Consolidated Information

The following unaudited pro forma consolidated financial information for the twelve months ended December 31, 2021 combines the results of the Company for the year ended December 31, 2021 and the unaudited results of Bally's Lake Tahoe, Bally's Evansville and Gamesys for each period subsequent to their respective acquisition dates through December 31, 2021. The following unaudited pro forma consolidated financial information for the twelve months ended December 31, 2020 combines the Company's historical results with pro forma amounts for Bally's Lake Tahoe, Bally's Evansville and Gamesys. The unaudited pro forma consolidated financial information assumes that the acquisitions of Bally's Lake Tahoe, Bally's Evansville and Gamesys had occurred as of January 1, 2020. The pro forma consolidated financial information has been calculated after applying the Company's accounting policies and includes adjustments related to the issuance of new debt and equity offerings as of January 1, 2020 as well as non-recurring adjustments for amortization of acquired intangible assets, compensation expense for share-based compensation arrangements that were cash settled in conjunction with the acquisitions, interest expense, transaction costs, together with the consequential tax effects. The revenue, earnings and pro forma effects of the Bally's Interactive Acquisitions and Bally's Quad Cities completed during the year ended December 31, 2021 and Tropicana Las Vegas in the third quarter of 2022 are not material to results of operations, individually or in the aggregate.

These unaudited pro forma financial results are presented for informational purposes only and do not purport to be indicative of the operating results of the Company that would have been achieved had the acquisitions actually taken place on January 1, 2020. In addition, these results are not intended to be a projection of future results and do not reflect events that may occur, including but not limited to revenue enhancements, cost savings or operating synergies that the combined Company may achieve as a result of the acquisitions.

(in thousands, except per share data)	Years Ended December 31,	
	2021	2020
Revenue	$ 2,221,870	$ 1,529,369
Net income (loss)	$ 46,048	$ (129,374)

The following unaudited pro forma consolidated financial information for the year ended December 31, 2020 combines the results of the Company for the year ended December 31, 2020 and the unaudited results of Bally's Kansas City, Bally's Vicksburg and Bally's Shreveport for each period subsequent to their respective acquisition dates through December 31, 2020. The following unaudited pro forma consolidated financial information for the twelve months ended December 31, 2020 combines the Company's historical results with pro forma amounts for Bally's Kansas City, Bally's Vicksburg and Bally's Shreveport . The unaudited pro forma consolidated financial information assumes that the acquisitions of Bally's Kansas City, Bally's Vicksburg and Bally's Shreveport had occurred as of January 1, 2019.

(in thousands, except per share data)	Year Ended December 31, 2020
Revenue	$ 465,685
Net loss	$ (7,450)

7 .   ASSETS AND LIABILITIES HELD FOR SALE

The Company applies a criteria that must be met before an asset is classified as held for sale, including that management, with the appropriate authority, commits to a plan to sell the asset at a reasonable price in relation to its fair value and is actively seeking a buyer. The Company recognizes assets held for sale at the lower of carrying value or fair market value less costs to sell, as estimated based on comparable asset sales, offers received, or a discounted cash flow model. The Company then compares the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows do not exceed the carrying value, then an impairment charge may be recorded for any difference between fair value and the carrying value.

As of December 31, 2022, one of the Company's North America Interactive businesses met the criteria to be classified as assets held for sale but did not qualify as discontinued operations as it did not represent a strategic shift having a major effect on the Company's operations and financial results.

The major classes of assets and liabilities classified as held for sale as of December 31, 2022 are as follows:

(in thousands)	December 31, 2022
Assets:	
Restricted cash, prepaid expenses and other current assets	$ 3,756
Goodwill	9,399
Intangible assets, net	4,022
Assets held for sale[(1)]	$ 17,177
Liabilities related to assets held for sale[(1)(2)]	$ 3,409

(1) All assets and liabilities held for sale were classified as current as it's probable the sale will be completed within one year.
(2) Liabilities related to assets held for sale were made up of accounts payable and accrued liabilities.

The revenues and net loss attributable to the business classified as held for sale were not significant for the year ended December 31, 2022.

8. PREPAID EXPENSES AND OTHER ASSETS

As of December 31, 2022 and 2021, prepaid expenses and other assets was comprised of the following:

	December 31,	
(in thousands)	2022	2021
Services and license agreements	$ 31,396	$ 21,496
Due from payment service providers	30,621	15,984
Purse funds	8,093	8,286
Prepaid marketing	8,042	10,066
Prepaid insurance	6,374	9,637
Sales tax	5,900	18,308
Other	10,291	20,686
Total prepaid expenses and other current assets	$ 100,717	$ 104,463

9. PROPERTY AND EQUIPMENT

As of December 31, 2022 and 2021, property and equipment, net was comprised of the following:

	December 31,	
(in thousands)	2022	2021
Land	$ 259,378	$ 75,328
Land improvements	31,197	34,704
Building and improvements	752,964	650,837
Equipment	246,340	182,006
Furniture and fixtures	63,753	47,258
Construction in process	116,181	53,715
Total property, plant and equipment	1,469,813	1,043,848
Less: Accumulated depreciation[(1)]	(267,711)	(205,197)
Property and equipment, net	$ 1,202,102	$ 838,651

(1) Depreciation expenses on property and equipment for the years ended December 31, 2022, 2021 and 2020 was $71.7 million, $53.7 million and $33.0 million, respectively.

10.   **GOODWILL AND INTANGIBLE ASSETS**

2022 Annual Impairment Assessment

As of October 1, 2022, the Company performed its annual impairment assessment of goodwill and long lived assets for all reporting units and asset groups. Each individual property within the Casinos and Resorts operating segment is determined to be its own reporting unit and asset group. The reporting units and asset groups for the North America Interactive and International Interactive operating segments are the operating segments. The estimated fair values of the reporting units were determined through a combination of discounted cash flow models and market-based approaches, which utilized Level 3 inputs.

For the North America Interactive reporting unit and asset group, primarily due to a decline in actual and projected revenues, the Company determined that it was more likely than not that the fair value of the reporting unit was less than its carrying value and therefore, a quantitative impairment analysis was performed. Based on this analysis, the Company recorded an aggregate $390.7 million non-cash impairment charge in its North America Interactive reporting unit. The Company allocated the loss first to intangible assets in the amount of $159.1 million and then the residual of $231.6 million to goodwill. One component of the North America Interactive reporting unit met the criteria to be classified as held for sale during the fourth quarter of 2022. Accordingly, the Company performed a relative fair value allocation of goodwill to this component. No further impairment was recorded upon classifying this component as held for sale as the fair value exceeded the carrying value as of December 31, 2022.

The Company performed a quantitative test of goodwill for the International Interactive reporting unit and determined that the fair value of the International Interactive reporting unit and asset group exceeded its carrying amount and thus, there was no impairment. If future results significantly vary from current estimates and related projections, the Company may be required to record impairment charges.

The Company recorded an impairment loss within the International Interactive segment of $73.3 million related to a long-standing indefinite lived trademark acquired as part of the Gamesys acquisition. This trademark is being de-emphasized for other newer brands in Asia and Rest of World, resulting in a decline in actual and projected revenues attributable to the trademark as compared to when the fair value was determined during the purchase price allocation of the Gamesys acquisition. The fair value of the trademark was determined using a relief from royalty method, which utilized Level 3 inputs. These charges are recorded within "Impairment charges" in the consolidated statement of operations.

For all reporting units within the Casinos and Resorts segment, the Company performed a qualitative analysis for the annual assessment of goodwill and indefinite lived intangible assets (commonly referred to as "Step Zero"). From a qualitative perspective, in evaluating whether it is more likely than not that the fair value of a reporting unit exceeds its carrying amount, relevant events and circumstances are taken into account, with greater weight assigned to events and circumstances that most affect the fair value or the carrying amounts of its assets. Items that were considered included, but were not limited to, the following: macroeconomic conditions, industry and market conditions and overall financial performance. After assessing these and other factors, the Company determined that it was more likely than not that the fair value of all reporting units within the Casinos and Resorts segment exceeded their carrying amounts as of October 1, 2022. If future results vary significantly from current estimates and related projections, the Company may be required to record impairment charges.

2021 Trade Name Impairment

During the second quarter of 2021, the Company committed to rebrand a majority of its casino portfolio with Bally's trade name. In connection with this rebranding initiative, the Company determined it should complete an interim quantitative impairment test of its trade names at Bally's Dover and Bally's Black Hawk. As a result of the analysis, the Company recorded an impairment charge of $4.7 million during the three months ended June 30, 2021 recorded within "Impairment charges" on the consolidated statements of operations within the Casinos & Resorts reportable segment.

BALLY'S CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The change in carrying value of goodwill by reportable segment for the years ended December 31, 2022 and 2021 is as follows:

(in thousands)	Casinos & Resorts	North America Interactive	International Interactive	Total
Goodwill as of December 31, 2020[1]	$ 186,979	$ —	$ —	$ 186,979
Goodwill from current year business combinations	14,593	283,767	1,645,200	1,943,560
Effect of foreign exchange	—	(409)	(7,857)	(8,266)
Purchase accounting adjustments on prior year business combinations	380	—	—	380
Goodwill as of December 31, 2021[1]	$ 201,952	$ 283,358	$ 1,637,343	$ 2,122,653
Goodwill from current year business combinations	8,590	—	—	8,590
Impairment charges	—	(231,569)	—	(231,569)
Effect of foreign exchange	—	(2,889)	(145,424)	(148,313)
Purchase accounting adjustments on prior year business combinations	(1,285)	239	5,286	4,240
Transferred to assets held for sale [3]	—	(9,399)	—	(9,399)
Goodwill as of December 31, 2022 [2]	$ 209,257	$ 39,740	$ 1,497,205	$ 1,746,202

(1) Amounts are shown net of accumulated goodwill impairment charges of $5.4 million for Casinos and Resorts.
(2) Amounts are shown net of accumulated goodwill impairment charges of $5.4 million and $140.4 million for Casinos and Resorts and North America Interactive, respectively.
(3) Goodwill transferred to assets held for sale consists of $100.6 million of goodwill and $91.2 million of accumulated impairment.

The change in intangible assets, net for the years ended December 31, 2022 and 2021 is as follows (in thousands):

Intangible assets, net as of December 31, 2020	$ 663,395
Intangible assets from current year business combinations	1,870,918
Change in TRA with Sinclair[1]	(850)
Effect of foreign exchange	(12,538)
Impairment charges	(4,675)
Internally developed software	20,952
Other intangibles acquired	31,551
Less: Accumulated amortization	(90,801)
Intangible assets, net as of December 31, 2021	$ 2,477,952
Intangible assets from current year business combinations	5,140
Change in TRA with Sinclair[1]	(22,806)
Effect of foreign exchange	(125,911)
Impairment charges	(232,409)
Internally developed software	37,121
Other intangibles acquired[2]	55,782
Transferred to assets held for sale	(4,022)
Less: Accumulated amortization	(228,909)
Intangible assets, net as of December 31, 2022	$ 1,961,938

(1) Refer to Note 13 "Sinclair Agreement."
(2) Includes the gaming license related to Bally's Chicago.

The Company's identifiable intangible assets consist of the following:

(in thousands, except years)	Weighted average remaining life (in years)	December 31, 2022		
		Gross Carrying Amount	Accumulated Amortization	Net
Amortizable intangible assets:				
Naming rights - Sinclair[1]	8.1	$ 314,585	$ (58,982)	$ 255,603
Trade names	2.7	17,750	(16,196)	1,554
Hard Rock license	24.5	8,000	(2,061)	5,939
Customer relationships	5.8	907,199	(166,155)	741,044
Developed technology	5.7	256,512	(45,769)	210,743
Internally developed software	4.0	26,520	(5,444)	21,076
Gaming licenses	7.8	34,016	(4,892)	29,124
Other	2.6	4,917	(2,110)	2,807
Total amortizable intangible assets		1,569,499	(301,609)	1,267,890
Intangible assets not subject to amortization:				
Gaming licenses	Indefinite	529,171	—	529,171
Trade names	Indefinite	164,391	—	164,391
Other	Indefinite	486	—	486
Total unamortizable intangible assets		694,048	—	694,048
Total intangible assets, net		$ 2,263,547	$ (301,609)	$ 1,961,938

_____

(1) Naming rights intangible asset in connection with Sinclair Agreement. Refer to Note 13 "Sinclair Agreement" for further information. Amortization began on April 1, 2021, the commencement date of the re-branded Sinclair regional sports networks.

(in thousands, except years)	Weighted average remaining life (in years)	December 31, 2021		
		Gross amount	Accumulated amortization	Net Amount
Amortizable intangible assets:				
Naming rights - Sinclair[2]	9.2	$ 337,391	$ (25,721)	$ 311,670
Trade names	10.6	28,439	(17,481)	10,958
Hard Rock license	25.5	8,000	(1,818)	6,182
Customer relationships	6.7	1,026,797	(46,789)	980,008
Developed technology	7.2	392,481	(19,690)	372,791
Internally developed software	4.8	20,952	(727)	20,225
Gaming licenses	10.0	30,409	(591)	29,818
Other	4.4	2,413	(1,121)	1,292
Total amortizable intangible assets		1,846,882	(113,938)	1,732,944
Intangible assets not subject to amortization:				
Gaming licenses	Indefinite	478,171	—	478,171
Trade Names	Indefinite	265,099	—	265,099
Other	Indefinite	1,738	—	1,738
Total unamortizable intangible assets		745,008	—	745,008
Total intangible assets, net		$ 2,591,890	$ (113,938)	$ 2,477,952

_____

(2) See note (1) above.

Amortization of intangible assets was approximately $228.9 million, $91.1 million and $4.9 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Refer to Note 6 "Business Combinations" for further information about the preliminary purchase price allocation and provisional goodwill and intangible balances added from current year business combinations. Refer to Note 13 "Sinclair Agreement" for intangible assets added through the Sinclair Agreement.

The following table shows the remaining amortization expense associated with finite lived intangible assets as of December 31, 2022:

(in thousands)	
2023	$ 208,640
2024	207,168
2025	205,934
2026	204,624
2027	198,627
Thereafter	242,897
	$ 1,267,890

11. FAIR VALUE MEASUREMENTS

The following tables summarize the Company's assets and liabilities measured at fair value on a recurring basis. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement:

		December 31, 2022		
(in thousands)	**Balance Sheet Location**	**Level 1**	**Level 2**	**Level 3**
Assets:				
Cash and cash equivalents	Cash and cash equivalents	$ 212,515	$ —	$ —
Restricted cash	Cash and cash equivalents	52,669	—	—
Convertible loans	Prepaid expenses and other current assets	657	—	—
Convertible loans	Other assets	—	—	10,212
Investments in equity securities	Other assets	2,395	—	—
Total		$ 268,236	$ —	$ 10,212
Liabilities:				
Sinclair Performance Warrants	Naming rights liabilities	$ —	$ —	$ 36,987
Contingent consideration	Contingent consideration payable	—	—	8,220
Total		$ —	$ —	$ 45,207

		December 31, 2021		
(in thousands)	**Balance Sheet Location**	**Level 1**	**Level 2**	**Level 3**
Assets:				
Cash and cash equivalents	Cash and cash equivalents	$ 206,193	$ —	$ —
Restricted cash	Cash and cash equivalents	68,647	—	—
Other current assets	Prepaid expenses and other current assets	176	—	—
Convertible loans	Other assets	5,905	—	2,025
Total		$ 280,921	$ —	$ 2,025
Liabilities:				
Sinclair Performance Warrants	Naming rights liabilities	$ —	$ —	$ 69,564
Contingent consideration	Contingent consideration payable	—	—	34,931
Total		$ —	$ —	$ 104,495

There were no transfers made among the three levels in the fair value hierarchy for the years ended December 31, 2022 and 2021.

The following table summarizes the changes in fair value of the Company's Level 3 assets and liabilities:

(in thousands)	Performance Warrants	Contingent Consideration	Other Assets	Total
Balance as of December 31, 2020	$ 88,119	$ —	$ —	$ 88,119
Additions in the period (acquisition fair value)	—	58,623	2,025	60,648
Change in fair value	(18,555)	(23,692)	—	(42,247)
Balance as of December 31, 2021	69,564	34,931	2,025	106,520
Additions in the period (acquisition fair value)	—	—	3,777	3,777
Reductions in the period	—	(15,862)	—	(15,862)
Change in fair value	(32,577)	(10,849)	4,410	(39,016)
Balance as of December 31, 2022	$ 36,987	$ 8,220	$ 10,212	$ 55,419

The gains (losses) recognized in the consolidated statements of operations for derivatives not designated as hedging instruments during the years ended December 31, 2022 and 2021 are as follows:

(in thousands)	Consolidated Statements of Operations Location	Year Ended December 31, 2022	2021	2020
Foreign exchange forward contracts	Other non-operating expenses, net	$ —	$ (20,882)	$ —
Sinclair Performance Warrants	Other non-operating expenses, net	32,577	18,555	(32,878)
Sinclair Options	Other non-operating expenses, net	—	(1,526)	(24,782)

Foreign exchange forward contracts

The fair values of foreign exchange forward contract assets and liabilities are classified within Level 2 of the fair value hierarchy as the valuation inputs are based on quoted prices and market observable data of similar instruments in active markets, such as currency spot and forward rates. The Company's foreign exchange forward contracts were not designated as hedging instruments under ASC 815. Gains (losses) recognized in earnings resulting from the change in fair value were reported within "Other non-operating expenses, net" on the consolidated statements of operations.

On April 16, 2021, a subsidiary of the Company entered into foreign exchange forward contracts to hedge the risk of appreciation of the British Pound Sterling ("GBP")-denominated purchase price related to the Gamesys acquisition pursuant to which the subsidiary can purchase approximately £900 million at a contracted exchange rate and appreciation of both the GBP-denominated and Euro-denominated debt held by Gamesys which would be paid off at closing of the Gamesys acquisition pursuant to which the subsidiary can purchase £200 million and €336 million, at contracted exchange rates, respectively. To enter into these foreign exchange forward contracts, the Company paid total premiums to the contract counterparties of $22.6 million.

On August 20, 2021, two of the above mentioned foreign exchange forward contracts were modified, decreasing the notional amount of the GBP-denominated forward purchase commitments by £746 million to £354 million, collectively. The Company received $1.7 million upon settlement of the modification, which decreased the remaining fair value of the contracts.

On October 1, 2021, the above mentioned foreign exchange forward contracts were discontinued as part of the acquisition of Gamesys. The Company received $0.1 million at closing, which was reported within "Other non-operating expenses, net" on the consolidated statements of operations. The company did not have any foreign exchange forward contracts outstanding as of December 31, 2022 and 2021.

Sinclair Performance Warrants

Sinclair Performance Warrants are accounted for as a derivative instrument classified as a liability within Level 3 of the hierarchy as the warrants are not traded in active markets and are subject to certain assumptions and estimates made by management related to the probability of meeting performance milestones. These assumptions and the probability of meeting performance targets may have a significant impact on the value of the warrant. The Performance warrants are valued using an option pricing model, considering the Company's estimated probabilities of achieving the performance milestones for each tranche. Inputs to this valuation approach include volatility of the Company's common stock trading price, risk free interest rates, the Company's common stock price as of the valuation date and expected terms.

Contingent consideration

Contingent consideration related to acquisitions is recorded at fair value as a liability on the acquisition date and is remeasured at each reporting date, based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. In connection with the Company's acquisition of Monkey Knife Fight ("MKF") and Telescope Inc. ("Telescope") which are included within the Company's North America Interactive acquisitions in Note 6 "Business Combinations", the Company recorded contingent consideration at fair value of $58.7 million as of the acquisition dates. After the acquisition dates and until the contingencies are resolved, the fair value of contingent consideration payable is adjusted each reporting period based primarily on the expected probability of achievement of the contingency targets which are subject to management's estimate and the Company's stock price. These changes in fair value are recognized within "Other non-operating expenses, net" of the consolidated statements of operations. During the first quarter of 2022, the Company settled contingent consideration of $15.9 million comprised of 393,778 immediately exercisable penny warrants and 107,832 shares of Bally's Corporation common stock and $0.1 million in cash in satisfaction of contingencies related to the respective acquisition agreements.

Convertible loans

The Company has certain agreements with vendors to provide a portfolio of games to its customers. Pursuant to these agreements, the Company has issued loans to its vendors and has an option to convert the loans to shares of the vendors' equity, exercisable within a specified time period. The Company recorded the short-term portion of the instruments within "Prepaid expenses and other current assets" and the long-term portion of the instruments within "Other assets" at their fair value. The fair value of the loans to vendors with share prices quoted on active markets are classified within Level 1 of the hierarchy and the fair value of the loans to vendors with share values based on unobservable inputs are classified within Level 3 of the hierarchy, both with changes to fair value included within "Other non-operating expenses, net" of the consolidated statements of operations.

Investment in equity securities

The Company has a long term investment in an unconsolidated entity which it accounts for under the equity method of accounting. The Company has elected the fair value option allowed by ASC 825, *Financial Instruments*, with respect to this investment. Under the fair value option, the investment is remeasured at fair value at each reporting period through earnings. The Company measures fair value using quoted prices in active markets that are classified within Level 1 of the hierarchy, with changes to fair value included within "Other non-operating expenses, net" of the consolidated statements of operations.

Long-term debt

The fair value of the Company's Term Loan Facility and senior notes are estimated based on quoted prices in active markets and are classified as Level 1 measurements. The fair value of the Revolving Credit Facility approximates its carrying amount as it is revolving, variable rate debt, and is also classified as a Level 1 measurement. In the table below, the carrying amounts of the Company's long-term debt is net of debt issuance costs and debt discounts. Refer to Note 14 "Long-Term Debt" for further information.

| | December 31, 2022 | | December 31, 2021 | |
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
(in thousands)				
Term Loan Facility	$ 1,884,082	$ 1,872,238	$ 1,897,030	$ 1,945,000
5.625% Senior Notes due 2029	734,497	555,000	732,660	746,250
5.875% Senior Notes due 2031	732,976	529,905	731,537	754,223

12.   ACCRUED LIABILITIES

As of December 31, 2022 and 2021, accrued liabilities consisted of the following:

	December 31,	
(in thousands)	**2022**	**2021**
GLPI advance deposit[(1)]	$ 200,000	$ —
Gaming liabilities	168,386	170,508
Compensation	60,463	49,764
Interest payable	36,173	46,292
Other	108,909	134,864
Total accrued liabilities	$ 573,931	$ 401,428

_____
(1) Refer to Note 15 "Leases" for further information

13.   SINCLAIR AGREEMENT

On November 18, 2020, the Company and Sinclair entered into a Framework Agreement (the "Sinclair Agreement"), which provides for a long-term strategic relationship between the Company and Sinclair combining Bally's integrated, proprietary sports betting technology with Sinclair's portfolio of local broadcast stations and its Tennis Channel, Stadium sports network and STIRR streaming service. The Company received naming rights to the regional sports networks and certain integrations to network programming in exchange for annual fees paid in cash, the issuance of warrants and options and an agreement to share in certain tax benefits resulting from the Tax Receivable Agreement ("TRA") with Sinclair. The initial term of the agreement is ten years from the commencement date of the re-branded regional sports networks and can be renewed for one additional five-year term unless either the Company or Sinclair elect not to renew.

Naming Rights Intangible Asset

Under the terms of the Sinclair Agreement, the Company is required to pay annual naming rights fees to Diamond Sports Group for naming rights of the regional sports networks which escalate annually and total $88.0 million over the 10-year term of the agreement beginning April 1, 2021. The Company accounted for this transaction as an asset acquisition in accordance with the "Acquisition of Assets Rather Than a Business" subsections of ASC 805-50, *Business Combinations—Related Issues*, using a cost accumulation model. The naming rights intangible asset represents the consideration transferred on the acquisition date comprised of the present value of annual naming rights fees, the fair value of the warrants and options and an estimate of the TRA payments, each explained below. The naming rights intangible asset, net of accumulated amortization, was $255.6 million and $311.7 million as of December 31, 2022 and 2021, respectively. Amortization began on April 1, 2021, the commencement date of the re-branded Sinclair regional sports networks, and was $33.3 million and $25.7 million for the years ended December 31, 2022 and 2021, respectively. Refer to Note 10 "Goodwill and Intangible Assets" for further information.

Naming Rights Fees

The present value of the annual naming rights fees was recorded as part of the cost of the naming rights intangible asset with a corresponding liability which will be accreted through interest expense over the life of the agreement. The total value of the liability as of December 31, 2022 and 2021 was $59.3 million and $58.9 million, respectively. The short-term portion of the liability, which was $6.0 million and $2.0 million as of December 31, 2022 and 2021, respectively, is recorded within "Accrued liabilities" and the long-term portion of the liability, which was $53.3 million and $56.9 million as of December 31, 2022 and 2021, respectively, is recorded within "Naming rights liabilities" in the consolidated balance sheets. Accretion expense for the years ended December 31, 2022 and 2021 was $4.4 million and $4.3 million, respectively, and was reported in "Interest expense, net of amounts capitalized" in the consolidated statements of operations.

Warrants and Options

The Company issued to Sinclair (i) an immediately exercisable warrant to purchase up to 4,915,726 shares of the Company at an exercise price of $0.01 per share ("the Penny Warrants"), (ii) a warrant to purchase up to a maximum of 3,279,337 additional shares of the Company at a price of $0.01 per share subject to the achievement of various performance metrics (the "Performance Warrants") and (iii) an option to purchase up to 1,639,669 additional shares in four tranches with purchase prices ranging from $30.00 to $45.00 per share, exercisable over a seven-year period beginning on the fourth anniversary of the November 18, 2020 closing (the "Options"). The exercise and purchase prices and the number of shares issuable upon exercise of the warrants and options are subject to customary anti-dilution adjustments. The issuance pursuant to the warrants and options of shares in excess of 19.9% of the Company's currently outstanding shares was subject to the approval of the Company's stockholders in accordance with the rules of the New York Stock Exchange, which was obtained on January 27, 2021.

Penny Warrants & Options - The Penny Warrants and Options are equity classified instruments under ASC 815. The fair value of the Penny Warrants approximates the fair value of the underlying shares and was $150.4 million on November 18, 2020 at issuance and was recorded to "Additional paid-in-capital" in the consolidated balance sheets, with an offset to the naming rights intangible asset. The fair value of the Options was $59.7 million as of December 31, 2022 and 2021, and is recorded within "Additional paid-in capital" in the consolidated balance sheets.

Performance Warrants - The Performance Warrants are accounted for as a derivative liability because the underlying performance metrics represent an adjustment to the settlement amount that is not indexed to the Company's own stock and thus equity classification is precluded under ASC 815. The fair value as of December 31, 2022 and 2021 was $37.0 million and $69.6 million, respectively, and was calculated using an option pricing model, considering the Company's estimated probabilities of achieving the performance milestones for each tranche. Inputs to this valuation approach include volatility between 63% and 66%, risk free rates between 1.02% and 4.01%, the Company's common stock price for each period and expected terms between 3.4 and 8.0 years. The fair value is recorded within "Naming Rights liabilities" of the consolidated balance sheets.

Tax Receivable Agreement

The Company is required to share 60% of the tax benefit the Company receives from the Penny Warrants, Options, Performance Warrants and payments under the TRA with Sinclair over the term of the agreement as tax benefit amounts are determined through the filing of the Company's annual tax returns. Changes in estimate of the tax benefit to be realized and tax rates in effect at the time, among other changes, are treated as an adjustment to the naming rights intangible asset. The TRA liability was $19.4 million and $42.2 million as of December 31, 2022 and 2021, respectively, and is included in "Naming rights liabilities" in the consolidated balance sheets. The change in value of the TRA liability, in the amount of $(22.8) million and $(0.8) million for the years ended December 31, 2022 and 2021, respectively, is included in "Other non-operating expenses, net" in the consolidated statements of operations.

14. LONG-TERM DEBT

As of December 31, 2022 and 2021, long-term debt consisted of the following:

	December 31,	
(in thousands)	**2022**	**2021**
Term Loan Facility	$ 1,925,550	$ 1,945,000
Revolving Credit Facility	137,000	85,000
5.625% Senior Notes due 2029	750,000	750,000
5.875% Senior Notes due 2031	750,000	750,000
Less: Unamortized original issue discount	(27,729)	(31,425)
Less: Unamortized deferred financing fees	(46,266)	(52,348)
Long-term debt, including current portion	3,488,555	3,446,227
Less: Current portion of Term Loan and Revolving Credit Facility	(19,450)	(19,450)
Long-term debt, net of discount and deferred financing fees; excluding current portion	$ 3,469,105	$ 3,426,777

Senior Notes

On August 20, 2021, two unrestricted subsidiaries (together, the "Escrow Issuers") of the Company issued $750.0 million aggregate principal amount of 5.625% senior notes due 2029 (the "2029 Notes") and $750.0 million aggregate principal amount of 5.875% Senior Notes due 2031 (the "2031 Notes" and, together with the 2029 Notes, the "Senior Notes"). The Senior Notes were issued pursuant to an indenture, dated as of August 20, 2021, among the Escrow Issuers and U.S. Bank National Association, as trustee. Certain of the net proceeds from the Senior Notes offering were placed in escrow accounts for use in connection with the Gamesys acquisition. On October 1, 2021, upon the closing of the Gamesys acquisition, the Company assumed the issuer obligation under the Senior Notes. The Senior Notes are guaranteed, jointly and severally, by each of the Company's restricted subsidiaries that guarantees the Company's obligations under its Credit Agreement.

The 2029 Notes mature on September 1, 2029 and the 2031 Notes mature on September 1, 2031. Interest is payable on the Senior Notes in cash semi-annually on March 1 and September 1 of each year, beginning on March 1, 2022.

The Company may redeem some or all of the Senior Notes at any time prior to September 1, 2024, in the case of the 2029 Notes, and September 1, 2026, in the case of the 2031 Notes, at prices equal to 100% of the principal amount of the Senior Notes to be redeemed plus certain "make-whole" premiums, plus accrued and unpaid interest. In addition, prior to September 1, 2024, the Company may redeem up to 40% of the original principal amount of each series of the Senior Notes with proceeds of certain equity offerings at a redemption price equal to 105.625% of the principal amount, in the case of the 2029 Notes, and 105.875%, in the case of the 2031 Notes, plus accrued and unpaid interest. The Company may redeem some or all of the Senior Notes at any time on or after September 1, 2024, in the case of the 2029 Notes, and September 1, 2026, in the case of the 2031 Notes, at certain redemption prices set forth in the indenture plus accrued and unpaid interest.

The indenture contains covenants that limit the ability of the Company and its restricted subsidiaries to, among other things, (i) incur additional indebtedness, (ii) pay dividends on or make distributions in respect of capital stock or make certain other restricted payments or investments, (iii) enter into certain transactions with affiliates, (iv) sell or otherwise dispose of assets, (v) create or incur liens and (vi) merge, consolidate or sell all or substantially all of the Company's assets. These covenants are subject to exceptions and qualifications set forth in the indenture.

Credit Facility

On October 1, 2021, the Company and certain of its subsidiaries entered into a credit agreement (the "Credit Agreement") with Deutsche Bank AG New York Branch, as administrative agent and collateral agent, and the other lenders party thereto, providing for senior secured financing of up to $2.565 billion, consisting of a senior secured term loan facility in an aggregate principal amount of $1.945 billion (the "Term Loan Facility"), which will mature in 2028, and a senior secured revolving credit facility in an aggregate principal amount of $620.0 million (the "Revolving Credit Facility"), which will mature in 2026.

The credit facilities allow the Company to increase the size of the Term Loan Facility or request one or more incremental term loan facilities or increase commitments under the Revolving Credit Facility or add one or more incremental revolving facilities in an aggregate amount not to exceed the greater of $650 million and 100% of the Company's consolidated EBITDA for the most recent four-quarter period plus or minus certain amounts as specified in the Credit Agreement, including an unlimited amount subject to compliance with a consolidated total secured net leverage ratio as set out in the Credit Agreement.

The credit facilities are guaranteed by the Company's restricted subsidiaries, subject to certain exceptions, and secured by a first-priority lien on substantially all of the Company's and each of the guarantors' assets, subject to certain exceptions.

Borrowings under the credit facilities bear interest at a rate equal to, at the Company's option, either (1) LIBOR determined by reference to the costs of funds for USD deposits for the interest period relevant to such borrowing, adjusted for certain additional costs and subject to a floor of 0.50% in the case of term loans and 0.00% in the case of revolving loans or (2) a base rate determined by reference to the greatest of (a) the federal funds rate plus 0.50%, (b) the prime rate, (c) the one-month LIBOR rate plus 1.00%, (d) solely in the case of term loans, 1.50% and (e) solely in the case of revolving loans, 1.00%, in each case of clauses (1) and (2), plus an applicable margin. In addition, on a quarterly basis, the Company is required to pay each lender under the Revolving Credit Facility a 0.50% or 0.375% commitment fee in respect of commitments under the Revolving Credit Facility, with the applicable commitment fee determined based on the Company's total net leverage ratio.

The credit facilities contain covenants that limit the ability of the Company and its restricted subsidiaries to, among other things, incur additional indebtedness, pay dividends or make certain other restricted payments, sell assets, make certain investments and grant liens. These covenants are subject to exceptions and qualifications set forth in the Credit Agreement. The Revolving Credit Facility contains a financial covenant regarding a maximum first lien net leverage ratio that applies when borrowings under the Revolving Credit Facility exceed 30% of the total revolving commitment. As of December 31, 2022, the Company's borrowings under the Revolving Credit Facility did not exceed 30% and therefore, financial covenants did not apply.

6.75% Senior Notes due 2027

On May 10, 2019, the Company, issued $400 million aggregate principal amount of 6.75% unsecured senior notes due June 1, 2027 and, on October 9, 2020, the Company issued an additional $125 million aggregate principal amount of 6.75% unsecured senior notes due June 1, 2027 (together, the "2027 Notes"). On September 7, 2021, the Company redeemed $210 million aggregate principal amount of the 2027 Notes at a redemption price of 106.750% of the principal amount using a portion of the proceeds of the Company's April 2021 public offering of common stock. On October 5, 2021, the Company redeemed the remaining $315 million aggregate principal amount of the 2027 Notes at a redemption price of 109.074% of the principal amount using a portion of the proceeds of its Term Loan Facility. In connection with the termination of a prior credit agreement and the 2027 Notes, the Company recorded a loss on extinguishment of debt of $103.0 million in its consolidated statements of operations during the year ended December 31, 2021.

Debt Maturities

As of December 31, 2022, the contractual annual principal maturities of long-term debt, including the Revolving Credit Facility, are as follows:

(in thousands)		
2023	$	19,450
2024		19,450
2025		19,450
2026		156,450
2027		19,450
Thereafter		3,328,300
	$	3,562,550

15.   LEASES

<u>Operating Leases</u>

The Company is committed under various operating lease agreements for real estate and property used in operations. Certain leases include various renewal options which are included in the lease term when the Company has determined it is reasonably certain of exercising the options. Certain of these leases include percentage rent payments based on property revenues and/or rent escalation provisions determined by increases in the consumer price index ("CPI"). These percentage rent and escalation provisions are treated as variable lease payments and recognized as lease expense in the period in which the obligation for those payments are incurred. Discount rates used to determine the present value of the lease payments are based on the Company's incremental borrowing rate commensurate with the term of the lease.

The Company had total operating lease liabilities of $836.1 million and $531.0 million as of December 31, 2022 and 2021, respectively, and right of use assets of $808.9 million and $507.8 million as of December 31, 2022 and 2021, respectively, which were included in the consolidated balance sheets.

GLPI Leases

As of December 31, 2022, the Company's Bally's Evansville, Bally's Dover, Bally's Quad Cities and Bally's Black Hawk properties are leased under the terms of a master lease agreement (the "Master Lease") with GLPI. All GLPI leases are accounted for as operating leases within the provisions of ASC 842 over the lease term or until a re-assessment event occurs. The Master Lease has an initial term of 15 years and includes four, five-year options to renew and requires combined minimum annual payments of $52.0 million, subject to minimum 1% annual escalation or greater escalation dependent on CPI. The renewal options are not reasonably certain of exercise as of December 31, 2022.

In connection with the sale of the real estate for Bally's Dover in the second quarter of 2021, the Company received proceeds of $144.0 million and recognized a net gain of $53.4 million. In connection with the sale of the real estate for Bally's Quad Cities and Bally's Black Hawk during the second quarter of 2022, the Company received proceeds of $150.0 million and recognized a gain of $50.8 million. The gains recorded on the transactions represent the difference in the respective transaction prices and the derecognition of assets and are recorded within "General and administrative" in the consolidated statements of operations.

In addition to the properties under the Master Lease explained above, the Company has also entered into a lease with GLPI for the land associated with Tropicana Las Vegas which the Company acquired during the fourth quarter of 2022. This lease has an initial term of 50 years (with a maximum term of 99 years with renewal options) at annual rent of $10.5 million, subject to minimum 1% annual escalation or greater escalation dependent on CPI. The renewal options are not reasonably certain of exercise as of December 31, 2022.

On January 3, 2023, the Company completed a transaction with GLP Capital, L.P., the operating partnership of GLPI, related to the land and real estate assets of Bally's Tiverton and Hard Rock Biloxi for total consideration of $635.0 million. The transaction was structured as a tax-free capital contribution and a substantial portion of the proceeds will be applied to reduce the Company's debt. These properties will be added to the Master Lease, increasing minimum annual payments by $48.5 million. During the third quarter of 2022, the Company received an advance deposit of $200.0 million in connection with this agreement which was recorded within "Accrued liabilities" in the consolidated balance sheets as of December 31, 2022.

Components of lease expense included within "General and administrative" for operating leases during the years ended December 31, 2022, 2021 and 2020 are as follows:

		Year Ended December 31,				
(in thousands)		**2022**		**2021**		**2020**
Operating lease cost	$	75,675	$	36,354	$	3,256
Variable lease cost		8,386		4,191		56
Operating lease expense		84,061		40,545		3,312
Short-term lease expense		17,536		11,746		2,158
Total operating lease expense	$	101,597	$	52,291	$	5,470

Supplemental cash flow and other information related to operating leases for the year ended December 31, 2022 and 2021, are as follows:

		Year Ended December 31,		
($ in thousands)		**2022**		**2021**
Cash paid for amounts included in the lease liability - operating cash flows from operating leases	$	68,689	$	37,032
Right of use assets obtained in exchange for operating lease liabilities	$	341,747	$	818,405
Weighted average remaining lease term		20.7 years		15.3 years
Weighted average discount rate		6.7 %		6.1 %

As of December 31, 2022, future minimum lease payments under noncancelable operating leases are as follows:

(in thousands)		
2023	$	82,680
2024		87,308
2025		91,310
2026		90,565
2027		84,912
Thereafter		1,270,751
Total lease payments		1,707,526
Less: present value discount		(871,385)
Lease obligations	$	836,141

Future minimum lease payments disclosed in the table above include $87.7 million related to extension options that are reasonably certain of being exercised. The table above does not include $18.1 million of payments for leases signed but not yet commenced as of December 31, 2022.

Financing Obligation

Bally's Chicago Operating Company, LLC., an indirect wholly-owned subsidiary of the Company, entered into a ground lease for the land on which Bally's Chicago will be built, which is accounted for as a financing obligation in accordance with ASC 470 *Debt* as the transaction did not qualify as a sale under ASC 842. The lease commenced November 18, 2022 and has a 99-year term followed by ten separate 20-year renewals at the Company's option.

The Company recorded land within property and equipment, net of $200.0 million with a corresponding long-term financing obligation of $200.0 million on its consolidated balance sheets as of December 31, 2022. All lease payments are recorded as interest expense and there is no reduction to the financing obligation over the lease term. Bally's Chicago made cash payments, and recorded corresponding interest expense, of $2.0 million during the year ended December 31, 2022.

Lessor

The Company leases its hotel rooms to patrons and records the corresponding lessor revenue in "Non-gaming revenue" within our consolidated statements of operations. For the years ended December 31, 2022, 2021, and 2020, the Company recognized $153.8 million, $95.4 million and $24.7 million of lessor revenues related to the rental of hotel rooms, respectively. Hotel leasing arrangements vary in duration, but are short-term in nature. The cost and accumulated depreciation of property and equipment associated with hotel rooms is included in "Property and equipment, net" within our consolidated balance sheets.

16. EQUITY PLANS

Equity Incentive Plans

The Company has three equity incentive plans: the 2010 BLB Worldwide Holdings, Inc. Stock Option Plan (the "2010 Option Plan"), the 2015 Stock Incentive Plan ("2015 Incentive Plan") and the Bally's Corporation 2021 Equity Incentive Plan ("2021 Incentive Plan"), collectively (the "Equity Incentive Plans").

The 2010 Option Plan provided for options to acquire 2,455,368 shares of the Company's common stock. Options granted to employees, officers and directors of the Company under the 2010 Option Plan vested on various schedules by individual as defined in the individual participants' option agreements. Vested options can generally be exercised all or in part at any time until the tenth anniversary of the date of grant. Effective December 9, 2015, it was determined that no new awards would be granted under the 2010 Option Plan.

The 2015 Incentive Plan provided for the grant of stock options, time-based RSUs, RSAs, PSUs and other stock-based awards ("OSBAs") (collectively, "restricted awards") (including those with performance-based vesting criteria) to employees, directors or consultants of the Company. The 2015 Incentive Plan authorized for the issuance of up to 1,700,000 shares of the Company's common stock pursuant to grants of awards made under the plan. Effective May 18, 2021, no new awards were granted under the 2015 Incentive Plan as a result of the new 2021 Incentive Plan being approved at the Company's 2021 Annual Shareholder Meeting. The 2021 Incentive Plan provides for the grant of stock options, RSAs, RSUs, PSUs and other awards (including those with performance-based vesting criteria) to employees, directors or consultants of the Company. The 4,250,000 shares of the Company's common stock, decreased by the number of shares subject to awards granted under the 2015 Incentive Plan between December 31, 2020 and May 18, 2021, or 221,464 shares, plus any shares subject to awards granted under the 2021 Incentive Plan or the 2015 Incentive Plan that are added back to the share pool under the 2021 Incentive Plan pursuant to the plan's share counting rules, are authorized for issuance under the 2021 Incentive Plan. As of December 31, 2022, 3,240,857 shares were available for grant under the 2021 Incentive Plan.

Share-Based Compensation

The Company recognized total share-based compensation expense of $27.9 million, $20.1 million and $17.7 million for the years ended December 31, 2022, 2021 and 2020, respectively. The total income tax benefit for share-based compensation arrangements was $7.1 million, $5.1 million, and $6.9 million, for the years ended December 31, 2022, 2021 and 2020, respectively.

As of December 31, 2022, there was $17.2 million of unrecognized compensation cost related to outstanding share-based compensation arrangements (including stock options, RSA, RSU and PSU arrangements) which is expected to be recognized over a weighted average period of 1.2 years.

Stock Options

Stock option activity under the 2010 Option Plan for the year ended December 31, 2022 is as follows:

	Shares	Weighted Average Exercise Price		Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value	
Outstanding at December 31, 2021	20,000	$	4.31	1.9 years	$ 0.7	million
Exercised	(20,000)	$	4.31			
Outstanding at December 31, 2022	—					
Exercisable at December 31, 2022	—	$	— $	—	$	—

There were no stock options granted during the years ended December 31, 2022, 2021 or 2020.

The total intrinsic value of options exercised was $0.6 million, $3.4 million and $0.4 million for the years ended December 31, 2022, 2021 and 2020, respectively. There was no remaining compensation cost relating to unvested stock options as of December 31, 2022, 2021 or 2020.

Restricted Stock Units and Performance-Based Restricted Stock Units

Under the 2015 Incentive Plan, RSUs and PSUs have been awarded to eligible employees, members of the Company's senior management and certain members of its Board of Directors. Each RSU and PSU represents the right to receive one share of the Company's common stock. RSUs generally vest in one-third increments over a three year period, and compensation cost is recognized over the respective service periods based on the grant date fair value. PSUs generally vest over a three year period depending on the individual award agreement and become eligible for vesting upon attainment of performance objectives for the performance period. The number of PSUs that may become eligible for vesting varies and is dependent upon whether the performance targets are met, partially met or exceeded each year. The fair value of RSUs and PSUs is based on the Company's common stock price as of the grant date.

The following summary presents information of equity-classified RSU and PSU activity for the year ended December 31, 2022:

	Restricted Stock Units	Performance Stock Units	Weighted Average Grant Date Fair Value	
Outstanding at December 31, 2021	960,493	29,995	$	48.28
Granted	359,051	115,174		30.13
Vested	(627,765)	(29,995)		44.27
Forfeited	(37,452)	(53,041)		38.59
Outstanding at December 31, 2022	654,327	62,133	$	38.35

The weighted average grant date fair value for RSUs and PSUs was $30.13, $53.52 and $31.27 in 2022, 2021, and 2020, respectively.

The total intrinsic value of RSUs vested was $15.3 million, $9.1 million and $23.7 million, for the years ended December 31, 2022, 2021 and 2020, respectively.

For PSU awards, performance objectives for each year are established no later than 90 days following the start of the year. As the performance targets have not yet been established for the PSUs that are eligible to be earned in 2023, a grant date has not yet been established for those awards in accordance with ASC 718. The grant date for the 2022, 2021 and 2020 performance periods have been established and, based upon achievement of the performance criteria for the years ended December 31, 2022, 2021 and 2020, 62,133, 29,995 and 31,478 PSUs, respectively, became eligible for vesting.

On December 30, 2020, the Company issued OSBAs in the form of immediately vested common stock to eligible employees, members of the Company's senior management and certain members of its Board of Directors under the 2015 Incentive Plan. These OSBAs were awarded in recognition of the strategic accomplishments of individuals and the Company as a whole for fiscal 2020 in lieu of potential cash incentive compensation. The Company elected to utilize stock as a form of compensation in an effort to preserve liquidity for the Company in light of COVID-19 and its impact on operations. Total net shares awarded on December 30, 2020 were 131,046 and the associated expense recognized was $6.3 million for the year ended December 31, 2020.

17.   STOCKHOLDERS' EQUITY

Capital Return Program

The Company has a Board of Directors approved capital return program under which the Company may expend a total of up to $700 million for share repurchases and payment of dividends. Future share repurchases may be effected in various ways, which could include open-market or private repurchase transactions, accelerated stock repurchase programs, tender offers or other transactions. The amount, timing and terms of any return of capital transaction will be determined based on prevailing market conditions and other factors. There is no fixed time period to complete share repurchases. As of December 31, 2022, $194.6 million was available for use under the capital return program.

Total share repurchase activity during the years ended December 31, 2022, 2021 and 2020 is as follows:

	Year Ended December 31,		
(in thousands, except share and per share data)	2022[1]	2021	2020
Number of common shares repurchased	6,621,841	2,188,532	1,812,393
Total cost	$ 153,366	$ 87,024	$ 33,292
Average cost per share, including commissions	$ 23.16	$ 39.76	$ 18.37

_____
(1) Includes 4.7 million shares repurchased from the Company's modified Dutch auction tender offer completed July 27, 2022 at a price of $22.00 per share for an aggregate purchase price of $103.3 million.

All shares repurchased during the years ended December 31, 2022, 2021 and 2020 were transferred to treasury stock. The Company retired 7,394,642, 3,492,222 and 10,892,083 shares of its common stock held in treasury during the years ended December 31, 2022, 2021 and 2020, respectively. The shares were returned to the status of authorized but unissued shares. As of December 31, 2022, there were no shares remaining in treasury.

During the year ended December 31, 2020, the Company paid cash dividends of $0.10 per common share for a total cost of approximately $3.2 million. There were no cash dividends paid during the years ended December 31, 2022 and 2021.

Common Stock Offering

On April 20, 2021, the Company issued a total of 12,650,000 shares of Bally's common stock in an underwritten public offering at a price to the public of $55.00 per share. Net proceeds from the offering were approximately $671.4 million, after deducting underwriting discounts, but before expenses.

On April 20, 2021, the Company issued to affiliates of Sinclair a warrant to purchase 909,090 common shares for an aggregate purchase price of $50.0 million, or $55.00 per share. The net proceeds were used to finance a portion of the purchase price of the Gamesys acquisition. The exercise price of the warrant is nominal and its exercise is subject to, among other conditions, requisite gaming authority approvals. Sinclair agreed not to acquire more than 4.9% of Bally's outstanding common shares without such approvals. In addition, in accordance with the agreements that Bally's and Sinclair entered into in November 2020, Sinclair exchanged 2,086,908 common shares for substantially identical warrants.

Preferred Stock

The Company has authorized the issuance of up to 10 million shares of $0.01 par value preferred stock. As of December 31, 2022 and 2021, no shares of preferred stock have been issued.

Shares Outstanding

As of December 31, 2022, the Company had 46,670,057 common shares issued and outstanding. The Company issued warrants, options and other contingent consideration in acquisitions and strategic partnerships that are expected to result in the issuance of common shares in future periods resulting from the exercise of warrants and options or the achievement of certain performance targets. These incremental shares are summarized below:

Sinclair Penny Warrants (Note 13)	7,911,724
Sinclair Performance Warrants (Note 13)	3,279,337
Sinclair Options[1] (Note 13)	1,639,669
MKF Penny warrants (Note 11)	34,455
MKF Contingent shares (Note 11)	344,625
Telescope Contingent shares (Note 11)	8,626
SportCaller contingent shares[4] (Note 11)	357,735
Outstanding awards under Equity Incentive Plans (Note 16)	716,460
	14,292,631

(1) Consists of four equal tranches to purchase shares with exercise prices ranging from $30.00 to $45.00 per share, exercisable over a seven-year period beginning on the fourth anniversary of the November 18, 2020 closing of the Sinclair Agreement.
(2) The contingent consideration related to the SportCaller acquisition is 6.5M EUR as of December 31, 2022, payable in shares subject to certain post-acquisition earnout targets and based on share price at time of payment. For purposes of this estimate, the Company used the EUR>US Dollar conversion rate of 1.0666 as of December 31, 2022 and the closing share price of Company common shares of $19.38 per share to calculate the shares expected to be issued if all earn-out targets are met.

Accumulated Other Comprehensive Income (Loss)

The following table reflects the change in accumulated other comprehensive loss by component, net of tax, for the years ended December 31, 2022, 2021 and 2020:

(in thousands)	Foreign Currency Translation Adjustments	Defined Benefit Pension Plan	Total
Accumulated other comprehensive loss at December 31, 2019	$ —	$ (1,888)	$ (1,888)
Current period other comprehensive loss	—	(1,256)	(1,256)
Accumulated other comprehensive loss at December 31, 2020	—	(3,144)	(3,144)
Current period other comprehensive income (loss)	(25,833)	2,064	(23,769)
Reclassification adjustments to net earnings	—	104	104
Accumulated other comprehensive loss at December 31, 2021	(25,833)	(976)	(26,809)
Current period other comprehensive income (loss)	(270,151)	1,320	(268,831)
Accumulated other comprehensive income (loss) at December 31, 2022	$ (295,984)	$ 344	$ (295,640)

18.   EMPLOYEE BENEFIT PLANS

Multi-employer Defined Benefit Plans

The Company participates in and contributes to a number of multiemployer defined benefit pension plans under the terms of collective-bargaining agreements that cover certain of its union-represented employees. The risks of participating in these multi-employer plans are different from single-employer plans in the following aspects:

- Assets contributed to the multi-employer plan by one employer may be used to provide benefits to employees of other participating employers.
- If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers.
- If the Company chooses to stop participating in some of its multi-employer plans, the Company may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

The following table outlines the Company's participation in multi-employer pension plans for the years ended December 31, 2022, 2021 and 2020 and sets forth the calendar year contributions and accruals for each plan. The "EIN/Pension Plan Number" column provides the Employer Identification Number ("EIN") and the three-digit plan number. The most recent Pension Protection Act zone status available in 2022 and 2021 relates to the plans' two most recent fiscal year-ends. The zone status is based on information that the Company received from the plans' administrators and is certified by each plan's actuary. Plans certified in the red zone are generally less than 65% funded, plans certified in the orange zone are both less than 80% funded and have an accumulated funding deficiency or are expected to have a deficiency in any of the next six plan years, plans certified in the yellow zone are less than 80% funded and plans certified in the green zone are at least 80% funded. The "FIP/RP Status Pending/Implemented" column indicates whether a financial improvement plan ("FIP") for yellow/orange zone plans, or a rehabilitation plan ("RP") for red zone plans, is either pending or has been implemented. As of December 31, 2022 and 2021, all plans that have either a FIP or RP requirement have had the respective plan implemented.

Pension Fund	EIN/ Pension Plan Number	Pension Protection Act Zone Status 2022	2021	FIP/RP Status Pending/ Implemented	Contributions and Accruals (in $000's) 2022	2021	2020	Company Contributions > 5%	Union Contract Expires
SEIU National Industry Pension Fund	52-6148540	Red	Red	Yes/ Implemented	$ 495	$ 460	$ 366	No	4/30/2025
New England Carpenters Pension Fund[1]	51-6040899	Green	Green	No	95	75	91	No	5/31/2024
Plumbers and Pipefitters Pension Fund[4]	52-6152779	Yellow	Yellow	Yes/ Implemented	267	175	171	No	8/31/2022
Rhode Island Laborers Pension Fund[4]	51-6095806	Green	Green	No	656	671	483	No	10/31/2022
New England Teamsters Pension Fund	04-6372430	Red	Red	Yes/ Implemented	278	254	230	No	6/30/2023
The Legacy Plan of the UNITE HERE Retirement Fund[3]	82-0994119/001	Red	Red	Yes/ Implemented	963	1,319	578	No	6/30/2023
The Adjustable Plan of the UNITE HERE Retirement Fund[3]	82-0994119/002	N/A[2]	N/A[2]	No					5/31/2026
Local 68 Engineers Union Pension Fund	51-0176618	Yellow	Yellow	Yes/ Implemented	286	269	22	No	4/30/2027
Northeast Carpenters Pension Fund	11-1991772	Green	Green	No	127	122	10	No	4/30/2027
International Painters and Allied Trades Industry Pension Fund	52-6073909	Yellow	Yellow	Yes/ Implemented	82	80	5	No	4/30/2027
Total Contributions					$3,249	$3,425	$1,956		

_____
(1) Effective January 1, 2018, the Rhode Island Carpenters Pension Fund (05-6016572) merged into the New England Carpenters Pension Fund.
(2) The Plan is not subject to the Pension Protection Act of 2016 zone status certification rule.
(3) Formerly listed as Hotel & Restaurant Employees International Pension Fund - Allocations of contributions between the two plans are determined by the plan administrator. Unions at Bally's Twin River and Bally's Atlantic City participate in the UNITE HERE Retirement funds.
(4) Union contract under negotiation as of 12/31/2022.

Contributions, based on wages paid to covered employees totaled approximately $3.2 million, $3.4 million and $2.0 million for the years ended December 31, 2022, 2021 and 2020, respectively. These aggregate contributions were not individually significant to any of the respective plans. The Company's share of the unfunded vested liability related to its multi-employer plans, if any, other than the New England Teamsters and Trucking Industry Pension Fund discussed below, is not determinable.

Under the terms of certain collective bargaining agreements, the Company contributes to a number of multi-employer annuity funds. Contributions are made at a fixed rate per hour worked, in accordance with the collective bargaining agreements. These plans are not subject to the withdrawal liability provisions applicable to multi-employer defined benefit pension plans. Contributions made to these plans by the Company were $2.6 million, $2.5 million and $1.2 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Dover Downs Defined Benefit Pension Plan

The Company sponsors a non-contributory, tax qualified defined benefit pension plan that has been frozen since July 2011. As of December 31, 2022 and 2021, the benefit obligation was $20.8 million and $28.8 million, respectively, and the fair value of plan assets were $19.0 million and $24.2 million, respectively. The Company did not make any contributions to the plan during the year ended December 31, 2022 and does not expect to contribute in 2023. Net periodic benefit income and total income recognized in other comprehensive loss for the year ended December 31, 2022 were $1.0 million and $1.9 million, respectively. Amounts relating to the plan recognized in the consolidated balance sheets as of December 31, 2022 and 2021 consist of non-current liabilities of $1.8 million and $4.6 million, respectively.

Defined Contribution Plans

The Company has a retirement savings plan under Section 401(k) of the Internal Revenue Code covering its US non-union employees and certain union employees. The plan allows employees to defer up to the lesser of the Internal Revenue Code prescribed maximum amount or 100% of their income on a pre-tax basis through contributions to the plan. Gamesys also operates defined contribution retirement benefit plans for their U.K., US, Toronto, Isle of Man and Gibraltar offices. Eligible employees are allowed to contribute between 3-5% of their base salary to the various plans and the Company matches all employee contributions. Total employer contribution expense attributable to defined contribution plans was $7.1 million, $4.8 million and $0.7 million for the years ended December 31, 2022, 2021 and 2020, respectively.

19. INCOME TAXES

The components of income (loss) before taxes are as follows:

	Years Ended December 31,		
(in thousands)	**2022**	**2021**	**2020**
Domestic	$ (444,549)	$ (126,347)	$ (74,811)
Foreign	(9,920)	7,273	—
Total	$ (454,469)	$ (119,074)	$ (74,811)

The components of the provision for income taxes are as follows:

	Years Ended December 31,		
(in thousands)	**2022**	**2021**	**2020**
Current taxes			
Federal	$ 9,318	$ (10,284)	$ (72,517)
State	8,289	4,676	2,002
Foreign	41,599	6,448	—
	59,206	840	(70,515)
Deferred taxes			
Federal	(32,304)	294	9,871
State	(9,429)	4,770	(8,680)
Foreign	(46,396)	(10,281)	—
	(88,129)	(5,217)	1,191
(Benefit) Provision for income taxes	$ (28,923)	$ (4,377)	$ (69,324)

The effective rate varies from the statutory US federal tax rate as follows:

		Years Ended December 31,	
(in thousands)	**2022**	**2021**	**2020**
Income tax (benefit) expense at statutory federal rate	$ (95,439)	$ (15,997)	$ (15,710)
State income taxes, net of federal effect	(10,096)	7,462	(5,276)
Foreign tax rate adjustment	(17,455)	(7,165)	—
Nondeductible professional fees	1,370	10,421	(665)
Other permanent differences including lobbying expense	2,414	4,696	279
Share-based compensation	3,348	2,227	(922)
Gain on bargain purchases	22	(4,796)	(13,413)
CARES Act	—	(5,320)	(33,347)
Return to provision adjustments	(2,275)	(595)	(270)
Global intangible low-tax income ("GILTI")	2,404	327	—
Loss on derivative instruments	—	4,363	—
Goodwill	28,935	—	—
Change in uncertain tax positions	(2,224)	—	—
Change in valuation allowance	60,073	—	
Total (benefit) provision for income taxes	$ (28,923)	$ (4,377)	$ (69,324)
Effective income tax rate on continuing operations	6.4 %	3.7 %	92.7 %

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income taxes at December 31, 2022 and 2021 are as follows:

	Years Ended December 31,	
(in thousands)	**2022**	**2021**
Deferred tax assets:		
Accrued liabilities and other	$ 5,585	$ 1,162
Share-based compensation	1,699	2,792
Naming rights liabilities	29,248	43,298
Self constructed assets	5,690	5,730
Interest	79,757	21,208
Goodwill	3,140	—
Net operating loss carryforwards	19,043	20,569
Valuation allowance	(60,073)	—
Total deferred tax assets, net	$ 84,089	$ 94,759
Deferred tax liabilities:		
Land	$ (4,058)	$ (4,071)
Property and equipment	(52,202)	(35,807)
Change in accounting method	(73)	(8,494)
Goodwill	—	(12,544)
Amortizable assets	(140,229)	(236,388)
Total deferred tax liabilities	$ (196,562)	$ (297,304)
Net deferred tax liabilities	$ (112,473)	$ (202,545)

The Company will only recognize a deferred tax asset when, based on available evidence, realization is more likely than not. The Company has assessed its deferred tax liabilities arising from taxable temporary differences and has concluded such liabilities are not a sufficient source of income for the realization of deferred tax assets, including indefinite life taxable temporary differences which offset, subject to limitation, deferred tax assets with unlimited carryovers, such as the Section 163(j) interest limitation. Accordingly, a $60.1 million valuation allowance has been established as of December 31, 2022. There was no valuation allowance established as of December 31, 2021. The change in valuation allowance for the year ended December 31, 2022 was $60.1 million. There was no change in valuation allowance for the years ended December 31, 2021 and 2020.

At December 31, 2022, the Company's cash and cash equivalents totaled $212.5 million, of which approximately 41% was held in locations outside the US. During the year, the Company changed its assertion and will not indefinitely reinvest undistributed earnings. Accordingly, the Company has determined that no deferred tax liability is required for undistributed foreign earnings at December 31, 2022 and will continue to monitor for future changes.

For the years ended December 31, 2022 and 2021 the net deferred tax liabilities decreased by $90.1 million and increased by $165.6 million, respectively. For the year ended December 31, 2022, a decrease of $88.1 million was included in income from operations and a decrease of $2.0 million was included in other comprehensive loss. For the year ended December 31, 2021, a decrease of $5.2 million was included in income from operations, an increase of $169.8 million was acquired from business combinations in 2021, and a decrease of $1.0 million was included in other comprehensive loss.

As of December 31, 2022, the Company has $9.1 million of federal net operating carryforwards subject to a section 382 limitation with an unlimited carryforward period. There was $14.6 million of federal net operating carryforwards subject to a section 382 limitation with an unlimited carryforward period as of December 31, 2021. As of December 31, 2022 and December 31, 2021, the Company had $174.5 million and $92.4 million of state net operating loss carryforwards, respectively, which expire at various dates through 2041.

The Internal Revenue Code (IRC) Section 382 provides for a limitation of the annual use of net operating loss and tax credit carryforwards following certain ownership changes (as defined by the IRC Section 382) that limits the Company's ability to utilize these carryforwards prior to expiration. Section 382 can also apply when we acquire subsidiaries with net operating loss carryforwards, as there may be limitations on the use of acquired net operating losses against our taxable income. As of December 31, 2022, the Company expects to utilize all acquired tax attributes prior to expiration.

CARES Act

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") was signed into law. The CARES Act provides opportunities for additional liquidity, loan guarantees, and other government programs to support companies affected by the COVID-19 pandemic and their employees, including those that operate in the gaming area. The benefits of the CARES Act that were available to us included:

a. refund of federal income taxes due to five-year carryback of net operating loss incurred in 2020 when our 2020 tax return was filed in 2021;
b. relaxation of interest expense deduction limitation for income tax purposes; and
c. the employee retention credit, providing a refundable federal tax credit equal to 50% of the first $10,000 of qualified wages and benefits, including qualified medical plan contributions, paid to employees while they are not performing services after March 12, 2020 and before January 1, 2021.

The Company realized a tax benefit of $5.3 million and $33.3 million in the years ended December 31, 2021 and 2020, respectively. The Company realized no tax benefit in the year ended December 31, 2022. The Company intends to continue to review and consider any available potential benefits under the CARES Act for which it qualifies, including those described above. The Company cannot predict the manner in which such benefits or any of the other benefits described herein will be allocated or administered and the Company cannot provide assurances that it will be able to access such benefits in a timely manner or at all. If the US government or any other governmental authority agrees to provide such aid under the CARES Act or any other crisis relief assistance, it may impose certain requirements on the recipients of the aid, including restrictions on executive officer compensation, dividends, prepayment of debt, limitations on debt and other similar restrictions that will apply for a period of time after the aid is repaid or redeemed in full.

BALLY'S CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

From time to time, the Company may be subject to audits covering a variety of tax matters by taxing authorities in any taxing jurisdiction where the Company conducts business. While the Company believes that the tax returns filed and tax positions taken are supportable and accurate, some tax authorities may not agree with the positions taken. This can give rise to tax uncertainties which, upon audit, may not be resolved in the Company's favor. There was an acquired tax contingency accrual of $5.1 million for uncertain tax positions recorded as of December 31, 2021. There was no unrecognized tax benefit recorded as of December 31, 2020. As of December 31, 2022, there was $11.3 million tax contingency accruals and deferred tax asset reductions for uncertain tax positions, of which $8.9 million would impact the effective tax rate, if recognized. A reconciliation of the beginning and ending balances of the gross liability for uncertain tax positions is as follows:

(in thousands)	2022	2021	2020
Uncertain tax position liability at the beginning of the year	$ 5,131	$ —	$ —
Increases related to tax positions taken during prior period	11,277	5,131	—
Decreases related to tax positions taken during prior periods	(5,131)	—	—
Uncertain tax position liability at the end of the year	$ 11,277	$ 5,131	$ —

It is reasonably possible that the Company's unrecognized tax benefits could change in the next twelve months, however the Company is unable to estimate a range at this time.

The Company records interest and penalties related to uncertain tax positions as a component of the income tax provision (benefit). The Company has reserved interest and penalties on uncertain tax positions of $0.1 million as of December 31, 2022. The Company has not reserved interest and penalties on uncertain tax positions as of December 31, 2021. The Company has recorded $0.1 million of interest on uncertain tax positions on the statement of operations for the year ended December 31, 2022. There was no interest on uncertain tax positions recorded in the statement of operations for the years ended December 31, 2021 and 2020.

The Company and its subsidiaries file tax returns in several jurisdictions including the US and various US state and foreign jurisdictions. The Company remains subject to examination for US federal income tax purposes for the years ended December 31, 2015 through 2021, as a result of a 2020 net operating loss carryback claim. The Company remains subject to examination for state and foreign income tax purposes for the years ended December 31, 2012 through 2021. The Company is currently appealing an audit by the State of Colorado for tax years ended December 31, 2012 through 2015. Based on the current status of the Colorado appeal, the Company believes no additional reserves are necessary. In addition, the disallowance of a loss carryforward generated in a period outside of the normal statute of limitations is generally open until the statute of limitations expires in the year of the utilization of the loss.

20. COMMITMENTS AND CONTINGENCIES

Litigation

The Company is a party to various legal and administrative proceedings which have arisen in the ordinary course of its business. Estimated losses are accrued for these proceedings when the loss is probable and can be estimated. The current liability for the estimated losses associated with these proceedings is not material to the Company's consolidated financial condition and those estimated losses are not expected to have a material impact on results of operations. Although the Company maintains what it believes is adequate insurance coverage to mitigate the risk of loss pertaining to covered matters, legal and administrative proceedings can be costly, time-consuming and unpredictable.

Although no assurance can be given, the Company does not believe that the final outcome of these matters, including costs to defend itself in such matters, will have a material adverse effect on the company's consolidated financial statements. Further, no assurance can be given that the amount or scope of existing insurance coverage will be sufficient to cover losses arising from such matters.

Master Video Lottery Terminal Contract

The current terms for the Twin River Casino Hotel and Tiverton Casino Hotel contracts with the Division of Lotteries of the Rhode Island Department of Revenue end on July 1, 2043. The Tiverton Casino Hotel contract was automatically assigned, pursuant to Rhode Island law, from Newport Grand to Tiverton Casino Hotel upon commencement of gaming operations at the Tiverton Casino Hotel.

In connection with the Company's joint venture with International Game Technology PLC ("IGT") a joint venture was organized as the Rhode Island VLT Company, LLC to supply the State of Rhode Island with all VLTs at both Bally's Twin River and Bally's Tiverton. Under the transaction agreement for the joint venture, dated December 21, 2022, the Company has agreed to pay $7.5 million to an affiliate of IGT, payable in two equal parts on or before June 15, 2023 and 2024, respectively.

Capital Expenditure Commitments

Bally's Atlantic City - As part of the regulatory approval process with the State of New Jersey, the Company committed to spend $100 million in capital expenditures over a five year period to invest in and improve the property. The commitment calls for expenditures of no less than $25 million each in 2021, 2022 and 2023 and $85 million in aggregate for 2021, 2022 and 2023. The remaining $15 million of committed capital must be spent over 2024 and 2025. From 2021 through 2025, no less than $35 million must be invested in the hotel and no less than $65 million must be invested in non-hotel projects.

Bally's Twin River - Per the terms of the Regulatory Agreement in Rhode Island, the Company is committed to invest $100 million in its Rhode Island properties over the term of the master contract through June 30, 2043, including an expansion and the addition of new amenities at Bally's Twin River.

City of Chicago Guaranty

In connection with the host community agreement, signed by Bally's Chicago Operating Company, LLC (the "Developer"), a wholly-owned indirect subsidiary of the Company, the Company provided the City of Chicago with a performance guaranty whereby the Company agreed to have and maintain available financial resources in an amount reasonably sufficient to allow the Developer to complete its obligations under the host community agreement. In addition, upon notice from the City of Chicago that the Developer has failed to perform various obligations under the host community agreement, the Company has indemnified the City of Chicago against any and all liability, claim or reasonable and documented expense the City of Chicago may suffer or incur by reason of any nonperformance of any of the Developer's obligations.

Sponsorship Commitments

The Company has entered into several sponsorship agreements, totaling $83.3 million over 15 years, with various professional sports leagues and teams, allowing the Company use of official league marks for branding and promotions, among other rights.

Collective Bargaining Agreements

As of December 31, 2022, the Company had approximately 10,500 employees. Most of the Company's employees in Rhode Island, Nevada and New Jersey are represented by a labor union and have collective bargaining agreements with the Company. As of such date, the Company had 29 collective bargaining agreements covering approximately 2,755 employees. All collective bargaining agreements are in good standing and have been renegotiated for a three or five year term. There can be no assurance that we will be able to extend or enter into replacement agreements. If the Company is able to extend or enter into replacement agreements, there can be no assurance as to whether the terms will be on comparable terms to the existing agreements.

21. SEGMENT REPORTING

The Company has three operating and reportable segments: Casinos & Resorts, North America Interactive and International Interactive. The "Other" category includes interest expense for the Company and certain unallocated corporate operating expenses and other adjustments, including eliminations of transactions among segments to reconcile to the Company's consolidated results including, among other expenses, share-based compensation, acquisition and other transaction costs and certain non-recurring charges. During the first quarter of 2022, the Company changed its methodology for allocating certain corporate operating expenses within general and administrative expense previously reported in "Other" to directly apply such costs to the segment supported. The prior year results presented below were reclassified to conform to the new segment presentation.

The Company's three reportable segments as of December 31, 2022 are:

Casinos & Resorts - Includes the Company's 15 casino and resort properties and one horse race track.

North America Interactive - A portfolio of sports betting, iGaming, and free-to-play gaming brands.

International Interactive - Gamesys' European and Asian operations.

As of December 31, 2022, the Company's operations were predominately in the US, Europe and Asia with a less substantive footprint in other countries world-wide. For geographical reporting purposes, revenue generated outside of the US has been aggregated into the International Interactive reporting segment, and consists primarily of revenue from the UK and Japan. Revenue generated from the UK and Japan represented approximately 25% and 12% of total revenue, respectively, during the year ended December 31, 2022, and approximately 11% and 6%, respectively, for the year ended December 31, 2021. The Company does not have any revenues from any individual customers that exceed 10% of total reported revenues.

The Company utilizes Adjusted EBITDA (defined below) as a measure of its performance. Management believes Adjusted EBITDA is representative of its ongoing business operations including its ability to service debt and to fund capital expenditures, acquisitions and operations, in addition to it being a commonly used measure of performance in the gaming industry and used by industry analysts to evaluate operations and operating performance.

The following table sets forth revenue and Adjusted EBITDA for the Company's three reportable segments and reconciles Adjusted EBITDA on a consolidated basis to net income (loss). The Other category is included in the following tables in order to reconcile the segment information to the Company's consolidated financial statements.

			Years Ended December 31,			
(in thousands)		2022		2021		2020
Revenue						
Casinos & Resorts	$	1,227,563	$	1,032,828	$	372,792
North America Interactive		81,700		38,352		—
International Interactive		946,442		251,263		—
Total	$	2,255,705	$	1,322,443	$	372,792
Adjusted EBITDA[(1)]						
Casinos & Resorts	$	345,617	$	317,705	$	89,913
North America Interactive		(65,729)		(12,413)		—
International Interactive		321,651		69,944		—
Other		(53,024)		(45,334)		(20,658)
Total		548,515		329,902		69,255
Operating income (expense)						
Depreciation and amortization		(300,559)		(144,786)		(37,842)
Transaction costs		(85,604)		(84,543)		(14,050)
Share-based compensation		(27,912)		(20,143)		(17,706)
Gain on sale-leaseback		50,766		53,425		—
Impairment charges		(463,978)		(4,675)		(8,659)
Other		(14,236)		(35,798)		(9,384)
(Loss) income from operations		(293,008)		93,382		(18,386)
Other income (expense)						
Interest expense, net of interest income		(208,153)		(117,924)		(62,636)
Other		46,692		(94,532)		6,211
Total other expense, net		(161,461)		(212,456)		(56,425)
Loss before provision for income taxes		(454,469)		(119,074)		(74,811)
Benefit for income taxes		28,923		4,377		69,324
Net loss	$	(425,546)	$	(114,697)	$	(5,487)

_____

(1) Adjusted EBITDA is defined as earnings, or loss, for the Company before interest expense, net of interest income, provision (benefit) for income taxes, depreciation and amortization, non-operating (income) expense, acquisition and other transaction related costs, share-based compensation, and certain other gains or losses as well as, when presented for our reporting segments, an adjustment related to the allocation of corporate cost among segments.

		Years Ended December 31,				
(in thousands)		**2022**		**2021**		**2020**
Capital Expenditures						
Casinos & Resorts	$	183,693	$	92,479	$	14,480
North America Interactive		6,635		172		—
International Interactive		12,392		4,166		—
Other		9,536		708		803
Total	$	212,256	$	97,525	$	15,283

Total assets are not regularly reviewed for each operating segment when assessing segment performance or allocating resources and accordingly, are not presented. As of December 31, 2022, the Company's long-lived assets located outside of the US, consisting primarily of goodwill and intangible assets, were aggregated into the International Interactive reporting segment as disclosed in Note 10 "Goodwill and Intangible Assets." Over 98% of property and equipment is located within the US.

22. EARNINGS (LOSS) PER SHARE

Diluted earnings per share includes the determinants of basic earnings per share and, in addition, reflects the dilutive effect of the common stock deliverable for stock options, using the treasury stock method, and for RSUs, RSAs and PSUs for which future service is required as a condition to the delivery of the underlying common stock.

		Years Ended December 31,			
		2022	**2021**	**2020**	
Net loss applicable to common stockholders	$	(425,546) $	(114,697) $	(5,487)	
Weighted average common shares outstanding, basic		58,111,699	49,643,991	31,315,151	
Weighted average effect of dilutive securities		—	—	—	
Weighted average common shares outstanding, diluted		58,111,699	49,643,991	31,315,151	
Per share data					
Basic	$	(7.32) $	(2.31) $	(0.18)	
Diluted	$	(7.32) $	(2.31) $	(0.18)	
Anti-dilutive shares excluded from the calculation of diluted earnings per share		5,188,388	5,015,803	4,919,326	

On November 18, 2020, the Company issued Penny Warrants, Performance Warrants and Options which participate in dividends with the Company's common stock subject to certain contingencies. In the period in which the contingencies are met, those instruments are participating securities to which income will be allocated using the two-class method. The Performance Warrants and Options do not participate in net losses. The Penny Warrants were considered exercisable for little to no consideration and are therefore included in basic shares outstanding at their issuance date. For the years ended December 31, 2022, 2021 and 2020, the shares underlying the Performance Warrants were anti-dilutive as certain contingencies were not met. Refer to Note 13 "Sinclair Agreement" for further information.

23. SUBSEQUENT EVENTS

On January 3, 2023, the Company completed a transaction for its Bally's Tiverton and Hard Rock Biloxi properties. Refer to Note 15 "Leases" for further information.

On January 5, 2023, the Company acquired BACA Limited, ("Casino Secret") a European based, online casino with one of the fastest growing brands in the market, for approximately €43.9 million. Due to the timing of the acquisition, the initial purchase accounting is incomplete. The Company will complete its initial allocation of purchase price to total net assets acquired in the first quarter of 2023. The results of Casino Secret will be reported within the Company's International Interactive segment.

On January 18, 2023, the Company announced a restructuring plan of the Interactive business intended to reduce operating costs and continue the Company's commitment to achieving profitable operations in its North America Interactive segment. The Company estimates that it will incur between $10 million to $15 million in charges in connection with the restructuring plan representing cash severance costs which the Company expects to incur in the first quarter of 2023.

ITEM 9. **CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE**

None.

ITEM 9A. **CONTROLS AND PROCEDURES**

Management's Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer (principal executive officer) and chief financial officer (principal financial officer), conducted an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the year ended December 31, 2022, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based on this evaluation, our chief executive officer and chief financial officer have concluded that during the period covered by this report, our disclosure controls and procedures were effective. Refer to the below for a discussion of the Company's remediation of previously reported material weaknesses.

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in our Exchange Act reports is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board, management and other personnel to provide reasonable assurance regarding the reliability of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013).

The Company completed its acquisition of Tropicana Las Vegas on September 26, 2022 and has not yet fully incorporated the internal controls and procedures of Tropicana Las Vegas into the Company's internal control over financial reporting. Therefore, management excluded Tropicana Las Vegas from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. This acquisition constituted approximately $326.8 million, or 5.2%, of the Company's total consolidated assets, and approximately $24.1 million, or 1.1%, of the Company's consolidated revenues as of and for the year ended December 31, 2022.

Based on our assessment, management believes that, as of December 31, 2022, the Company's internal control over financial reporting is effective based on these criteria.

Deloitte & Touche LLP, the Company's independent registered public accounting firm that audited the Consolidated Financial Statements for the year ended December 31, 2022, issued an attestation report on the Company's internal control over financial reporting which immediately follows this report.

Remediation of Previously Reported Material Weaknesses

As previously disclosed in Part II, 9A. Controls and Procedures in the Company's Form 10-K/A for the year ended December 31, 2021, subsequent to the filing of the Company's Annual Report on Form 10-K for the year ended December 31, 2021, management identified deficiencies in internal control over financial reporting that resulted in material weaknesses. Specifically, the Company did not appropriately design a control to monitor the functional currency assessment of its subsidiaries in accordance with ASC Topic 830, Foreign Currency Matters, specifically with regard to foreign currency held by a newly formed subsidiary to effectuate a large international acquisition. The Company did not record the foreign currency transaction loss through earnings as required by ASC Topic 830 and did not reassess this conclusion upon review of the accumulated other comprehensive loss account each subsequent period. This design deficiency contributed to the potential for there to have been material errors in the Company's financial statements and therefore resulted in the following material weaknesses:

- Risk Assessment— control deficiencies constituting a material weakness, either individually or in the aggregate, relating to identifying and assessing changes in the business that could impact the system of internal controls; and

- Control Activities— control deficiencies constituting a material weakness, either individually or in the aggregate, relating to: (i) designing controls that would address relevant risks identified through the assessment of changes in the business and (ii) operation at a level of precision to identify all potentially material errors.

The material weaknesses contributed to the correction of an error in the consolidated financial statements as originally filed for the year ended December 31, 2021, for which the Company concluded such error required an immaterial revision of the previously reported financial statements and related notes thereto.

In response to the material weaknesses in the Company's internal control over financial reporting, management enhanced its risk assessment to identify changes in its business that could impact the system of internal controls and implemented control activities related to the monitoring of foreign currency and the application of ASC 830. Management concluded that these controls were operating effectively at December 31, 2022.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2022, the Company completed its acquisition of Tropicana Las Vegas, as defined above. See Note 6 "Business Combinations" included in Part II. Item 8 of this Annual Report on Form 10-K for a discussion of the acquisition and related financial data. The Company is currently in the process of integrating Tropicana Las Vegas' internal controls over financial reporting and except for its inclusion and the remediation of the previously reported material weakness described above, there has been no change in our internal control over financial reporting that occurred during the fourth quarter of 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Bally's Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Bally's Corporation and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated March 1, 2023, expressed an unqualified opinion on those financial statements.

As described in Management's Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at the Tropicana Las Vegas Hotel and Casino, Inc., which was acquired on September 26, 2022, whose financial statements constitute approximately 5.2%, of the Company's total consolidated assets and approximately 1.1% of the Company's consolidated net revenues as of and for the year ended December 31, 2022. Accordingly, our audit did not include the internal control over financial reporting at the Tropicana Las Vegas Hotel and Casino, Inc.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP
New York, New York
March 1, 2023

ITEM 9B.   OTHER INFORMATION

None.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item will be contained in our Definitive Proxy Statement on Schedule 14A for our Annual Meeting of Stockholders to be held on May 17, 2023 (the "2023 Proxy Statement") and is incorporated herein by this reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item will be contained in the 2023 Proxy Statement and is incorporated herein by this reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item will be contained in the 2023 Proxy Statement and is incorporated herein by this reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item will be contained in the 2023 Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item will be contained in the 2023 Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBIT AND FINANCIAL STATEMENT SCHEDULES

(2) Documents filed as a part of this Annual Report on Form 10-K.

1. *Financial Statements.* The Financial Statements filed as part of this Annual Report on Form 10-K are listed in the Index to Financial Statements in "Item 8. Financial Statements and Supplementary Data."

2. *Financial Statement Schedules.* All schedules have been omitted because they are either not required or the information required is included in our consolidated financial statements or the notes thereto included in Item 8 hereof.

3. *Exhibits.* The exhibits filed as part of this Annual Report on Form 10-K are listed in the Exhibit Index immediately following "Item 16. Form 10-K Summary," which is incorporated herein by reference.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
2.1#	Transaction Agreement, dated July 22, 2018, among Dover Downs Gaming & Entertainment, Inc., Twin River Worldwide Holdings, Inc. and Double Acquisition Corp., including the amendment dated October 8, 2018 (incorporated by reference to Exhibit 2.1 to the Company's Registration Statement on Form S-4 (File No. 333-228973) filed on December 21, 2018)
2.2#	Equity Purchase Agreement, dated July 10, 2019, by and among Isle of Capri Casinos LLC, IOC-Vicksburg, Inc. and IOC-Vicksburg, L.L.C., Rainbow Casino Vicksburg Partnership, L.P., IOC-Kansas City, Inc., Twin River Management Group, Inc., Premier Entertainment Vicksburg, LLC, and, solely for purposes of Section 1.5, Section 4.17, Section 4.21, Section 4.22 and Section 8.19, Eldorado Resorts, Inc., and solely for purposes of Section 1.5 and Section 8.20, Twin River Worldwide Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Form 8-K (File No. 001-38850) filed July 11, 2019)
2.3	Equity Purchase Agreement, dated April 24, 2020, among Twin River Worldwide Holdings, Inc., Twin River Management Group, Inc., Eldorado Resorts, Inc. and certain affiliates of each of Twin River Worldwide Holdings, Inc. and Eldorado Resorts, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K (File No. 001-38850) filed April 24, 2020)
2.4	Equity Purchase Agreement, dated September 30, 2020, among Twin River Worldwide Holdings, Inc., Twin River Management Group, Inc., The Rock Island Boatworks, Inc. and certain affiliates of each of Twin River Worldwide Holdings, Inc. and The Rock Island Boatworks, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K (File No. 001-38850) filed October 1, 2020)
2.5	Amendment No. 2 to the Equity Purchase Agreement, dated November 20, 2020, among the Company, Eldorado Resorts, Inc. and certain of their affiliates (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K (File No. 001-38850) filed November 24, 2020)
2.6	Rule 2.7 Announcement, dated April 13, 2021 (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K (File No. 001-38850) filed on April 13, 2021)
3.1	Fifth Amended and Restated Certificate of Incorporation of Bally's Corporation (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-38850) filed on November 9, 2021)
3.2	Amended and Restated Bylaws of Bally's Corporation (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K (File No. 001-38850) filed October 7, 2021)
4.1	Form of Certificate of Common Stock of Twin River Worldwide Holdings, Inc. (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
4.2	Indenture, dated as of August 20, 2021, among Premier Entertainment Sub, LLC, Premier Entertainment Finance Corp. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K (File No. 001-38850) filed on August 20, 2021)
4.3	First Supplemental Indenture, dated as of October 1, 2021, among Premier Entertainment Sub, LLC, Premier Entertainment Finance Corp., the guarantors party thereto and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K (File No. 001-38850) filed on October 7, 2021)
4.4*	Second Supplemental Indenture, dated as of April 13, 2022, among the guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee
4.5*	Third Supplemental Indenture, dated as of December 30, 2022, among the guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee

Exhibit Number	Description of Exhibit
4.6	Description of Registrant's Securities (incorporated by reference to Exhibit 4.4 to the Company's Annual Report on Form 10-K (File No. 001-38850) filed on March 1, 2022)
4.7	Form of Warrant (incorporated by reference to Exhibit 4.6 to the Company's Annual Report on Form 10-K (File No. 001-38850) filed on March 10, 2021)
4.8	Form of Option Agreement (incorporated by reference to Exhibit 4.7 to the Company's Annual Report on Form 10-K (File No. 001-38850) filed on March 10, 2021)
10.1	License Agreement, dated May 15, 2003, by and between Hard Rock Hotel Licensing, Inc., Premier Entertainment Biloxi LLC, and Premier Entertainment, LLC (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.2	First Letter Agreement, dated April 4, 2006, by and between Hard Rock Hotel Licensing, Inc., Premier Entertainment Biloxi LLC, and Premier Entertainment, LLC (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.3	First Amendment to Hard Rock License Agreement, dated May 10, 2007, by and between Hard Rock Hotel Licensing, Inc., Premier Entertainment Biloxi LLC, and Premier Entertainment Biloxi LLC (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.4	Second Amendment to Hard Rock License Agreement, dated July 10, 2014, by and between Hard Rock Hotel Licensing, Inc., Premier Entertainment Biloxi LLC, and Premier Entertainment Biloxi LLC, and Twin River Management Group, Inc. (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.5	Master Video Lottery Terminal Contract, dated July 18, 2005, by and between the Division of Lotteries of the Rhode Island Department of Administration and UTGR, Inc. (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.6	First Amendment to Master Video Lottery Terminal Contract, dated November 4, 2010, by and between the Division of Lotteries of the Rhode Island Department of Revenue (f/k/a the Division of Lotteries of the Rhode Island Department of Administration) and UTGR, Inc. (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.7	Second Amendment to Master Video Lottery Terminal Contract, dated May 3, 2012, by and between the Division of Lotteries of the Rhode Island Department of Revenue (f/k/a the Division of Lotteries of the Rhode Island Department of Administration) and UTGR, Inc. (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.8	Third Amendment to Master Video Lottery Terminal Contract, dated September 18, 2012, by and between the Division of Lotteries of the Rhode Island Department of Revenue (f/k/a the Division of Lotteries of the Rhode Island Department of Administration) and UTGR, Inc. (incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.9	Fourth Amendment to Master Video Lottery Terminal Contract, dated July 1, 2014, by and between the Division of Lotteries of the Rhode Island Department of Revenue (f/k/a the Division of Lotteries of the Rhode Island Department of Administration) and UTGR, Inc. (incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.10	Fifth Amendment to Master Video Lottery Terminal Contract, dated May 2, 2017, by and between the Division of Lotteries of the Rhode Island Department of Revenue (f/k/a the Division of Lotteries of the Rhode Island Department of Administration) and UTGR, Inc. (incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)

Exhibit Number	Description of Exhibit
10.11	Sixth Amendment to Master Video Lottery Terminal Contract, dated May 3, 2017, by and between the Division of Lotteries of the Rhode Island Department of Revenue (f/k/a the Division of Lotteries of the Rhode Island Department of Administration) and UTGR, Inc. (incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.12	Seventh Amendment to Master Video Lottery Terminal Contract, dated March 12, 2018, by and between the Division of Lotteries of the Rhode Island Department of Revenue (f/k/a the Division of Lotteries of the Rhode Island Department of Administration) and UTGR, Inc. (incorporated by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.13	Eighth Amendment to Master Video Lottery Terminal Contract, dated February 17, 2022, by and between the Division of Lotteries of the Rhode Island Department of Revenue (f/k/a the Division of Lotteries of the Rhode Island Department of Administration) and UTGR, Inc. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (File 001-38850) filed on February 24, 2022)
10.14	Master Video Lottery Terminal Contract, dated November 23, 2005, by and between the Division of Lotteries of the Rhode Island Department of Revenue (f/k/a the Division of Lotteries of the Rhode Island Department of Administration) and Newport Grand Jai Alai, LLC (incorporated by reference to Exhibit 10.13 to the Company's Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.15	First Amendment to Master Video Lottery Terminal Contract, dated January 25, 2006, by and between the Division of Lotteries of the Rhode Island Department of Revenue (f/k/a the Division of Lotteries of the Rhode Island Department of Administration) and Newport Grand Jai Alai, LLC (incorporated by reference to Exhibit 10.14 to the Company's Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.16	First Amendment to Master Video Lottery Terminal Contract, as previously amended, dated December 21, 2010, by and between the Division of Lotteries of the Rhode Island Department of Revenue (f/k/a the Division of Lotteries of the Rhode Island Department of Administration) and Newport Grand, LLC (f/k/a Newport Grand Jai Alai, LLC) (incorporated by reference to Exhibit 10.15 to the Company's Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.17	Second Amendment to Master Video Lottery Terminal Contract, dated May 31, 2012, by and between the Division of Lotteries of the Rhode Island Department of Revenue (f/k/a the Division of Lotteries of the Rhode Island Department of Administration) and Newport Grand, LLC (f/k/a Newport Grand Jai Alai, LLC) (incorporated by reference to Exhibit 10.16 to the Company's Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.18	Third Amendment to Master Video Lottery Terminal Contract, dated May 1, 2013, by and between the Division of Lotteries of the Rhode Island Department of Revenue (f/k/a the Division of Lotteries of the Rhode Island Department of Administration) and Newport Grand, LLC (f/k/a Newport Grand Jai Alai, LLC) (incorporated by reference to Exhibit 10.17 to the Company's Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.19	Fourth Amendment to Master Video Lottery Terminal Contract, dated July 14, 2015, by and between the Division of Lotteries of the Rhode Island Department of Revenue (f/k/a the Division of Lotteries of the Rhode Island Department of Administration) and Premier Entertainment II, LLC, d/b/a Newport Grand (assignee of Newport Grand, LLC (f/k/a Newport Grand Jai Alai, LLC)) (incorporated by reference to Exhibit 10.18 to the Company's Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.20	Fifth Amendment to Master Video Lottery Terminal Contract, dated May 2, 2017, by and between the Division of Lotteries of the Rhode Island Department of Revenue (f/k/a the Division of Lotteries of the Rhode Island Department of Administration) and Premier Entertainment II, LLC, d/b/a Newport Grand (assignee of Newport Grand, LLC (f/k/a Newport Grand Jai Alai, LLC)) (incorporated by reference to Exhibit 10.19 to the Company's Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)

Exhibit Number	Description of Exhibit
10.21	Sixth Amendment to Master Video Lottery Terminal Contract, dated March 12, 2018, by and among the Division of Lotteries of the Rhode Island Department of Revenue (f/k/a the Division of Lotteries of the Rhode Island Department of Administration), Premier Entertainment II, LLC, d/b/a Newport Grand (assignee of Newport Grand, LLC (f/k/a Newport Grand Jai Alai, LLC)) and Twin-River Tiverton, LLC (incorporated by reference to Exhibit 10.20 to the Company's Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.22	Seventh Amendment to Master Video Lottery Terminal Contract, dated September 13, 2018, by and among the Division of Lotteries of the Rhode Island Department of Revenue (f/k/a the Division of Lotteries of the Rhode Island Department of Administration), Premier Entertainment II, LLC, d/b/a Newport Grand (assignee of Newport Grand, LLC (f/k/a Newport Grand Jai Alai, LLC)) and Twin-River Tiverton, LLC (incorporated by reference to Exhibit 10.21 to the Company's Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.23	Assignment, Assumption and Amendment of Master Video Lottery Terminal Contract, dated September 13, 2018, by and between Premier Entertainment II, LLC and Twin River-Tiverton LLC (incorporated by reference to Exhibit 10.22 to the Company's Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.24	Eighth Amendment to Master Video Lottery Terminal Contract, dated February 17, 2022, by and among the Division of Lotteries of the Rhode Island Department of Revenue (f/k/a the Division of Lotteries of the Rhode Island Department of Administration), Premier Entertainment II, LLC, d/b/a Newport Grand (assignee of Newport Grand, LLC (f/k/a Newport Grand Jai Alai, LLC)) and Twin-River Tiverton, LLC (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K (File 001-38850) filed on February 24, 2022)
10.25	Agreement, dated October 4, 2017, by and between Dover Downs, Inc. and Delaware Standardbred Owners Association (incorporated by reference to Exhibit 10.23 to the Company's Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.26**	BLB Worldwide Holdings, Inc. 2010 Stock Option Plan (incorporated by reference to Exhibit 10.24 to the Company's Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.27**	Amendment to 2010 BLB Worldwide Holdings, Inc. Stock Option Plan, effective June 17, 2014 (incorporated by reference to Exhibit 10.25 to the Company's Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.28**	Twin River Worldwide Holdings, Inc. 2015 Stock Incentive Plan (incorporated by reference to Exhibit 10.27 to the Company's Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.29**	Bally's Corporation 2021 Equity Incentive Plan (incorporated by reference to Annex B to the Registrant's Definitive Proxy Statement on Schedule 14A (File No. 001-38850) filed April 8, 2021)
10.30**	Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.28 to the Company's Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.31**	Form of Restricted Stock Unit Award Agreement (Performance-Based) (incorporated by reference to Exhibit 10.29 to the Company's Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.32**	Form Restricted Stock Unit Award Agreement (Performance-Based) (incorporated by reference to Exhibit 10.39 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2019 (File No. 001-38850) filed on March 13, 2020)
10.33**	Form Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.40 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2019 (File No. 001-38850) filed on March 13, 2020)

Exhibit Number	Description of Exhibit
10.34**	Employment Agreement, effective as of March 29, 2016, by and between Twin River Management Group, Inc. and George Papanier (incorporated by reference to Exhibit 10.31 to the Company's Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.35**	Amendment No 1. to Employment Agreement, dated as of January 13, 2020, by and among Twin River Worldwide Holdings, Inc. and George Papanier (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K (File No. 001-38850) filed on January 16, 2020)
10.36**	Amendment No. 2 Employment Agreement, January 20, 2021, by and between Bally's Corporation and George Papanier (incorporated by reference to Exhibit 10.37 to the Company's Annual Report on Form 10-K for the year ended December 31, 2020 (File No. 001-38850) filed on March 10, 2021)
10.37**	Amendment No. 3 to Employment Agreement, dated February 13, 2023, by and between Bally's Corporation and George Papanier (incorporated by reference to Exhibit 10.3 to the Company's Form 8-K (File No. 001-38850) filed on February 13, 2023)
10.38**	Separation Agreement and Release, dated March 11, 2022 by and between Bally's Corporation and Stephen Capp (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K (File No. 001-38850) filed March 14, 2022)
10.39**	Employment Agreement, dated March 11, 2022, by and between Bally's Corporation and Robert Lavan (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K (File No. 001-38850) filed March 14, 2022)
10.40**	Employment Agreement, effective July 10, 2013, by and between Twin River Management Group, Inc. and Craig L. Eaton (incorporated by reference to Exhibit 10.41 to the Company's Annual Report on Form 10-K for the year ended December 31, 2019 (File No. 001-38850) filed on March 13, 2020)
10.41**	Form of Lee Fenton Service Agreement, effective October 1, 2021 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-38850) filed on October 7, 2021)
10.42**	Form of Robeson Reeves Service Agreement, effective October 1, 2021 (incorporated by reference to Exhibit 10.44 to the Company's Annual Report on Form 10-K (File No. 001-38850) filed on March 1, 2022
10.43** *	Amendment No. 1 to Service Agreement, dated June 1, 2022, by and between Bally's Corporation and Robeson Reeves
10.44**	Amendment No. 2 to Service Agreement, dated February 13, 2023, by and between Bally's Corporation and Robeson Reeves (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K (File No. 001-38850) filed on February 13, 2023)
10.45** *	Form of Kim Barker Lee Employment Agreement, effective December 7, 2022
10.46**	Separation Agreement and Release, dated February 13, 2023, by and between Bally's Corporation and Lee Fenton (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K (File No. 001-38850) filed February 13, 2023)
10.47	Credit Agreement, dated October 1, 2021, among Bally's Corporation, the subsidiary guarantors party thereto, the lenders party thereto and Deutsche Bank AG New York Branch, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File 001-38850) filed on October 7, 2021)

Exhibit Number	Description of Exhibit
10.48	Amended and Restated Regulatory Agreement, dated February 17, 2022, by and among the Rhode Island Department of Business Regulation, the Division of Lotteries of the Rhode Island Department of Revenue, Bally's Corporation, Twin River Management Group, Inc., UTGR, Inc. and Twin River-Tiverton, LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File 001-38850) filed on February 24, 2022)
10.49**	Bally's Corporation 2021 Equity Incentive Plan - Performance Unit Award Agreement (incorporated by reference to Exhibit 10.47 to the Company's Annual Report on Form 10-K (File No. 001-38850) filed on March 1, 2022
10.50**	Bally's Corporation 2021 Equity Incentive Plan - Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.48 to the Company's Annual Report on Form 10-K (File No. 001-38850) filed on March 1, 2022
21.1*	Schedule of Subsidiaries
23.1*	Consent of Independent Public Accounting Firm
31.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1*	Description of Government Regulations
101.INS	Inline XBRL Instance Document - the instance document does not appear in the interactive data file because XBRL tags are embedded within the inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	The cover page from Bally's Corporation's Annual Report on Form 10-K for the year ended December 31, 2022, formatted in inline XBRL contained in Exhibit 101

#	As permitted under Item 601(a)(5) of Regulation S-K, the exhibits and schedules to this exhibit are omitted from this filing. The Company agrees to furnish a supplemental copy of any omitted exhibit or schedule to the SEC upon its request.
*	Filed herewith.
**	Management contracts or compensatory plans or arrangements.

ITEM 16.   FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 1, 2023.

BALLY'S CORPORATION

By: /s/ ROBERT M. LAVAN
Robert M. Lavan
Chief Financial Officer
(Principal Financial and Accounting Officer)

By: /s/ LEE D. FENTON
Lee D. Fenton
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ LEE D. FENTON Lee D. Fenton	President, Chief Executive Officer and Director (Principal Executive Officer)	March 1, 2023
/s/ ROBERT M. LAVAN Robert M. Lavan	Chief Financial Officer (Principal Financial and Accounting Officer)	March 1, 2023
/s/ SOOHYUNG KIM Soohyung Kim	Chairman	March 1, 2023
/s/ TERRENCE DOWNEY Terrence Downey	Director	March 1, 2023
/s/ TRACY HARRIS Tracy Harris	Director	March 1, 2023
/s/ GEORGE T. PAPANIER George T. Papanier	Director	March 1, 2023
/s/ JAYMIN B. PATEL Jaymin B. Patel	Director	March 1, 2023
/s/ ROBESON M. REEVES Robeson M. Reeves	Director	March 1, 2023
/s/ JEFFREY W. ROLLINS Jeffrey W. Rollins	Director	March 1, 2023
/s/ WANDA Y. WILSON Wanda Y. Wilson	Director	March 1, 2023

Exhibit 21.1

BALLY'S CORPORATION

Subsidiary Name	State or Other Jurisdiction of Incorporation
Association of Volleyball Professionals, LLC	Delaware
AVA Entertainment Limited Partnership	California
Aztar Indiana Gaming Company, LLC	Indiana
Bally's Canada Inc.	Ontario
Bally's Chicago Holding Company, LLC	Delaware
Bally's Chicago Operating Company, LLC	Delaware
Bally's Chicago, Inc.	Delaware
Bally's Estonia OU	Estonia
Bally's Finance Corporation Limited	Malta
Bally's Foundation North America, Inc.	Delaware
Bally's Holdings Limited	Jersey
Bally's Holdings UK Limited	Jersey
Bally's Interactive Maryland, LLC	Delaware
Bally's Interactive, LLC	Delaware
Bally's Pennsylvania, LLC	Delaware
Bally's Premier Interactive ULC	British Columbia, Canada
Bally's-Galaxy Acquisition Corp.	Delaware
BetWorks (US) LLC	Nevada
Cryptologic Operations Limited	Malta
Degree 53 Limited	United Kingdom
Dover Downs, Inc.	Delaware
Dual-Pro LIC TLV, LLC	Nevada
Dumarca Asia Limited	Hong Kong
Dumarca Gaming Limited	Malta
Dumarca Holdings Limited	Malta
Dumarca Live Limited	Malta
Dumarca Services Limited	Malta
Entertaining Play Limited	Gibraltar
Fantasy Draft Player Funds, LLC	Delaware
Fantasy Draft, LLC	Delaware
Fantasy Sports Shark, LLC d/b/a Monkey Knife Fight	Delaware
Fifty States Limited	Isle of Man
Games Spain Operations, S.A.	Ceuta
Gamesys Group (Holdings) Limited	Jersey
Gamesys Group Limited	United Kingdom
Gamesys Jersey Limited	Jersey
Gamesys Limited	United Kingdom
Gamesys Network Limited	Malta
Gamesys Operations Limited	Gibraltar
Gamesys Spain S.A.	Ceuta
Gamesys US LLC	Delaware
Golden Hero Group Ltd.	Bahamas
Horses Mouth Limited d/b/a SportCaller	Ireland

Subsidiary Name	State or Other Jurisdiction of Incorporation
Interstate Racing Association, LLC	Colorado
Intertain Financial Services AB	Sweden
IOC-Kansas City, Inc. d/b/a Casino KC	Missouri
Jackpotjoy Operations Ltd.	Bahamas
Jet Media Limited	Gibraltar
Joker Gaming, LLC d/b/a Live at the bike	California
JPJ Group Holdings Limited	Jersey
JPJ Group Jersey Finance Limited	Jersey
JPJ Holding II Limited	Jersey
JPJ Holding Jersey Limited	Jersey
JPJ Jersey Limited	Jersey
JPJ Maple II Limited	Malta
JPJ Maple Media Limited	British Columbia, Canada
JPJ Spain Operations S.A.	Spain
Leisure Spin Limited	Gibraltar
Libita Group Ltd.	Isle of Man
Luxembourg Investment Company 192 SarL	Luxembourg
MB Development, LLC	Nevada
Mice and Dice Limited	United Kingdom
Mile High USA, LLC	Delaware
Nozee Ltd.	Gibraltar
Premier Entertainment AC, LLC d/b/a Bally's Atlantic City Hotel & Casino	New Jersey
Premier Entertainment Biloxi LLC	Delaware
Premier Entertainment Black Hawk, LLC d/b/a Mardi Gras Casino, Golden Gates Casino and Golden Gulch Casino	Colorado
Premier Entertainment Finance Corp.	Delaware
Premier Entertainment II, LLC d/b/a Newport Grand	Delaware
Premier Entertainment III, LLC d/b/a/ Dover Downs Hotel and Casino	Delaware
Premier Entertainment Louisiana I, LLC d/b/a Eldorado Resort Casino Shreveport	Delaware
Premier Entertainment Parent, LLC	Delaware
Premier Entertainment Shreveport, LLC	Louisiana
Premier Entertainment Sub, LLC	Delaware
Premier Entertainment Tahoe, LLC	Nevada
Premier Entertainment Vicksburg, LLC d/b/a Casino Vicksburg	Delaware
Profitable Play Limited	Gibraltar
Racing Associates of Colorado, Ltd.	Colorado
Rock Island Foodservice, LLC	Illinois
Silverspin AB	Sweden
Solid (IOM) Limited	Isle of Man
Solid Innovations Limited	Gibraltar
Solid Services Limited	Isle of Man
Sportsoft Solutions Inc.	British Columbia, Canada
Stockwell Ltd.	Isle of Man
Telescope EMEA S.L.	Spain
Telescope Inc.	Delaware

Subsidiary Name	State or Other Jurisdiction of Incorporation
Telescope UK Ltd	United Kingdom
The Intertain Group Finance LLC	Delaware
The Intertain Group Limited	Ontario, Canada
The Rock Island Boatworks, LLC	Illinois
The Shops at Tropicana Las Vegas, LLC	Nevada
TR Black Hawk Promotional Association I	Colorado
Tropicana Las Vegas Hotel and Casino, Inc.	Delaware
Tropicana Las Vegas Intermediate Holdings, Inc.	Delaware
Tropicana Las Vegas, Inc.	Nevada
Twin River – Tiverton, LLC d/b/a Tiverton Casino Hotel	Delaware
Twin River Management Group, Inc.	Delaware
UTGR, Inc. d/b/a Twin River Casino Hotel	Delaware
WagerLogic Bahamas Ltd.	Bahamas
WagerLogic Malta Holding Limited	Malta

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-228973 on Form S-4, Registration Statement Nos. 333-263437, 333-256435, and 333-230675 on Form S-8, and Registration Statement Nos. 333-254450 and 333-254448 on Form S-3 of our reports dated March 1, 2023, relating to the consolidated financial statements of Bally's Corporation and the effectiveness of Bally's Corporation's internal control over financial reporting appearing in this Annual Report on Form 10-K for the year ended December 31, 2022.

/s/ Deloitte & Touche LLP

New York, New York

March 1, 2023

Exhibit 31.1

BALLY'S CORPORATION

CERTIFICATION

I, Lee D. Fenton, certify that:

1.   I have reviewed this Annual Report on Form 10-K of Bally's Corporation;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 1, 2023   By: /s/ LEE D. FENTON
                                                                   Lee D. Fenton
                                                                   Chief Executive Officer

Exhibit 31.2

BALLY'S CORPORATION

CERTIFICATION

I, Robert M. Lavan, certify that:

1. I have reviewed this Annual Report on Form 10-K of Bally's Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 1, 2023   By: /s/ ROBERT M. LAVAN
                                                              Robert M. Lavan
                                                              Chief Financial Officer
                                                              (Principal Financial Officer)

Exhibit 32.1

BALLY'S CORPORATION

CERTIFICATION

In connection with the Annual Report of Bally's Corporation (the "Company") on Form 10-K for the year ended December 31, 2022 (the "Report"), as filed with the Securities and Exchange Commission, I, Lee D. Fenton, Chief Executive Officer of the Company, hereby certify as of the date hereof, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates and for the periods indicated.

Date: March 1, 2023   By: /s/ LEE D. FENTON
                                                                        Lee D. Fenton
                                                                        Chief Executive Officer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and will not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, except to the extent that the Company specifically incorporates it by reference.

Exhibit 32.2

BALLY'S CORPORATION

CERTIFICATION

In connection with the Annual Report of Bally's Corporation (the "Company") on Form 10-K for the year ended December 31, 2022 (the "Report"), as filed with the Securities and Exchange Commission, I, Robert M. Lavan, Chief Financial Officer of the Company, hereby certify as of the date hereof, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates and for the periods indicated.

Date: March 1, 2023   By: /s/ ROBERT M. LAVAN
                                                            Robert M. Lavan
                                                            Chief Financial Officer
                                                            (Principal Financial Officer)

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and will not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, except to the extent that the Company specifically incorporates it by reference.

Exhibit 99.1

Description of Governmental Regulations

General

The ownership, operation, and management of our gaming, betting and racing facilities (generically referred to herein as "gaming") are subject to significant regulation under the laws, rules and regulations of each of the jurisdictions in which we operate. Gaming laws and regulations are generally based upon declarations of public policy designed to protect gaming consumers and the viability and integrity of the gaming industry. The continued growth and success of gaming is dependent upon public confidence, and gaming laws protect gaming consumers and the viability and integrity of the gaming industry, including prevention of cheating and fraudulent practices. Gaming laws also may be designed to protect and maximize state and local revenues derived through taxes and licensing fees imposed on gaming industry participants, as well as to enhance economic development and tourism. To accomplish these public policy goals, gaming laws establish stringent procedures to ensure that participants in the gaming industry meet certain suitability standards. In addition, gaming laws require gaming industry participants to:

- ensure that unsuitable individuals and organizations have no role in gaming operations;
- establish procedures designed to prevent cheating and fraudulent practices;
- establish and maintain anti-money laundering practices and procedures;
- establish and maintain responsible accounting practices and procedures;
- maintain effective controls over their financial practices, including establishing minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues;
- maintain systems for reliable record keeping;
- file periodic reports with gaming regulators and maintain certain minimum internal controls;
- establish programs to promote responsible gaming; and
- enforce minimum age requirements.

Typically, a state regulatory environment is established by statute and underlying regulations and is administered by one or more regulatory agencies with broad discretion to regulate the affairs of owners and other persons with financial interests in gaming operations. Among other things, gaming authorities in the various jurisdictions in which we operate:

- adopt, interpret and enforce gaming laws and regulations;
- impose disciplinary sanctions for violations, including fines and penalties;
- review the character and fitness of participants in gaming operations and make determinations regarding their suitability or qualification for licensure;
- grant licenses for participation in gaming operations;
- collect and review reports and information submitted by participants in gaming operations;
- in the case of Rhode Island and Delaware, collect proceeds from our operations and provide us with commissions based on such proceeds;
- review and approve certain transactions, such as acquisitions or change-of-control transactions of gaming industry participants, securities offerings and debt transactions engaged in by such participants; and
- establish and collect fees and taxes in jurisdictions where applicable.

Any change in the laws or regulations of a gaming jurisdiction could adversely affect our gaming operations.

Licensing and Suitability Determinations

Gaming laws require us, each of our subsidiaries engaged in gaming operations, certain of our directors, officers and employees, and in some cases, certain of our shareholders and holders of our debt securities, to obtain licenses or findings of suitability from gaming authorities. Licenses or findings of suitability typically require a determination that the applicant qualifies or is suitable to hold the license. Gaming authorities have broad discretion in determining whether an applicant qualifies for licensing or should be deemed suitable. Subject to certain administrative proceeding requirements, the gaming regulators have the authority to deny any application or limit, condition, restrict, revoke or suspend any license, registration, finding of suitability or approval, or fine any person licensed, registered or found suitable or approved. Criteria used in determining whether to grant or renew a license or finding of suitability, while varying between jurisdictions, generally include consideration of factors such as:

- the character, honesty and integrity of the applicant;

- the financial stability, integrity and responsibility of the applicant, including whether the operation is adequately capitalized in the state and exhibits the ability to maintain adequate insurance levels;

- the quality of the applicant's casino facilities;

- the amount of revenue to be derived by the applicable state from the operation of the applicant's casino;

- the applicant's practices with respect to minority hiring and training; and

- the effect on competition and general impact on the community.

In evaluating individual applicants, gaming authorities consider the individual's business experience and reputation for good character, the individual's criminal history and the character of those with whom the individual associates.

Some gaming jurisdictions limit the number of licenses granted to operate casinos within the state, and some states limit the number of licenses granted to any one gaming operator. Licenses under gaming laws are generally not transferable without regulatory approval. Licenses in most of the jurisdictions in which we conduct gaming operations are granted for limited durations and require renewal from time to time. There can be no assurance that any of our licenses will be renewed. The failure to renew any of our licenses could have adversely affect our gaming operations.

In addition to us and our direct and indirect subsidiaries engaged in gaming operations, gaming authorities may investigate any individual who has a material relationship to or material involvement with any of our entities to determine whether such individual is suitable or should be licensed. Our officers, directors and certain key employees must file applications with the gaming authorities in various jurisdictions to be qualified, licensed, or found suitable. Qualification, licensure and suitability determinations require submission of detailed personal and financial information followed by a thorough investigation. The applicant must pay all the costs of the investigation. Changes in licensed positions must be reported to gaming authorities and in addition to their authority to deny an application for licensure, qualification or a finding of suitability, gaming authorities have jurisdiction to disapprove a change in a corporate position.

If one or more gaming authorities were to find that an officer, director or key employee fails to qualify or is unsuitable for licensing or unsuitable to continue having a relationship with us, we would be required to sever all relationships with such person. In addition, gaming authorities may require us to terminate the employment of any person who refuses to file appropriate applications.

Moreover, in many jurisdictions, certain of our shareholders may be required to undergo a suitability investigation similar to that described above. Many jurisdictions require any person who acquires beneficial ownership of more than a certain percentage of our voting securities, typically 5%, to report the acquisition to gaming authorities, and gaming authorities may require such holders to apply for qualification or a finding of suitability. Most gaming authorities, however, allow an "institutional investor" to apply for a waiver or reduced disclosure obligation. An "institutional investor" is generally defined as an investor acquiring and holding voting securities in the ordinary course of business as an institutional investor for passive investment purposes only, and not for the purpose of causing, directly or indirectly, the election of a member of our board of directors, any change in our corporate charter, bylaws, management, policies or operations, or those of any of our gaming affiliates, or the taking of any other action which gaming authorities find to be inconsistent with holding our voting securities for passive investment purposes only. Even if a waiver or reduced disclosure obligation is granted, an institutional investor generally may not take any action inconsistent with its status when the waiver was granted without once again becoming subject to the foregoing reporting and application obligations.

Generally, any person who fails or refuses to apply for a finding of suitability or a license within the time period mandated by the applicable gaming laws may be denied a license or found unsuitable, as applicable. Any shareholder found unsuitable or denied a license and who holds, directly or indirectly, any beneficial ownership of our voting securities beyond such period of time, as may be prescribed by the applicable gaming authorities, may be guilty of a criminal offense. Pursuant to our bylaws, if a shareholder were to be found by an applicable gaming authority to be an unsuitable person, or if the Board were otherwise to determine that a shareholder is an unsuitable person under applicable gaming laws, then the Company may, subject to compliance with its bylaws, redeem such shareholder's voting securities. In addition, in these circumstances, until such voting securities are owned by suitable shareholders:

- we would not be required or permitted to pay any dividend, payment, distribution or interest with respect to such voting securities,

- the unsuitable shareholder holder would not be entitled to exercise any voting rights in respect of such voting securities,

- we would not pay any remuneration in any form to the holder of such voting securities (other than, if applicable, the redemption price for such securities),

- an unsuitable shareholder may not be engaged as an employee, officer, or director, and may not provide any services to us or any of our subsidiaries, and

- all other rights (including economic and voting rights) of such unsuitable persons in respect of the voting securities would be suspended.

The gaming jurisdictions in which we operate also require that suppliers of certain goods and services to gaming industry participants be licensed or qualified, and require us to purchase and lease gaming equipment, and certain supplies and services only from licensed or qualified suppliers.

Violations of Gaming Laws

If we or our subsidiaries violate applicable gaming laws, our gaming licenses could be limited, conditioned, suspended or revoked by gaming authorities, and we and any other persons involved could be subject to substantial fines. Further, a supervisor or conservator can be appointed by gaming authorities to operate our gaming properties, or in some jurisdictions, take title to our gaming assets in the jurisdiction, and under certain circumstances, earnings generated during such appointment could be forfeited to the applicable state or states. Furthermore, violations of laws in one jurisdiction could result in disciplinary action in other jurisdictions. As a result, violations by us of applicable gaming laws could adversely affect our gaming operations.

Some gaming jurisdictions prohibit certain types of political activity by a gaming licensee, its officers, directors and key employees. A violation of such a prohibition may subject the offender to criminal and/or disciplinary action.

Reporting and Recordkeeping Requirements

We are required to submit detailed financial and operating reports and furnish any other information about us or our subsidiaries, as required by various laws and regulations. Under federal law, we are required to record and submit detailed reports of currency transactions involving greater than $10,000 at our casinos as well as any suspicious activity that may occur at such facilities. Certain jurisdictions require logging, reporting, and/or review of transactions and winning wagers over certain amounts. We are required to maintain a current stock ledger which may be examined by gaming authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to gaming authorities. A failure to make such disclosure may be grounds for finding the record holder unsuitable. Gaming authorities may require certificates for our securities to bear a legend indicating that the securities are subject to specified gaming laws. In certain jurisdictions, gaming authorities have the power to impose additional restrictions on the holders of our securities at any time.

Review and Approval of Transactions

Substantially all material loans, capital leases, sales of securities and similar financing transactions by us and our subsidiaries must be reported to and in some cases approved by gaming authorities. Neither we nor any of our subsidiaries may make a public offering of securities without the prior approval of certain gaming authorities. Changes in control through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or otherwise are subject to receipt of prior approval of gaming authorities. Entities seeking to acquire control of us or one of our subsidiaries must satisfy gaming authorities with respect to a variety of stringent standards prior to assuming control. Gaming authorities may also require controlling shareholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control to be investigated and licensed as part of the approval process relating to the transaction.

Because of regulatory restrictions, our ability to grant a security interest in any of our gaming assets is limited and subject to receipt of prior approval by certain gaming authorities. A pledge of the stock of a subsidiary holding a gaming license and the foreclosure of such a pledge may be ineffective without the prior approval of gaming authorities in certain jurisdictions. Moreover, our subsidiaries holding gaming licenses may be unable to guarantee a security issued by an affiliated or parent company pursuant to a public offering, or pledge their assets to secure payment of the obligations evidenced by the security issued by an affiliated or parent company, without the prior approval of certain gaming authorities.

Certain jurisdictions require the implementation of a compliance review and reporting system created for the purpose of monitoring activities related to our continuing qualification. These plans require periodic reports to the regulatory authorities.

License Fees and Gaming Taxes

We pay substantial license fees and taxes in many jurisdictions, including some of the counties, cities and towns in which our operations are conducted, in connection with our casino gaming operations, computed in various ways depending on the type of gaming or activity involved and the jurisdiction where our operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable with varying frequency. License fees and taxes are based upon such factors as:

- a percentage of the gross gaming revenues received;
- the number of gaming devices and table games operated; and/or
- one time fees payable upon the initial receipt of license and fees in connection with the renewal of license.

In many jurisdictions, gaming tax rates are graduated, such that they increase as gross gaming revenues increase. Furthermore, tax rates are subject to change, sometimes with little notice, and such changes could have adversely affect our gaming operations. A live entertainment tax is also paid in certain jurisdictions by casino operations where entertainment is provided.

In addition to taxes specifically unique to gaming, we are required to pay all other applicable taxes such as income and property taxes.

Rhode Island Commissions

In Rhode Island, our gaming operations are subject to extensive regulation by the Rhode Island Department of Business Regulation and the Division of Lotteries of the Rhode Island Department of Revenue. Similar to Delaware and unlike the other jurisdictions in which we operate, Rhode Island does not have a traditional tax on gaming operations. The state receives all of the gaming win that comes into our Rhode Island operations and then pays us a percentage of the gaming win. As a result, our revenue from Rhode Island operations reflects only the net amount we are paid of the total gaming win from our Rhode Island casinos. As of December 31, 2022, Twin River Casino Hotel is entitled to a 28.85% share of video lottery terminal ("VLT") revenue on the initial 3,002 units and a 26.00% share on VLT revenue generated from units in excess of 3,002. Tiverton Casino Hotel is and Newport Grand was entitled to receive a percentage of VLT revenue that is equivalent to the percentage received by Twin River Casino Hotel. Twin River Casino Hotel and Tiverton Casino Hotel are entitled to an 83.5% share of table games revenue.

Delaware Commissions

In Delaware, our gaming operations are subject to extensive regulations related to our operations by the Delaware State Lottery Office, Delaware's Department of Safety and Homeland Security, Division of Gaming Enforcement and the Delaware Harness Racing Commission. Similar to the Rhode Island jurisdiction, Delaware does not have a traditional tax on gaming operations. The Delaware State Lottery Office sweeps the win from the casino operations, collects the State's share of the win and the amount due to the vendors under contract with the State who provide the slot machines and associated computer systems, collects the amount allocable to purses for harness horse racing and remits the remainder to us as our commission. As a result, our revenue from Delaware operations reflects only the net amount we are paid of the total gaming win from our Delaware casino and raceway. As of December 31, 2022, Dover Downs was entitled to an approximate 42% share of VLT revenue and 80% share of table games revenue.

Operational Requirements

In most jurisdictions, we are subject to certain requirements and restrictions on how we must conduct our gaming operations. In some states, we are required to give preference to local suppliers and include minority and women-owned businesses in construction projects as well as in general vendor business activity. Similarly, we may be required to give employment preference to minorities, women and in-state residents in certain jurisdictions.

Some gaming jurisdictions also prohibit cash distributions from a gaming operation, except to allow for the payment of taxes, if the distribution would impair the financial viability of the gaming operation. Moreover, many jurisdictions require a gaming operation to maintain insurance and post bonds in amounts determined by the applicable gaming authority. In addition, our ability to conduct certain types of games, introduce new games or move existing games within our facilities may be restricted or subject to regulatory review and approval. Some of our operations are subject to restrictions on the number of gaming positions we may have and the maximum wagers allowed to be placed by our customers.

Our operating properties are also subject to various rules and regulations related to the prevention of financial crimes and combating terrorism, including the U.S. Patriot Act of 2001. These rules and regulations require us to, among other things, implement policies and procedures related to anti-money laundering, suspicious activities, currency transaction reporting and due diligence on customers. Although we have policies and procedures designed to comply with these rules and regulations, to the extent they are not fully effective or do not meet heightened regulatory standards or expectations, we may be subject to fines, penalties, restrictions on certain activities, reputational harm, or other adverse consequences.

Riverboat Casinos

In addition to all other regulations generally applicable to the gaming industry, certain of our riverboat casinos are also subject to regulations applicable to vessels operating on navigable waterways, including regulations of the U.S. Coast Guard, or alternative inspection requirements. These requirements set limits on the operation of the vessel, mandate that it must be operated by a minimum complement of licensed personnel, establish periodic inspections, including the physical inspection of the outside hull, and establish other mechanical and operations rules. In addition, the riverboat casinos may be subject to future U.S. Coast Guard regulations, or alternative security procedures, designed to increase homeland security which could affect some of our properties and require significant expenditures to bring such properties into compliance.

Racetracks

We conduct horse racing operations at our racetracks in Aurora, Colorado and Dover, Delaware and operate additional off-track betting ("OTB") locations throughout Colorado. Regulations governing our horse racing operation in Colorado and Delaware are administered separately from the regulations governing gaming operations, with separate licenses and license fee structures. The racing authorities responsible for regulating our racing operations have broad oversight authority, which may include: annually reviewing and granting racing licenses and racing dates, approving the opening and operation of OTB facilities, approving simulcasting activities, licensing all officers, directors, racing officials and certain other employees of a racing licensee, and approving certain contracts entered into by a racing licensee affecting racing, pari-mutuel wagering, account wagering and OTB operations.

Retail and Mobile Sports Book Wagering

We offer retail sports wagering at our casinos in Colorado, Delaware, Indiana, Nevada, New Jersey, Rhode Island, and Mississippi, as well as mobile sports wagering in Iowa, Colorado, Indiana and Virginia. We and our partners are subject to various federal, state and international laws and regulations that affect our retail and mobile sports wagering businesses. Additional laws in any of these areas are likely to be passed in the future, which could result in impact to the ways in which we and our partners are able to offer sports wagering in jurisdictions that permit such activities.

Interactive Business

We are subject to various federal, state and international laws and regulations that affect our interactive business, including those relating to the privacy and security of customer and employee personal information and those relating to the Internet, behavioral tracking, mobile applications, advertising and marketing activities, sweepstakes and contests. Additional laws in all of these areas are likely to be passed in the future, which could result in significant limitations on or changes to the ways in which we can collect, use, host, store or transmit the personal information and data of our customers or employees, communicate with our customers, and deliver products and services, or may significantly increase our compliance costs. As our business expands to include new uses or collection of data that is subject to privacy or security regulations, our compliance requirements and costs will increase and we may be subject to increased regulatory scrutiny.

Some of our social gaming products and features are based upon traditional casino games, such as slots and table games. Although we do not believe these products and features constitute gambling, it is possible that additional laws or regulations may be passed in the future that would restrict or impose additional requirements on our social gaming products and features.